A **BRIGHTER WAY** TO INVEST IN GOLD®

Annual Information Form

For the year ended December 31, 2024

MARCH 31, 2025

SANDSTORM GOLD LTD.
SUITE 3200 – 733 SEYMOUR STREET
VANCOUVER, BC CANADA V6B 0S6

SANDSTORM
GOLD ROYALTIES

NYSE **SAND** TSX **SSL**

Schedule “A”	A1

2024 Annual Information Form
Introductory Notes
Unless otherwise noted, information contained in this annual information form (“AIF”) is provided as of March 31, 2025. Unless otherwise noted or the context otherwise indicates, references to the “Company”, “Sandstorm”, “Sandstorm Gold”, “us” and “our”, all refer to Sandstorm Gold Ltd.
Website and Third-Party Information
Sandstorm provides certain links to websites in this AIF, including www.sandstormgold.com. No such websites are incorporated by reference herein. Sandstorm also produces and references other materials that may be of assistance when reviewing (but which do not form part of, nor are incorporated by reference into) this AIF, including the 2023 Sustainability Report and the Asset Handbook (each as defined and discussed below).
Cautionary Note Regarding Forward-Looking Information
This AIF contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this AIF and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.
Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; each of the Mining Operations (as defined below); the absence of control over Mining Operations from which Sandstorm Gold will purchase gold or other commodities or from which it will receive royalty payments and risks related to those Mining Operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; the number or aggregate value of Common Shares (as defined below) which may be purchased under the NCIB (as defined below) or the Automatic Share Purchase Plan, audits being conducted by the CRA (as defined below) and available remedies; the expectation that the terms of the earn-in-milestone payments of SSR Mining’s (as defined below) agreement to acquire a 40% operating interest in the Hod Maden Project (as defined below) will be fulfilled, its intention to pursue and successfully obtain sufficient project financing,

2024 Annual Information Form
including expectation of benefits to the overall development of the project as a result of the SSR Mining acquisition and its ability to fulfil its role as operator of the Hod Maden Project, including the social and regulatory license to operate; the expectations that the Company’s transactions with Horizon (as defined below) as described in this AIF will provide the potential benefits and synergies of the transactions and the ability of Sandstorm to successfully achieve business objectives, including integrating the companies or assets or the effects of unexpected costs, liabilities or delays; management’s expectations regarding the growth potential of Sandstorm, including in scale and production and the anticipated benefits of the transactions with Horizon; management’s expectations regarding Sandstorm’s growth; stock market volatility; competition; the potential impact of natural disasters, terrorist acts, wars and conflicts, trade wars, health crises and other disruptions and dislocations, as well as those factors discussed in the section entitled “Risk Factors” herein.
Forward-looking information in this AIF includes, among other things, disclosure regarding: audits being conducted by the CRA and available remedies, management’s expectations regarding the Company’s growth, Sandstorm Gold’s existing Streams (as defined below) and royalties and the payments to be made and received thereunder, the exploration, development and operation of the Mining Operations, Sandstorm’s future outlook, the operators of the mines ability to fulfil their roles as operators, including the social and regulatory licenses to operate, the Mineral Reserve (as defined below), Mineral Resource (as defined below) and production estimates for any of the Mining Operations, the use of, or amounts drawn under, the Credit Facility (as defined below) and the repayment of amounts outstanding under the Credit Facility and the Company’s climate change and sustainability goals, including its emissions reduction targets. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the Mining Operations from which Sandstorm Gold will purchase gold and other commodities or from which it will receive royalty payments, no material adverse change in the market price of commodities, that the Mining Operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.
Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as future actions and events and actual results could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.
Non-IFRS and Other Financial Measures Disclosure
The Company has included certain performance measures and ratios in this AIF that do not have any standardized meaning prescribed by International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “IFRS”) including (i) total sales, royalties and income from other interests (“Total Sales, Royalties and Income from Other Interests”), (ii) attributable gold equivalent (“Attributable Gold Equivalent”) ounce, (iii) average cash cost per Attributable Gold Equivalent ounce, (iv) cash operating margin, and (v) cash flows from operating activities excluding changes in non-cash working capital.

2024 Annual Information Form
As Sandstorm’s operations are primarily focused on precious metals, the Company presents these measures as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other mining companies in the precious metals mining industry who present results on a similar basis.
Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and in accounting frameworks, such as in IFRS, and as such these measures might not be comparable to the similar financial measures disclosed by other companies.
The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
iTotal Sales, Royalties and Income from Other Interests is a non-IFRS financial measure and is calculated by taking total revenue which includes Sales and Royalty Revenue, and adding contractual income relating to Streams, royalties and other interests excluding gains and losses on dispositions. The Company presents Total Sales, Royalties and Income from other interests as it believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry. See also “Principal Product” under “Description of the Business” below in this AIF. Figure 1.1 below provides a reconciliation of Total Sales, Royalties and Income from Other Interests.

Figure 1.1
In $000s	Year Ended December 31, 2024	Year Ended December 31, 2023

Total Revenue	$176,283	$179,636
Add:
Contractual income from Streams, Royalties and other interests [1]	$—	$11,810
Equals:
Total Sales, Royalties, and Income from other interests	$176,283	$191,446
1.    During the three months ended March 31, 2023, the Company received a one-time contractual payment of $10.0 million relating to the Company’s Mt. Hamilton royalty included in other income. During the three months ended December 31, 2023, the Company received a one-time payment of $1.8 million related to the Company’s Ming gold Stream.
iiAttributable Gold Equivalent ounce is a non-IFRS financial ratio that uses Total Sales, Royalties, and Income from Other Interests as a component. Attributable Gold Equivalent ounce is calculated by dividing the Company’s Total Sales, Royalties, and Income from other interests (described further in item i above) less revenue attributable to non-controlling interests for the period, by the average realized gold price per ounce from the Company’s Streams for the same respective period. The Company presents Attributable Gold Equivalent ounces as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. See also “Principal Product” under “Description of the Business” below in this AIF. Figure 1.2 below provides a reconciliation of Attributable Gold Equivalent ounce.

2024 Annual Information Form

Figure 1.2
In $000s (except for ounces and per ounce amounts)	Year Ended December 31, 2024	Year Ended December 31, 2023

Total Sales, Royalties, and Income from other interests	$176,283	$191,446
Less:
Revenue attributable to non-controlling interest	3,586	3,907
Total Sales, Royalties, and Income from other interests attributable to Sandstorm shareholders	172,697	187,539
Divided by:
Average realized gold price per ounce from the Company's Gold Streams	2,372	1,929
Equals:
Total Attributable Gold Equivalent ounces [1]	72,810	97,245
1.    Recalculated totals may differ due to rounding.
iiiAverage cash cost per Attributable Gold Equivalent ounce is a non-IFRS financial ratio that is calculated by dividing the Company’s cost of sales, excluding depletion by the number of Attributable Gold Equivalent ounces (described further in item ii above). The Company presents average cash cost per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. Figure 1.3 below provides a reconciliation of average cash cost of gold on a per ounce basis.

Figure 1.3
In $000’s (except for ounces and per ounce amounts)	Year Ended December 31, 2024	Year Ended December 31, 2023

Cost of Sales, excluding depletion [1]	$19,994	$21,677
Divided by:
Total Attributable Gold Equivalent ounces sold	72,810	97,245
Equals:
Average cash cost (per Attributable Gold Equivalent ounce)	$275	$223
1.    Cost of Sales, excluding depletion, includes cash payments made for Gold Equivalent ounces associated with commodity streams.
ivCash operating margin is a non-IFRS financial measure that is calculated by subtracting the average cash cost per Attributable Gold Equivalent ounce from the average realized gold price per ounce from the Company’s Gold Streams. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.
vCash flows from operating activities excluding changes in non-cash working capital is a non-IFRS financial measure and is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company

2024 Annual Information Form
presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Figure 1.4 provides a reconciliation of cash flows from operating activities excluding changes in non-cash working capital.

Figure 1.4
In $000’s	Year Ended December 31, 2024	Year Ended December 31, 2023

Cash flows from operating activities	$135,378	$152,754
Less:
Changes in non-cash working capital	(3,591)	1,697
Equals:
Cash flows from operating activities excluding changes in non-cash working capital	$138,969	$151,057
Currency Presentation and Exchange Rate Information
All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars (“US Dollars”). Canadian dollars are referred to as “Canadian dollars” or “C$”.
The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar for each of the three years in the period ended December 31, 2024, as quoted by the Bank of Canada, were as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022

High	C$1.4416	C$1.3875	C$1.3856
Low	C$1.3316	C$1.3128	C$1.2451
Average	C$1.3698	C$1.3497	C$1.3013
Closing	C$1.4389	C$1.3226	C$1.3544
Commodity Price Information
GOLD PRICES
The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2024, as quoted by the London Bullion Market Association, were as follows:

2024 Annual Information Form

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022

High	$2,778	$2,078	$2,039
Low	$1,985	$1,811	$1,629
Average	$2,386	$1,941	$1,800
Closing	$2,611	$2,062	$1,813
SILVER PRICES
The high, low, average and closing afternoon fixing silver prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2024, as quoted by the London Bullion Market Association, were as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022

High	$34.51	$26.03	$26.18
Low	$22.09	$20.09	$17.77
Average	$28.27	$23.35	$21.73
Closing	$28.91	$23.79	$23.95
COPPER PRICES
The high, low, average and closing official cash settlement copper prices in United States dollars per pound for each of the three years in the period ended December 31, 2024, as quoted by the London Metal Exchange, were as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022

High	$4.92	$4.28	$4.87
Low	$3.67	$3.54	$3.18
Average	$4.15	$3.84	$4.00
Closing	$3.95	$3.84	$3.80
Corporate Structure
The Company was incorporated under the Business Corporations Act (British Columbia) (“BCBCA”) on March 23, 2007. The Company changed its name from “Sandstorm Resources Ltd.” to “Sandstorm Gold Ltd.” on February 17, 2011. Effective June 19, 2015, Sandstorm Gold Ltd. amalgamated, by way of vertical short-form amalgamation under the BCBCA, with one of its wholly-owned subsidiaries, Premier Royalty Inc. Sandstorm Gold Ltd. was the continuing entity as a result of this amalgamation. Effective January 1, 2018, Sandstorm Gold Ltd. amalgamated, by way of vertical short-form amalgamation under the BCBCA, with one of its wholly-owned subsidiaries, Sandstorm Gold (Barbados) Limited. Sandstorm Gold Ltd. was the

2024 Annual Information Form
continuing entity as a result of this amalgamation. Effective January 1, 2025, Sandstorm Gold Ltd. amalgamated, by way of vertical short-form amalgamation under the BCBCA, with one of its wholly-owned subsidiaries, Nomad Royalty Company Ltd. Prior to this amalgamation taking place, on December 4, 2024, the Company continued Nomad Royalty Company Ltd. from the Canada Business Corporations Act into British Columbia under the BCBCA with the name 1515130 B.C. Ltd. Sandstorm Gold Ltd. was the continuing entity as a result of this amalgamation.
The Company’s head, registered, and records office are located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, V6B 0S6.
During the financial year ended December 31, 2024, the Company had one (1) principal wholly-owned subsidiary company, being Nomad Royalty Company Ltd. as discussed above in this section. As of the date of this AIF, the Company has no principal wholly-owned subsidiary companies.
General Development of the Business
Public Offerings
On September 22, 2022, the Company filed a short form base shelf prospectus (the “2022 Base Shelf Prospectus”) in Canada (in reliance on the well-known seasoned issuer exemption) and the United States which allowed the Company to offer for sale and issue from time to time common shares of the Company (“Common Shares”), warrants to purchase Common Shares, debt securities, subscription receipts and units, or any combination thereof, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and as set forth in an accompanying prospectus supplement to the 2022 Base Shelf Prospectus. These sales were permitted to be made during the 25-month period that the 2022 Base Shelf Prospectus, including any amendments thereto, remained effective. The 2022 Base Shelf Prospectus expired on October 22, 2024.
On October 4, 2022, the Company completed a bought deal financing with a syndicate of underwriters comprised of an offering of 15,700,000 Common Shares plus the exercise by the underwriters of an over-allotment option of 2,355,000 Common Shares, for an aggregate of 18,055,000 Common Shares all at a price of $5.10 per Common Share for gross proceeds of $92,080,500 (the “October 2022 Offering”). The Common Shares were sold pursuant to an underwriting agreement between the Company and a syndicate of investment dealers co-led by BMO Nesbitt Burns Inc. and Scotia Capital Inc. The Common Shares were offered by way of a prospectus supplement dated September 28, 2022, to the 2022 Base Shelf Prospectus in all of the provinces and territories of Canada, other than Québec, and in the United States under an effective shelf registration statement filed with the United States Securities and Exchange Commission (the “SEC”) under the Canada/U.S. multi-jurisdictional disclosure system. The net proceeds from the October 2022 Offering were primarily used to reduce amounts drawn under the Company’s revolving credit facility.

2024 Annual Information Form
On June 9, 2023, the Company filed a prospectus supplement to the 2022 Base Shelf Prospectus in Canada and the United States and established an At-the-Market equity program (“2023 ATM Program”). The 2023 ATM Program allowed the Company to issue up to $150 million worth of Common Shares from treasury to the public from time to time at prevailing market prices through the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) or any other marketplace on which the Common Shares were listed, quoted or otherwise trade. The volume and timing of distributions under the 2023 ATM Program, if any, were to be determined at the Company’s sole discretion, subject to applicable regulatory limitations. The 2023 ATM Program was effective until October 22, 2024, and expired on that date. The Company did not utilize, or sell any Common Shares under the 2023 ATM Program.
On November 8, 2024, the Company filed a new short form base shelf prospectus (the “2024 Base Shelf Prospectus”) in Canada (in reliance on the well-known seasoned issuer exemption) and the United States which allows the Company to offer for sale and issue from time to time Common Shares of the Company, warrants to purchase Common Shares, debt securities, subscription receipts and units, or any combination thereof, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and as set forth in an accompanying prospectus supplement to the 2024 Base Shelf Prospectus. These sales may be made during the 25-month period that the 2024 Base Shelf Prospectus, including any amendments thereto, remains effective. The 2024 Base Shelf Prospectus will expire on December 8, 2026.
Credit Facility
On January 12, 2012, the Company entered into a revolving credit agreement with The Bank of Nova Scotia, which allowed the Company to borrow up to $50.0 million (the “Revolving Loan” or “Credit Facility”, as amended from time to time). Subsequently, the Credit Facility was amended on each of February 7, 2013, December 20, 2017, December 4, 2018, September 4, 2019, and December 2, 2019, to make housekeeping and other changes such as increases in the amount which the Company was permitted to borrow under the Credit Facility. On October 6, 2021, the Credit Facility was amended to increase the amount which the Company is permitted to borrow thereunder to up to $350 million, eliminate the accordion feature, and incorporate sustainability-linked performance targets to establish an “Environment, Social and Governance” linked credit facility. In 2021, the Company became the first royalty company with a credit facility linked to sustainability goals. This feature is described below.
On July 12, 2022, the Credit Facility was amended to increase the amount which the Company is permitted to borrow thereunder to up to $500 million (plus up to $125,000,000 under a related uncommitted accordion feature). This upsize to $500 million was contingent upon the closing of the BaseCore Transaction (as described below in this AIF) and the exercise of the accordion feature of up to $125 million was contingent upon the closing of the Nomad Acquisition (as described below in this AIF), both of which subsequently closed, thus allowing the Company to borrow up to $625 million under the Credit Facility. On each of August 15, 2022, October 28, 2022, September 11, 2023, December 21, 2023 and December 9, 2024, the Credit Facility was amended to make housekeeping and other related changes. The September 11, 2023 amendments included extending the Maturity Date of the Credit Facility to September 11, 2027. The December 9, 2024 amendments included extending the Maturity Date of the Credit Facility to December 9, 2028 and reducing the interest rates and standby fee applicable to the Credit Facility.

2024 Annual Information Form
With each of the aforementioned five amendments, the Credit Facility maintained its sustainability-linked performance targets as discussed below.
The Revolving Loan incorporates sustainability-linked incentive pricing terms that allow the Company to reduce the borrowing costs from the interest rates described herein as the Company’s Environment, Social and Governance performance targets are met. These targets focus on increasing the Company’s producing assets which report under sustainability and climate related standards as well as maintaining and improving the Company’s own external Environment, Social and Governance rating and ensuring diverse representation at the senior management and board levels.
The Revolving Loan is for general corporate purposes and expires December 9, 2028, which is extendable based on mutual consent of the parties thereto. The amounts drawn on the Revolving Loan are subject to interest at SOFR (as defined below in this AIF) plus 1.75% to 2.75% per annum, and the undrawn portion of the Revolving Loan is subject to a standby fee of 0.39% - 0.62% per annum, both of which are dependent on the Company’s leverage ratio. The Company is required to maintain a leverage ratio of net debt divided by EBITDA (as defined in the Credit Facility) of less than or equal to 4.00:1.00 and an interest coverage ratio of greater than or equal to 3.00:1.00 for each fiscal quarter.
As at December 31, 2024, the Company was in compliance with its covenants and there was a balance drawn on or outstanding under the Credit Facility of $355 million. As of the date of this AIF, the balance drawn on or outstanding under the Credit Facility is $340 million, and the undrawn and available balance remaining is $285 million.
Normal Course Issuer Bid
On April 7, 2022, the Company commenced a new Normal Course Issuer Bid (the “2022 NCIB”) in accordance with TSX Rules and Canadian securities laws. Under the 2022 NCIB, the Company was entitled to purchase up to 18.9 million Common Shares, representing approximately 10% of the Company’s issued and outstanding Common Shares as at March 31, 2022 after excluding those Common Shares held by the Company’s Directors and officers. Pursuant to the 2022 NCIB, the Company purchased an aggregate of 187,801 Common Shares in 2022 (all of which were returned to treasury for cancellation) for aggregate consideration of (i) C$454,625.38 on the TSX and alternative Canadian trading platforms; and (ii) $600,968.22 on the NYSE and alternative trading platforms in the United States of America. From December 31, 2022, to March 31, 2023, the Company purchased a further 148,400 Common Shares for aggregate consideration of C$989,692.14 solely on the TSX and alternative Canadian trading platforms, and these 148,400 Common Shares were all returned to treasury for cancellation. The 2022 NCIB terminated on April 6, 2023.
On April 11, 2023, the Company commenced a new Normal Course Issuer Bid (the “2023 NCIB”, together with the 2022 NCIB, the “NCIB”) pursuant to which the Company was entitled to purchase up to 24.0 million Common Shares, representing approximately 9.7% of the Company’s issued and outstanding Common Shares as at March 31, 2023 after excluding those Common Shares held by the Company’s directors (“Directors”) and officers. Pursuant to the 2023 NCIB, the Company purchased an aggregate of 2,639,595 Common Shares in 2023 (all of which were returned to treasury for cancellation) for aggregate consideration of (i)

2024 Annual Information Form
C$14,668,366.70 on the TSX and alternative Canadian trading systems; and (ii) $2,700,730.50 on the NYSE and alternative trading systems in the United States of America. From December 31, 2023, to April 10, 2024, the Company purchased a further 97,325 Common Shares for aggregate consideration of C$731,640.69 solely on the TSX and alternative Canadian trading systems, and these 97,325 Common Shares were all returned to treasury for cancellation. The 2023 NCIB terminated on April 10, 2024.
On May 7, 2024, the Company commenced a new Normal Course Issuer Bid (the “2024 NCIB”, together with the 2022 NCIB and 2023 NCIB, the “NCIB”) pursuant to which the Company is entitled to purchase up to 20.0 million Common Shares, representing approximately 9% of the Company’s issued and outstanding Common Shares as at April 30, 2024 after excluding those Common Shares held by the Company’s Directors and officers. Pursuant to the 2024 NCIB, the Company purchased an aggregate of 1,868,600 Common Shares in 2024 (all of which were returned to treasury for cancellation) for aggregate consideration of (i) C$7,135,879.80 on the TSX and alternative Canadian trading systems; and (ii) $5,084,168.34 on the NYSE and alternative trading systems in the United States of America. From December 31, 2024, to March 21, 2025, the Company purchased a further 2,982,319 Common Shares for aggregate consideration of (i) C$8.866 on the TSX and alternative Canadian trading systems; and (ii) $6.165 on the NYSE and alternative trading systems in the United States of America. Any Common Shares purchased under the 2024 NCIB still held by the Company on March 31, 2025 will be returned to treasury for cancellation on March 31, 2025. The 2024 NCIB was scheduled to terminate on May 6, 2025.
On March 24, 2025, the Company early terminated the 2024 NCIB and, effective March 27, 2025, commenced a new Normal Course Issuer Bid (the “2025 NCIB”, together with the 2024 NCIB, the 2023 NCIB and 2022 NCIB, the “NCIB”) pursuant to which the Company is/was entitled to purchase up to 20.0 million Common Shares, representing approximately 6.8% of the Company’s issued and outstanding Common Shares as at March 27, 2025, after excluding those Common Shares held by the Company’s Directors and officers. The 2025 NCIB terminates on March 26, 2026.
The NCIB provides the Company with the option to purchase its Common Shares from time to time. Purchases under the NCIB were executed on the open market through the facilities of the TSX or alternative Canadian trading systems and through the facilities of the NYSE or alternative trading systems in the United States of America. Purchases made by the Company over the NYSE or such alternative trading systems were made in compliance with applicable United States securities laws. All purchases under the NCIB are made at the market price of the Common Shares at the time of acquisition and are funded by the Company’s working capital. Decisions regarding purchases are based on market conditions, share price, best use of available cash, and other factors. All Common Shares acquired by the Company are cancelled.
The Company is prohibited from making purchases of Common Shares under a NCIB while sales of Common Shares are being made under any ATM Program which the Company may have in effect.
AUTOMATIC SHARE PURCHASE PLAN
On December 9, 2024, the Company entered into an Automatic Share Purchase Plan (the “2024 ASPP”) with its designated broker to facilitate the purchase of the Company’s issued Common Shares under its 2024 NCIB at times when the Company would not ordinarily be permitted to make purchases, whether due to regulatory restrictions or customary self-imposed blackout periods. The Common Share purchases under the

2024 Annual Information Form
2024 ASPP were conducted by the broker in accordance with the terms of the 2024 ASPP, at its sole discretion and based on pre-established parameters provided by the Company.
The TSX approved the Company’s 2024 ASPP on December 11, 2024 (effective as of December 9, 2024), which was to terminate on the earliest of that date upon which: (a) the maximum purchase limits under the 2024 ASPP are reached; (b) the Company’s 2024 NCIB expires; or (c) the Company terminates the 2024 ASPP in accordance with its terms. The 2024 ASPP provided for the purchase of up to 10.0 million Common Shares, which such purchases were required to comply with TSX rules and would count towards the limits set by the 2024 NCIB.
In connection with the early termination of the Company’s 2024 NCIB as discussed above, the Company terminated the 2024 ASPP and made application for a new ASPP to coincide with the Company’s 2025 NCIB.
Effective March 27, 2025, the Company entered into a new Automatic Share Purchase Plan (the “2025 ASPP”) with its designated broker to coincide with the commencement date of the Company’s new 2025 NCIB. Similar to the 2024 ASPP, the Company entered into the 2025 ASPP to facilitate the purchase of Common Shares under its 2025 NCIB at times when the Company would not ordinarily be permitted to make purchases, whether due to regulatory restrictions or customary self-imposed blackout periods. The Common Shares purchased under the 2025 ASPP will be conducted by the broker in accordance with the terms of the 2025 ASPP, at its sole discretion and based on pre-established parameters provided by the Company including, but not limited to: term, price, and volume of Common Shares to be purchased. The broker is not entitled to commence purchases under the 2025 ASPP until the Company provides pre-established parameters. The 2025 ASPP was pre-cleared by the TSX and took effect on March 27, 2025. The 2025 ASPP provides for the purchase of up to 15.0 million Common Shares, which such purchases are required to comply with TSX rules and will count towards the limits set by the 2025 NCIB.
The 2025 ASPP will remain active for the duration of the 2025 NCIB and will terminate on the earliest of: (a) the date that the maximum purchase limits under the 2025 ASPP are reached; (b) the expiry of the 2025 NCIB; or (c) the date that the 2025 ASPP otherwise terminates in accordance with its terms.
Mineral Interests
The Company currently has 231 Streams and royalties, of which 41 of the underlying mines are producing. The Company has published its 2025 Asset Handbook (“Asset Handbook”), a copy of which is available on the Company’s website at www.sandstormgold.com. To the best of the Company’s knowledge, the information pertaining to the assets in the Asset Handbook are believed to be accurate as of January 23, 2025. The Asset Handbook does not form part of, nor is it incorporated by reference into this AIF.
Below is a description of certain of the Company’s key producing and other assets, as well as a discussion of significant transactions closed by the Company in 2024.

2024 Annual Information Form
Aurizona Mine Royalties
Through a series of restructurings with respect to the Company’s former gold stream (“Aurizona Gold Stream”) on the Aurizona mine, located in Brazil (the “Aurizona Mine”), the Aurizona Gold Stream was terminated and replaced by two net smelter return (“NSR”) royalties (the “Aurizona Project NSR” and the “Greenfields NSR”) with the now current owner of the project, Equinox Gold Corp. (“Equinox”). The Aurizona Project NSR is a sliding scale royalty based on the price of gold as follows: 3% if the price of gold is less than or equal to $1,500 per ounce; 4% if the price of gold is between $1,500 per ounce and $2,000 per ounce; and 5% if the price of gold is greater than $2,000 per ounce. This royalty is calculated based on sales for the month and the average monthly gold price. The Greenfields NSR royalty covers approximately 190,000 – 220,000 hectares of greenfields exploration ground (“Aurizona Greenfields”) held by Equinox and is a 2% NSR royalty. Equinox has the right to purchase one-half of the Greenfields NSR royalty for $10.0 million at any time prior to commercial production. The Company holds a right of first refusal on any future streams or royalties on the Aurizona Mine and Aurizona Greenfields.
The Aurizona Mine is located near the town of Godofredo Viana in Maranhão State in northeastern Brazil and within three kilometres of an Atlantic Ocean inlet. The Aurizona Mine is an orogenic gold deposit hosted in a greenstone belt of the São Luis Craton. There are many mineralized bodies on the Aurizona property but work to date has focused on the Piaba and Tatajuba deposits.
On July 2, 2019, Equinox announced that it had achieved commercial production at the Aurizona Mine effective July 1, 2019. On September 20, 2021, Equinox announced a positive NI 43-101 (as defined below in this AIF) Pre-Feasibility Study for an expansion to the Aurizona Mine through the development of an underground mine which could be operated concurrently with the existing open-pit mine and is subject to the Company’s Aurizona Project NSR. This technical report, which is available under Equinox’s profile on SEDAR+, was filed by Equinox on November 4, 2021. The assessment outlines total production of 1.5 million ounces of gold over an eleven-year mine life.
On April 8, 2024, Equinox reported a displacement of material in two areas in the south wall of the Piaba pit at the Aurizona Mine, caused by persistent heavy rains in Maranhão, Brazil. As a result, mining at the Piaba pit was paused while Equinox established a remediation plan and confirmed the safety of the pit. To mitigate the potential impact on planned 2024 production, Equinox accelerated mining of the Tatajuba open pit at Aurizona, which is also subject to the Company's Aurizona Project NSR. In the fourth quarter of 2024, Equinox announced that it had restarted mining in the Piaba pit and that its assessment of the Piaba pit and surrounding infrastructure confirmed that the geotechnical event would not materially impact the long-term economic performance of the Aurizona Mine.
On February 19, 2025, Equinox reported that production at the Aurizona Mine for 2025 is forecast at 70,000 - 90,000 ounces of gold.
For more information, visit Equinox’s website at www.equinoxgold.com.

2024 Annual Information Form
Entrée Gold Stream
In February 2013 (as amended February 2016), the Company entered into a funding agreement (the “Entrée Metal Credits Agreement”) with Entrée Gold Inc. (now known as Entrée Resources Ltd., “Entrée”) to purchase, for a period of 50 years (which may be extended), metal credits equal to:
•5.619% of the gold, 5.619% of the silver and 0.415% of the copper produced from the Hugo North Extension deposit (Lower Level);
•8.425% of the gold, 8.425% of the silver and 0.623% of the copper produced from the Hugo North Extension deposit (Upper Level);
•4.258% of the gold, 4.258% of the silver and 0.415% of the copper produced from the Heruga Deposit (Lower Level); and
•6.391% of the gold, 6.391% of the silver and 0.623% of the copper produced from the Heruga Deposit (Upper Level);
(all of which are subject to adjustment upon the occurrence of certain stated events and reflect reduced percentages, as further discussed below).
The above-mentioned deposits are all located in the South Gobi Desert of Mongolia and form part of the Oyu Tolgoi mining complex (the lower and upper levels of the Hugo North Extension and the lower and upper levels of the Heruga Deposit collectively referred to herein as the “Entrée JV Project”).
The amendment entered into in February 2016, reduced the Company’s metal credits interests by 17% from the original numbers, for which the Company initially paid $40.0 million in 2013. Please note that the metal credits figures set out above are the reduced figures. In exchange for the 17% reduction, Entrée paid the Company $5.5 million in cash and issued 5,128,604 common shares of Entrée (“Entrée Shares”) to the Company (having an aggregate value of $1.3 million)
The Company will make ongoing payments equal to the lesser of the prevailing market price and $220 per ounce for the gold, $5 per ounce for the silver and $0.50 per pound for the copper, until approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the Entrée JV Project (the “Initial Fixed Prices”). Thereafter, the ongoing payments will increase to the lesser of the prevailing market price and $500 per ounce for the gold, $10 per ounce for the silver and $1.10 per pound for the copper (the “Subsequent Fixed Prices”). The Initial Fixed Prices are all subject to a 1% annual inflationary adjustment beginning on the fourth anniversary of the date upon which the Company commences receiving payable gold, silver and copper.
The Hugo North Extension is a copper-gold-porphyry deposit, and the Heruga Deposit is a copper-gold-molybdenum deposit, which are both part of the Oyu Tolgoi mining complex and are being developed by the Government of Mongolia (which owns 34% of the project) and its 66% owner and project manager Rio Tinto plc (“Rio Tinto”), through its subsidiary, Oyu Tolgoi LLC (“OTLLC”). Entrée retains a 20% interest in the resources of the Hugo North Extension and Heruga deposits.
On October 21, 2021, Entrée announced the completion of an updated NI 43-101 Technical Report on its interest in the Entrée/Oyu Tolgoi joint venture property, which report was filed by Entrée on October 21, 2021, and is available under Entrée’s profile on SEDAR+. The updated report discusses a Feasibility Study

2024 Annual Information Form
based on Mineral Reserves attributable to the joint venture from the first lift of the Hugo North Extension copper-gold deposit and aligns Entrée’s disclosure with that of other Oyu Tolgoi project stakeholders on development of the first lift of the underground mine.
On October 29, 2024, Entrée announced that first Oyu Tolgoi Lift Panel 1 underground development work had commenced. The work is included in the 2024 Oyu Tolgoi Mine Plan previously submitted to and approved by the Mineral Resources and Petroleum Authority of Mongolia. The work is limited in scope and and the timing of any future development work in the Hugo North Extension deposit footprint is contingent upon the resolution of certain outstanding issues, including the transfer of the Shivee Tolgoi license to Entrée’s joint venture partner OTLLC.
On February 3, 2o25, Entrée announced that its joint venture agreement with OTLLC, which the parties have been operating under since formation of the Entrée/Oyu Tolgoi joint venture on June 30, 2008, has been formally executed and delivered by the parties. Despite being a formality, execution was a necessary step to enable the parties to initiate the transfer of the joint venture licenses to OTLLC in accordance with applicable Mongolian laws and as provided under this joint venture agreement.
The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée. If the Mongolian government acquires a 34% interest in Entrée’s share of the joint venture, Sandstorm will receive up to $6.8 million in consideration, with the streaming rates adjusting to 4.47% for gold, 3.39% for silver and 0.33% for copper.
For more information, visit Entrée’s website at www.entreeresourcesltd.com.
Multi-Asset Stream with Yamana Gold Inc.
In October 2015, the Company entered into a series of agreements with Yamana Gold Inc. (“Yamana”) (the “Yamana Transaction”) on certain of its mining assets. For upfront consideration of $152.0 million in cash plus 15.0 million warrants of the Company (fully exercised by Yamana in April 2020 at a price of $3.50 per Common Share), the Company has a silver stream (the “Silver Stream”) on the operating Cerro Moro gold-silver mine in Argentina (the “Cerro Moro Mine”), a copper stream (the “Copper Stream”) on the operating open pit copper-gold Chapada mine in Brazil (the “Chapada Mine”) and a potential gold stream on the project formerly known as the Agua Rica project in Argentina (now known as the “MARA Project”) at the Company’s sole option (the “Early Deposit Gold Stream”).
The Yamana Transaction provided the Company with asset diversification on projects which are low cost and economically robust with significant exploration upside.
NOTE: On March 31, 2023, Pan American Silver Corp. (“Pan American Silver”) announced that it had acquired Yamana, following the sale by Yamana of its Canadian assets to Agnico Eagle Mines Limited, all by way of plan of arrangement under the Canada Business Corporations Act. The Company’s rights under its various agreements with Yamana remain intact.

2024 Annual Information Form
THE SILVER STREAM — Cerro Moro Mine
In exchange for $70.0 million, pursuant to the Silver Stream, the Company agreed to purchase an amount of silver from the Cerro Moro Mine equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces), until 7.0 million ounces of silver have been delivered to the Company; then 9% of the silver produced thereafter, for the life of the mine.
As of December 31, 2024, a total of 6.6 million ounces of silver had been delivered under the Silver Stream since its inception. Based on the cumulative ounces of silver purchased to date, the Company’s current silver entitlement is 20%.
The Company agreed to make ongoing payments for each ounce of silver received under the Silver Stream equal to 30% of the spot price per ounce of silver.
The Cerro Moro Mine, which commenced commercial production in 2018, is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. The Cerro Moro Mine contains several high-grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods.
For more information, visit Pan American Silver’s website at www.panamericansilver.com.
THE COPPER STREAM — Chapada Mine
In exchange for $70.0 million, pursuant to the Copper Stream, the Company agreed to purchase an amount of copper from the Chapada Mine equal to: 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds), until the Chapada Mine has delivered 39.0 million pounds of copper to the Company (the “First Chapada Delivery Threshold”); then 3.0% of the copper produced until, on a cumulative basis, the Chapada Mine has delivered 50.0 million pounds of copper to the Company (the “Second Chapada Delivery Threshold”); then 1.5% of the copper produced thereafter, for the life of the Chapada Mine.
As of December 31, 2024, a total of 33.2 million pounds of copper had been delivered under the Copper Stream since its inception. Based on the cumulative pounds of copper purchased to date, the Company’s current copper entitlement is 4.2%.
The Company agreed to make ongoing payments for each pound of copper received under the Copper Stream equal to 30% of the spot price per pound of copper.
NOTE: On July 5, 2019, Yamana announced that it had sold the Chapada Mine to Lundin Mining Corporation (TSX:LUN) (“Lundin Mining”). The Company’s rights under the Copper Stream remain intact.
The Chapada Mine has been in production since 2007 and is a relatively low-cost South American open-pit copper-gold operation. It is located 270 kilometres northwest of Brasília in Goiás State, Brazil. The ore is treated through a flotation plant with processing capacity of 24 million tonnes of ore per annum.
On October 10, 2019, Lundin Mining filed an updated NI 43-101 Technical Report on the Chapada Mine, which is available under Lundin Mining’s profile on SEDAR+, which outlines production through 2050. This excludes any production from Lundin Mining’s recent Saúva discovery.

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On January 16, 2025, Lundin Mining announced that they plan to undertake a 20,000-metre drilling program at the Chapada Mine with a goal to grow resources and that additional drilling at Saúva will continue to further define higher grade resources that will be incorporated into an updated Mineral Resource estimate at Saúva.
On February 19, 2025, Lundin Mining announced that the Chapada Mine produced 43,261 tonnes of copper and approximately 65,000 ounces of gold during the year, with both metals being within Lundin Mining’s most recently disclosed 2024 production guidance ranges. An optimized mine plan led to a significant reduction in overall material movement, including waste and ore, and contributed to lower production costs. Increased processing of ore from the older low-grade stockpile and North pit resulted in lower copper production due to lower grades and recoveries. Gold production benefited from higher grades and throughput as emphasis was placed on gold in the current elevated gold price environment.
For more information, visit Lundin Mining’s website at www.lundinmining.com.
THE EARLY DEPOSIT GOLD STREAM - MARA Project
In exchange for $12.0 million, $4.0 million of which was paid in April 2016 (the “Advance Payment”), the Company entered into an Early Deposit Gold Stream agreement (which was subsequently amended on December 17, 2020) on the Agua Rica Project, a copper-molybdenum-gold porphyry deposit.
At the time of a construction decision for the Agua Rica Project, the Company may elect to make an additional advance payment equal to between $135.0 million and $225.0 million based on the following formula: $150,000 multiplied by the Average Quarterly Gold Price (as defined in the Early Deposit Gold Stream agreement, as amended) plus $7.5 million (the “Additional Advance Payment”). The payment of the Additional Advance Payment will occur proportionately throughout the construction period.
If the Company elects to pay the Additional Advance Payment, the Company will have the right to purchase an amount of gold equal to 20% of the life of mine gold produced from the Agua Rica Project. The Company would make ongoing payments for each ounce of gold received, equal to 30% of the spot price per ounce of gold.
If the Company elects not to pay the Additional Advance Payment, the Advance Payment will convert into a 0.25% NSR royalty on the Agua Rica Project and all other rights under the Early Deposit Gold Stream agreement will terminate. In addition, in the event that the Company wishes to syndicate the Early Deposit Gold Stream to a third party, it has the right to transfer any and all of its rights and obligations, under certain conditions.
The Agua Rica Project is a large-scale porphyry copper, molybdenum, gold and silver deposit located in the province of Catamarca, Argentina. In March 2015, Yamana signed a definitive agreement (the “Definitive Agreement”) with the provincial Government of Catamarca, Argentina, represented by the provincial mining company Catamarca Mineria y Energetica Sociedad del Estado (“CAMYEN”). The Definitive Agreement advances the memorandum of understanding between CAMYEN and Yamana, which set the groundwork for cooperation to consolidate important mining projects and prospective properties in the province, creating the Catamarca mining district. On March 7, 2019, Yamana (which was acquired by Pan American Silver in March 2023), Glencore International AG and Goldcorp Inc. (which was acquired by Newmont Corporation

2024 Annual Information Form
(“Newmont”) in April 2019) announced the signing of an integration agreement pursuant to which the Agua Rica Project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited in the province of Catamarca, Argentina. On December 18, 2020, Yamana announced the completion of the integration of the Agua Rica Project with the Minera Alumbrera Limited plant and infrastructure and stated that, going forward the integrated project will be known as the MARA project and that Yamana, Glencore International AG and Newmont had created a new joint venture for the purpose of developing the project. On September 23, 2022, Glencore International AG and Newmont announced that they had reached an agreement pursuant to which Glencore International AG would acquire Newmont’s 18.75% shareholding in the MARA project, following which Glencore International AG owned 43.75% of the project. Yamana remained as the operator, owning 56.25% of the project at that time. On July 31, 2023, Glencore International AG announced that they had reached an agreement with Pan American Silver, to acquire Pan American Silver’s 56.25% stake in the project. This transaction closed in September 2023, and Glencore International AG became the sole owner and operator of the MARA project.
MARA has Proven and Probable Mineral Reserves of 5.4 million tonnes of copper and 7.4 million ounces of gold contained in 1.105 billion tonnes of ore with an initial mine life of 27 years.
In early 2024, Glencore plc reported that it had earmarked an aggregate of $400 million over the next three years for two growth projects located in Argentina, including the MARA project. The investment is expected to continue the development, feasibility studies and early works of their Argentinian assets.
For more information, visit Glencore plc’s website at www.glencore.com.
Royalty Package from Teck Resources Limited
In January 2016, the Company agreed to acquire (the “Teck Transaction”) 56 royalties from Teck Resources Limited and its affiliates (collectively, “Teck”). Teck was subsequently unable to complete the transfer of four of the 56 royalties to the Company because underlying rights of first offer and refusal (“ROFRs”) were exercised. As partial consideration for the 56 royalties, on closing, the Company issued a total of 8,762,222 Common Shares (the “Acquisition Shares”) to Teck. Due to the exercise of the four ROFRs, Teck returned 1,273,065 of the 8,762,222 Common Shares to the Company in May 2016, which were then returned to treasury by the Company for cancellation. Accordingly, the total net consideration paid by the Company to Teck for the 52 royalties (the “Teck Royalty Package”) was $16.8 million, paid as to $1.4 million in cash and $15.4 million in Common Shares of the Company.
The Teck Royalty Package included the following key assets:
•2.0% NSR royalty (“Hod Maden NSR Royalty”) on the high-grade, exploration-stage Hod Maden project (“Hod Maden Project”) located in Türkiye, owned by the Company’s former subsidiary Mariana Resources Limited (as to 30%) and its Turkish partner Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”) (as to 70%) through their Turkish subsidiary company. When the Company sold its equity interest in the Hod Maden Project in August 2022 to Horizon Copper Corp. in exchange for, inter alia, the Hod Maden Gold Stream (as defined in this AIF), the Company maintained its Hod Maden NSR Royalty. Please see “GENERAL DEVELOPMENT OF THE BUSINESS – Creation of Strategic Mining Partner – Spin-Out Transaction” for further details;

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•1.75% NSR royalty on 60% of production (i.e. 1.05%) subject to a $40.0 million cap, on the development-stage Lobo-Marte project (“Lobo-Marte”) located in the Maricunga gold district (Atacama region) of Chile owned by Kinross Gold Corporation (“Kinross”). In November 2021, Kinross announced the results of a feasibility study at Lobo-Marte, which included a total life of mine production estimate of approximately 4.7 million gold ounces during a 16-year mine life. A positive development decision by Kinross would depend on a range of factors, including permitting and other potential opportunities in the region. For more information, visit Kinross’ website at www.kinross.com;
•2.0% NSR royalty on the development-stage Ivrindi project in Türkiye owned by Tümad Madencilik Sanayi ve Ticaret A.Ș. The Ivrindi royalty began paying after 300,000 ounces were produced; and
•$10/ounce production royalty bonus, subject to a maximum ounce cap (600,000 ounces from Ağı Dağı and 250,000 from Kirazli), on the Ağı Dağı/Kirazli projects in Türkiye owned by Alamos Gold Inc. and payable by Newmont upon commencement of commercial production.
Houndé Royalty
In January 2018, the Company acquired a 2% NSR royalty (“Houndé Royalty”) on the producing Houndé gold mine located in Burkina Faso in West Africa (“Houndé Mine”). Sandstorm acquired the Houndé Royalty from Acacia Mining PLC (the previous owner of the Houndé Royalty) for $45.0 million in cash. The Houndé Royalty covers the Kari North and Kari South tenements, representing approximately 500 square kilometres of the Houndé property package. The Houndé Mine is 90% owned by Endeavour Mining Corporation (“Endeavour”) and 10% by the Government of Burkina Faso.
The Houndé Tenements include the Vindaloo deposit, Kari West, stockpiles and the Bouéré deposit. Houndé is an open pit gold mine with a 3.0 million tonne per year nameplate capacity CIL processing plant using a gravity circuit and a carbon-in-leach plant.
Endeavour reports on their website that, on a 100% basis, the Houndé Mine hosts a Proven and Probable Mineral Reserve containing 2.643 million ounces (rounded to the nearest 1,000 ounces) of gold within 58.5 million tonnes (rounded to the nearest 100,000 tonnes) of ore with an average grade of 1.41 grams per tonne gold. The Measured and Indicated Mineral Resources contain 3.273 million ounces (rounded to the nearest 1,000 ounces) of gold contained in 67.5 million tonnes (rounded to the nearest 100,000 tonnes) of ore with an average grade of 1.51 grams per tonne gold. This Mineral Reserve and Mineral Resource estimate, a portion of which is not subject to the Houndé Royalty, is based on an economic cut-off grade of 0.5 grams per tonne gold, inclusive of Mineral Reserves, and is effective as of December 31, 2024.
On March 6, 2025, Endeavour announced that 2024 production from the Houndé Mine totaled 288,000 ounces. 2024 production decreased from 312,000 ounces in 2023 in line with the mine sequence due to lower tonnes milled and lower recovery rates, partially offset by an increase in average grades processed. Endeavour expects the Houndé Mine to produce between 230,000 - 260,000 ounces in 2025. Mining activities are expected to continue at the Vindaloo Main Kari Pump, and the Kari West pits, in addition to the re-commencement of mining at the Vindaloo North pit.
Endeavour further stated that an exploration program of $9.9 million was undertaken in 2024 consisting of 20,800 metres across 84 drill holes with $1.9 million spent in Q4-2024 consisting of 1,700 metres of drilling across three drill holes. During the year, the exploration program was focused on identifying additional

2024 Annual Information Form
resources below the Kari West deposit, evaluating the underground potential of the Vindaloo deposit and testing new near-mine targets including the Kari Bridge target. During Q4-2024, drilling focused on refining the geological model for the Vindaloo Deeps deposit, with preliminary results confirming that the Vindaloo Deeps deposit has the potential to be a large, high-grade resource that is a continuation of the existing Vindaloo pit.
In addition, Endeavour advised that it is planning a $7.0 million exploration program for 2025, focused mainly on further infill drilling at the Vindaloo Deeps deposit to help define a maiden resource, and scout drilling at the Kari Deeps target to test the potential for mineralization at depth. Drilling is also planned at the Marzipan target on the Kari Nord exploration permit located less than 10 kilometres northwest of the plant, following the encouraging geochemical sampling completed during the year.
For more information, visit Endeavour’s website at www.endeavourmining.com.
Fruta del Norte Royalty
In January 2019, the Company acquired a 0.9% NSR royalty (“Fruta del Norte Royalty”) on the precious metals produced from the Fruta del Norte gold project located in Ecuador (“Fruta del Norte Mine”) owned by Lundin Gold Inc. (“Lundin Gold”). Sandstorm acquired the Fruta del Norte Royalty from a private third party for $32.8 million in cash. The Fruta del Norte Royalty covers 644 square kilometres, including all 29 mining concessions held by Lundin Gold, and includes an additional one-kilometre area of interest around the property.
On February 20, 2020, Lundin Gold announced that it had achieved commercial production at the Fruta del Norte Mine. In their news release dated March 30, 2023, Lundin Gold announced the completion of an updated NI 43-101 Technical Report having an effective date of December 31, 2022, on its Fruta del Norte Mine (the “Updated Fruta del Norte Technical Report”), which report was filed by Lundin Gold on March 30, 2023. On March 31, 2023 Lundin Gold filed an amended version of the Updated Fruta del Norte Technical Report, which is available under Lundin Gold’s profile on SEDAR+.
On January 8, 2025, Lundin Gold announced that gold production at the Fruta del Norte Mine for 2024 was 502,029 ounces (of which 320,240 was produced as concentrate and 181,789 as doré) based on an average throughput rate of 4,620 tonnes per day. The average head grade was 10.5 grams per tonne. Average mill recovery for the year was 87.8%. With the plant expansion project substantially complete, in 2025, Lundin Gold anticipates achieving average mill throughput of 5,000 tonnes per day and improved gold recoveries to produce 475,000 - 525,000 ounces per annum.
On February 18, 2025, Lundin Gold announced that the Fruta del Norte Mine Proven and Probable Mineral Reserves have increased to 5.54 million ounces of contained gold from 22.06 million tonnes with an average grade of 7.81 grams per tonne after 2024 mining depletion of 0.54 million ounces. The addition of 2.03 million tonnes was achieved at a grade of 8.01 grams per tonne, which is higher than the average 2023 Mineral Reserve grade of 7.89 grams per tonne and was offset by 2024 mining depletion of 1.67 million tonnes at 10.01 grams per tonne. Increases to the Mineral Reserves estimate are primarily due to successful conversion drilling, modifications to the mine design and some changes to technical parameters. Mine design

2024 Annual Information Form
modifications include replacement of drift and fill with longhole stoping and improvements in mining dilution and recovery estimates.
For more information, visit Lundin Gold’s website at www.lundingold.com.
Relief Canyon Gold Stream
On April 3, 2019, the Company entered into a $42.5 million financing package with Americas Gold and Silver Corporation (“Americas Gold”) which included a $25 million precious metal stream and an NSR on the Relief Canyon gold project in Nevada, USA. (“Relief Canyon” or the “Relief Canyon Mine”), a $10 million convertible debenture and a $7.5 million private placement. Under the terms of the precious metals stream, including additional stream funding advanced in 2023 and 2024 pursuant to the terms of amending agreements entered into between Sandstorm and Americas Gold (i.e. on February 26, 2023, March 21, 2024, September 24, 2024 and December 19, 2024) Sandstorm is entitled to receive 44,312 ounces of gold over an approximate eight year period which began in the second quarter of 2020 (the “Fixed Deliveries”). In the fourth quarter of 2024, the stream was amended so that gold deliveries will be approximately 5,000 ounces annually for 2025 - 2027. Beginning on the fifth anniversary of the start of the Fixed Deliveries, the Company has agreed to purchase 4.0% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations. In addition, Sandstorm will also receive a 1.4%–2.8% NSR royalty on the area surrounding the Relief Canyon Mine.
The Relief Canyon Mine is a past producing open pit mine located in Nevada at the southern end of the Pershing Gold and Silver Trend. On January 11, 2021, Americas Gold announced that it had achieved commercial production at the Relief Canyon Mine. Since then, the ramp up of operations has been challenging and Americas Gold has suspended mining operations while efforts are under way to resolve metallurgical challenges. Americas Gold discontinued leaching and heap rinsing operations in the fourth quarter of 2023 and will reassess the status of the operation as the results of these efforts become available and are evaluated.
Vale Participating Royalties
On June 29, 2021, the Company announced that it had acquired a diverse package of participating royalties (“Vale Participating Royalties”) on several of Vale S.A.’s (“Vale”) assets located in Brazil for consideration of $109.1 million. During the third quarter of 2021, the Company made an additional $8.7 million investment in the Vale Participating Royalties on similar pro-rata terms. The Vale Participating Royalties are publicly traded on Brazil’s National Debenture System and are economically equivalent to royalty interests with no maturity until the underlying mining rights are extinguished.
These royalties provide holders with life of mine net sales royalties on seven producing mines and several exploration properties covering a total area of interest of 15,097 square kilometres (the “Vale Royalties” or the “Vale Royalty Package”). Sandstorm’s attributable portion of the Vale Royalty Package is as follows:

2024 Annual Information Form
Copper and Gold
•0.03% net sales royalty on the Sossego copper-gold mine; and
•0.06% net sales royalty on copper and gold and a 0.03% net sales royalty on all other minerals from certain assets.
Iron Ore
•0.05% net sales royalty on iron ore sales from the Northern System; and
•0.05% net sales royalty on iron ore sales from a portion of the Southeastern System (subject to the thresholds described below).
Other
•0.03% of net sales proceeds in the event of an underlying asset sale on certain assets.
Royalty payments are made on a semi-annual basis on March 31 and September 30 of each year reflecting sales in the preceding half calendar year period.
NORTHERN SYSTEM
The Northern System is comprised of three mining complexes: Serra Sul, Serra Norte, and Serra Leste located in the Carajas District. Vale is currently executing plans to increase the Northern System’s production capacity to a long-term target of 240Mt per annum, which would be achieved via the approved expansion at Serra Sul and other growth projects. In addition, Vale continues to study a number of additional growth projects at the pre-feasibility or definitive feasibility study level which could enhance production from Sandstorm’s royalty grounds.
Mining commenced in 1984 at Serra Norte and, based on current Mineral Reserves, is currently expected to run through the late-2030s. Mining at Serra Leste and Serra Sul began production in 2014 and 2016 respectively and both systems are expected to produce beyond the mid-2050s.
On February 14, 2025, Vale announced its Novo Carajas Program, a R$70 billion investment to expand its iron ore and copper operations at the Carajas complex.
SOUTHEASTERN SYSTEM
The Southeastern System, a portion of which is not covered by the Vale Royalties, is comprised of three mining complexes: Itabira, Minas Centrais, and Mariana located in Minas Gerais. These complexes will start contributing to the Vale Royalties once a cumulative sales threshold of 1.7 billion tonnes of iron ore has been reached, which Vale most recently estimated would occur in 2025. As of June 30, 2024, approximately 1.66 billion tonnes of iron ore have been produced from the Southeastern System royalty grounds.
Vale continues to explore opportunities to extend the life of the Sossego operation and develop additional brownfield copper projects within the Vale Royalties. Vale also continues to explore additional copper development opportunities including an underground mining scenario at Sossego and the development of the Alemao project.

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Vale is one of the world’s largest low-cost iron mining companies, contributing approximately 13.5% of global iron ore supply. Vale’s iron ore production is in the first quartile of the cost curve and the Northern and Southeastern Systems have reserve weighted mine lives of 30 years.
Vatukoula Gold Stream
On June 28, 2021, the Company entered into an agreement (the “Vatukoula Gold Stream”) to acquire a gold stream from Vatukoula Gold Mines PTE Limited (“VGML”) on the operating underground Vatukoula gold mine located in Fiji (“Vatukoula” or the “Vatukoula Mine”) in exchange for a $30 million upfront deposit. In December 2021, the Company closed this gold purchase agreement which entitles it to purchase 25,920 ounces of gold over an approximate 5.5-year period and thereafter 2.55%-2.90% of the gold produced from the Vatukoula Mine for ongoing per ounce cash payments equal to 20% of the spot price of the gold. In addition to the Vatukoula Gold Stream, Sandstorm received an effective 0.45% NSR royalty on certain prospecting licenses, plus a five-kilometre area of interest.
In November 2022 and in consideration for $15.9 million, Sandstorm agreed to decrease the deliveries owed under the Vatukoula Gold Stream by approximately 45%. Accordingly, under the amended Vatukoula Gold Stream, the Company agreed to purchase 11,022 ounces of gold over a 4.5-year period which began in January 2023 (the “Fixed Delivery Period”) and thereafter 1.2%–1.4% of the gold produced from VGML’s underground gold mine for ongoing per ounce cash payments equal to 20% of the spot price of gold. In addition to the Vatukoula Gold Stream, as amended, the Company holds an effective 0.21% NSR royalty on certain prospecting licenses plus a five-kilometre area of interest. The Fixed Delivery Period entitles Sandstorm to receive approximately 1,320 ounces of gold, increasing to 2,772 ounces of gold per year starting January 2024 for the final 3.5 years of the Fixed Delivery Period.
Subsequent to the Company’s year-end (i.e. December 31, 2024) the Company executed an option agreement with VGML. Under the terms of this agreement, the Company received $4 million in cash in return for an option allowing VGML to repurchase the Vatukoula Gold Stream. In March 2025, the Company received the required additional cash payment of $10 million for the exercise of the repurchase option and, accordingly, the Company’s stream and royalty interests on the Vatukoula Mine were terminated.
Mercedes Gold Stream
On December 16, 2021, the Company entered into a $60 million financing package with Bear Creek Mining Corporation (“Bear Creek”) to facilitate Bear Creek’s acquisition of the producing Mercedes gold-silver mine in Sonora, Mexico (“Mercedes” or the “Mercedes Mine”) from Equinox. The financing package included a $37.5 million gold stream on the Mercedes Mine (the “Mercedes Gold Stream”) and a $22.5 million convertible debenture bearing interest at 6% per annum for a term of three years (the “Bear Creek Debenture”), both of which were payable on closing which occurred in April 2022. Sandstorm had the right to convert the principal amount of the Bear Creek Debenture into common shares of Bear Creek, at any time prior to the maturity date, at a 35% premium, or as approved by the TSX Venture Exchange, to Bear Creek’s share price on closing of the transaction.

2024 Annual Information Form
Under the original terms of the Mercedes Gold Stream, beginning in April 2022, Sandstorm agreed to purchase 25,200 ounces of gold over a 3.5-year period (the “Fixed Delivery Term”) and thereafter 4.4% of the gold produced from Mercedes Mine for the remainder of the life-of-mine. During the Fixed Delivery Term, Sandstorm was to make ongoing per ounce cash payments to Bear Creek equal to 7.5% of the spot price of gold. After the receipt of the fixed deliveries, the ongoing per ounce cash payment was to increase to 25% of the spot price of the gold.
In January 2024, the Company closed a re-structuring of its existing debt investments in Bear Creek as well as the terms of its gold and silver streams on Bear Creek’s Mercedes Mine, which re-structuring terms are discussed below.
AMENDED GOLD STREAM ON MERCEDES
Effective January 1, 2024, the Company obtained the right to purchase 275 gold ounces per month through April 2028, followed by a 4.4% gold stream thereafter, for an ongoing cash payment equal to 25% of the spot price of gold for each gold ounce delivered.
AMENDED SILVER STREAM ON MERCEDES
As part of the Nomad Acquisition described below, the Company also acquired a silver stream on Mercedes, which entitled it to receive 75,000 silver ounces per quarter until 1.2 million silver ounces had been delivered, after which, the Company was entitled to receive 100% of the silver production from Mercedes until an additional 1.2 million silver ounces had been delivered, following which the Company’s entitlement was to decrease to 30%. The deliverables under this silver stream were subject to the Company making ongoing per ounce cash payments equal to 20% of the spot price of silver.
Effective January 1, 2024 (as a result of the discussed re-structuring), this silver stream was suspended through the fixed gold delivery period described above (i.e. through April 2028). Thereafter, the Company is entitled to receive 100% of the silver production from Mercedes for the life of mine for an ongoing cash payment equal to 25% of the spot price of silver for each silver ounce delivered.
REVISED BEAR CREEK DEBT
The Company and Bear Creek refinanced the terms of the Bear Creek Debenture (as well as a $14.4 million secured loan issued by the Company in 2023), into five-year convertible notes bearing interest at 7% per annum and convertible into common shares of Bear Creek at a price of C$0.73 per Bear Creek share (the “Refinanced Debentures”). Additionally, the Company received $4.2 million in extra principal at closing and advanced approximately $2.6 million to Bear Creek during 2024 under the terms of the Refinanced Debentures. As of December 31, 2024, the total principal outstanding was approximately $44 million.
In consideration for the foregoing stream and debt amendments, the Company also received:
•a 1.0% NSR royalty on Bear Creek’s wholly owned Corani silver deposit project in Peru; and
•$10.0 million in non-royalty consideration - i.e. additional consideration comprised of 28,767,399 common shares of Bear Creek and $4.2 million in principal to be added to the Refinanced Debentures described above.

2024 Annual Information Form
BEAR CREEK FINANCING
On March 11, 2025, Bear Creek announced that it had closed a bought deal private placement of 64,445,000 common shares (“Bear Creek Shares”) at a price of C$0.225 per Bear Creek Share, for aggregate proceeds of C$14,500,125 (the “Bear Creek Financing”). Each of Sandstorm and Equinox participated in the Bear Creek Financing, following which Sandstorm and Equinox held 58,381,399 and 38,286,160 Bear Creek Shares respectively, which represent approximately 19.98% and 13.10% respectively of the total issued and outstanding Bear Creek Shares on a non-diluted basis. Sandstorm’s and Equinox’s holdings in Bear Creek prior to the closing of the Bear Creek Financing were approximately 19.97% and 11.15% respectively of the then outstanding Bear Creek Shares.
Bear Creek stated that it intends to use net proceeds of the Bear Creek Financing to support exploration and resource drilling at the Mercedes Mine, to build a ventilation raise bore and secondary escape way at the Marianas deposit at Mercedes to ensure safe production and for general working capital purposes, the latter of which will include reducing Mercedes’ trade payables over the next quarter.
The Mercedes Gold Stream covers all 69,285 hectares of mineral concessions at Mercedes, plus a five-kilometre area of interest.
The Mercedes district has been the focus of mining activities dating back to the 1880s. Commercial production commenced at the Mercedes Mine in 2011 and the mine has produced over 800,000 ounces of gold. The Mercedes mill has a current capacity of 2,000 tonnes per day, with gold recoveries averaging approximately 95% over the past five years.
Non-Core Royalty Asset Sales to Sandbox Royalties Corp.
On June 28, 2022, each of the Company and Equinox closed their previously announced purchase and sale agreements with Versamet Royalties Corporation (then known as Sandbox Royalties Corp.) (“Versamet”) pursuant to which Versamet acquired a portfolio of royalties from Equinox (for aggregate consideration of $28.4 million) and the Company (for aggregate consideration of $65 million). Under the terms of the purchase and sale agreement between the Company and Versamet, the Company received total consideration of $65 million comprised of 34 million shares of Versamet at a deemed price of C$0.70 per Versamet share, a $15 million cash payment and a $31,436,000 10-year secured convertible promissory note (“Versamet Promissory Note”). Non-core royalty assets sold by the Company to Versamet included, inter alia, Hackett River, Prairie Creek, Vittangi, Mason and Converse.
On closing of the aforementioned Versamet transaction, Versamet held a portfolio of 23 metals royalties across a range of assets and jurisdictions, including the existing royalties held by Versamet.
Subsequently, in the late Fall of 2023, the Company sold its El Pilar and Blackwater non-core royalties to Versamet for aggregate consideration of $25 million, as to $10 million in cash and as to $15 million in common shares of Versamet (i.e. 29,557,436 Versamet shares) at a deemed price of C$0.70 per Versamet share.
Also, during the year ended December 31, 2023, Versamet issued 33,837,247 Versamet shares to the Company having a total value of $17,249,454 as repayment for a portion of the above-mentioned Versamet Promissory

2024 Annual Information Form
Note. Then, in June 2024, Versamet repaid the remaining portion of the Versamet Promissory Note by issuing 24,179,193 Versamet shares to the Company having a total value of $14.2 million.
As a result of the foregoing transactions, the Company’s position in Versamet, on a fully diluted basis, is greater than 20%. As at December 31, 2024, the Company’s position in Versamet represented 26.2% of the Versamet common shares, on a non-diluted basis. Each of Equinox and the Company have entered into an investor rights agreement with Versamet providing for, among other things, customary anti-dilution provisions and board representation rights.
The Company and Equinox both hold significant equity positions in Versamet, providing the opportunity to participate in and facilitate the future growth of Versamet.
Non-Core Royalty Asset Sales to Evolve Strategic Element Royalties Ltd.
On May 2, 2024, the Company entered into an agreement with Evolve Strategic Element Royalties Ltd. (“Evolve”) to sell eight non-core, non-precious metals royalties for cash proceeds of $21 million plus the retention of the next $10 million in royalty proceeds from the Company's 2.5%–5% NSR on a portion of the Copper Mountain mine in British Columbia ("Copper Mountain"). In addition to the Copper Mountain royalty, the portfolio included a 0.5% net profits interest on Teck’s Highland Valley copper project (“Highland Valley”) and a 1.5% NSR on Green Technology Metals Limited’s (“Green Technology”) Seymour Lake lithium development project ("Seymour Lake").

On May 13, 2024, the Company closed the sale of all royalties without preemptive rights (including Copper Mountain and Highland Valley) and received cash proceeds of $15.4 million from Evolve. The remaining $5.6 million in cash, covering royalties with preemptive rights including Seymour Lake, was subject to certain closing conditions. During the closing period, Green Technology asserted that it was not subject to certain obligations underlying the royalty agreement for Seymour Lake. Consequently, the Company was not able to close this portion of the transaction by the agreed upon outside date. Sandstorm initiated arbitration proceedings to seek recourse from Green Technology and actively pursued its rights under the agreement. Sandstorm has been advised that it won the arbitration effective March 5, 2025, and Sandstorm is now awaiting the details of the partial award.
BaseCore Transaction
Pursuant to the terms of an Asset Purchase and Sale Agreement dated May 1, 2022 (the “BaseCore Asset Purchase Agreement”), on July 12, 2022, the Company closed its acquisition of nine royalties and one stream (the “BaseCore Royalty Package”) from BaseCore Metals LP for total consideration payable as to $425 million in cash and the issuance of an aggregate of 13,495,276 Common Shares to Glencore Plc and Ontario Teachers’ Pension Plan Board (each as to 6,747,638 Common Shares) (the “BaseCore Transaction”).
Concurrent with the BaseCore Transaction, Sandstorm partnered with Horizon Copper Corp. to sell a portion of a copper royalty acquired in the BaseCore Transaction and retain a silver stream on the asset. Please see

2024 Annual Information Form
below under the title “Creation of Strategic Mining Partner - Spin-off of Antamina NPI”, for details concerning this arrangement.
BaseCore is an entity that was equally owned by affiliates of Glencore Plc and Ontario Teachers’ Pension Plan Board which held a high quality, long-life portfolio that included ten royalty and stream assets, of which three are on currently producing assets.
The BaseCore Royalty Package includes, among other things, a 1.66% net profits interest on the Antamina copper/zinc mine (producing and located in Peru) (the “Antamina Mine”), a 1.0% stream on production from the CEZinc project (producing and located in Canada), a 2.0% NSR royalty on the Horne 5 gold project (a development stage project located in Canada), and a 0.5% NPI on the Highland Valley copper mine (producing and located in Canada). Royalty revenues from the BaseCore Royalty Package accrued to Sandstorm as of April 1, 2022.
The BaseCore Transaction was subject to regulatory approvals including the approval of the TSX for the listing of the Common Shares issuable thereunder, the Canadian Competition Bureau, waiver of rights of first offer or refusal on certain exploration stage royalties, and other customary conditions for a transaction of this nature.
The BaseCore Transaction constituted a “significant acquisition” within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”). The Company does not consider the BaseCore Transaction to meet the definition of an acquisition of a “business” under Canadian securities laws; however, for full and transparent disclosures and consistent with the information provided to the Company’s shareholders (the “Shareholders”), the Company filed a Form 51-102F4, Business Acquisition Report, in accordance with NI 51-102 in respect of the BaseCore Transaction, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca. The Business Acquisition Report is not incorporated by reference herein.
The following is additional information with respect to three of the assets acquired from BaseCore:
•CEZinc Stream — a zinc stream to purchase 1.0% of the zinc processed at the Canadian Electrolytic Zinc Limited (“CEZinc”) smelter which is located on the St. Lawrence Seaway along major transportation networks in Quebec, Canada, that connect the facility to its end markets in the United States and Canada. This stream permits the Company to purchase 1.0% of the zinc until the later of June 30, 2030, or delivery of 68 million pounds zinc, for ongoing per pound cash payments of 20% of the average quarterly spot price of zinc. Noranda Income Fund owns the processing facility and ancillary assets and CEZinc operates and manages it. Both entities are now wholly-owned subsidiaries of Glencore Canada Corporation.
•Horne 5 Royalty — a 2.0% NSR royalty on the Horne 5 deposit (“Horne 5 Project”) located in Quebec, Canada, owned by Falco Resources Ltd. (“Falco”). An updated Feasibility Study, released in April 2021, envisions an underground operation producing approximately 320,000 gold equivalent ounces annually over a 15-year mine life. Proven and Probable Mineral Reserves are 80.9 million tonnes at an average grade of 1.44 grams per tonne gold, 14.14 grams per tonne silver, 0.17% copper, and 0.77% zinc with an effective date of August 26, 2017 (NSR cut-off grade of CAD$55 per tonne). In their news release dated January 24, 2024, Falco announced that they have entered into an operating license and indemnity agreement with Glencore Canada Corporation pursuant to which Glencore Canada Corporation granted to Falco, subject to certain conditions, a license to utilize a portion of its lands, which Falco will use to develop and operate the Horne 5 Project. This arrangement with Glencore Canada Corporation allows Falco to move forward with the next steps of the

2024 Annual Information Form
development of the Horne 5 Project, mainly the advancement of permitting with the government of Québec and financing for the development of the project. In their news release dated March 5, 2025, Falco announced that they have received a letter from the Direction de l’évaluation environnementale des projets industriels et minières, at the Ministère de l’Environnement, de la Lutte contre les changements climatiques, de la Faune et des Parcs (the “Ministry”) regarding the Horne 5 Project, and identifying further steps to be undertaken by Falco related to the analysis of the environmental acceptability of the project. Falco advises that, with its advisors, it is evaluating alternatives available to it in order to formulate an appropriate response to the Ministry. For more information, visit Falco’s website at www.falcores.com/en.
•Highland Valley NPI — a 0.5% NPI on the Highland Valley copper operations located in British Columbia, Canada and owned by Teck. On May 2, 2024, the Company entered into an agreement with Evolve to sell eight non-core, non-precious metals royalties to Evolve, which sale included the Highland Valley NPI. See “Non-Core Royalty Asset Sales to Evolve Strategic Element Royalties Ltd.” above in this AIF for further details.
Blyvoor Gold Stream
As discussed below, pursuant to the Nomad Acquisition, the Company acquired certain producing assets, one of which is a Gold Stream (the “Blyvoor Gold Stream”) on Blyvoor Gold (Pty) Ltd.’s (“Blyvoor”) underground gold mine located on the Witwatersrand gold belt, South Africa (the “Blyvoor Mine”). Under the terms of the Blyvoor Gold Stream, until 300,000 ounces have been delivered (“Initial Blyvoor Delivery Threshold”), Blyvoor will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the Blyvoor Gold Stream, Sandstorm will make ongoing cash payments of $572 per ounce of gold delivered.
The Blyvoor Mine, which commenced production in 1942, is situated in a prolific gold mining area within the Carletonville Goldfield. The region hosts a number of well-established gold mines and is well serviced by all amenities. The mine is located approximately 14 kilometres from the town of Carletonville, Gauteng Province, and about 80 kilometres from Johannesburg, a major metropolitan centre. In June 2021, an updated NI 43-101 Technical Report was filed on the Blyvoor Mine outlining a 22-year mine life.
Based on the Company’s review of current operating plans at the Blyvoor Mine, the Company is budgeting for long-term production rates of approximately 70,000 ounces of gold per annum, based on conventional mining methods.
For more information, refer to the Blyvoor technical report dated June 25, 2021, under former Nomad Royalty Company Ltd.’s profile on www.sedarplus.ca.
Caserones Royalty
As discussed below, pursuant to the Nomad Acquisition, the Company acquired certain producing assets, one of which is an effective 0.63% NSR royalty (at copper prices above $1.25 per pound) on the production from the Caserones open-pit mine located in the Atacama region of Chile (the “Caserones Mine”), operated by Lundin Mining and owned by Lundin Mining through a wholly-owned subsidiary and JX Advanced Metals

2024 Annual Information Form
Corporation. On July 2, 2024, Lundin Mining completed the exercise of an option to increase its ownership in the Caserones Mine to 70%, with JX Advanced Metals Corporation’s ownership being reduced to 30%.
The Caserones Mine has eleven years of operational history. On July 13, 2023, Lundin Mining filed a NI 43-101 Technical Report on the Caserones Mine, which is available under Lundin Mining’s profile on SEDAR+, which outlines a mine life through 2037 and average annual production of approximately 110,000 tonnes of copper. This mine benefits from a significant historical investment of $4.2 billion, well-established infrastructure and is expected to produce significant volumes of copper and molybdenum over the long-term. Lundin Mining has identified several priority exploration targets at the property, the majority of which are situated on the Company’s royalty ground.
On February 19, 2025, Lundin Mining reported that the Caserones Mine produced 124,761 tonnes of copper and 3,183 tonnes of molybdenum (on a 100% basis) during 2024, both within Lundin Mining’s most recently disclosed 2024 annual production guidance ranges. Production during the year was impacted by labour action at the Caserones Mine in August 2024, which reduced throughput to approximately 50% capacity over a 14-day period. Mining sequencing changes as a result of hydrogeologic conditions in Phase 5 reduced grades and impacted recoveries in the mill during the fourth quarter of 2024. Copper cathode production was positively impacted by increased irrigation pattern on the dump.
Lundin Mining’s 2025 production guidance for Caserones is 115,000 - 125,000 copper tonnes (contained metal). In 2024, exploration drilling was completed in the lower portion of the Mineral Resource in search of higher-grade copper breccia bodies that could improve the average grade of the Mineral Resource and potentially expand it. The drilling program at Angelica, in search of copper sulphides, was also completed. In 2025, Lundin Mining plans to undertake an 18,000 metre drilling and geophysical program that will focus on deeper in-pit drilling to better define higher grade breccia zones and exploration drilling to continue testing the sulphide mineral potential below the Angelica oxide deposit
For more information, visit Lundin Mining’s website at www.lundinmining.com.
Bonikro Gold Stream
Pursuant to the Nomad Acquisition, the Company acquired certain producing assets, one of which is a Gold Stream (the “Bonikro Gold Stream”) on Allied Gold Corporation’s (previously Allied Gold Corp.) (“Allied”) Bonikro gold mine located mine located in Cotê d’Ivoire (the “Bonikro Mine”). Under the terms of the Bonikro Gold Stream, Allied will deliver 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until a cumulative 61,750 ounces of gold have been delivered, then 2% thereafter. Under the Bonikro Gold Stream, Sandstorm will make ongoing cash payments of $400 per ounce of gold delivered.
In August of 2024, Sandstorm amended its Bonikro Gold Stream such that the Company is now entitled to minimum annual deliveries of 4,000–6,000 ounces in the 2024–2026 period and 2,000–3,000 ounces in the 2027–2029 period. No other changes were made to the delivery or payment terms under the Bonikro Gold Stream. As at December 31, 2024, approximately 29,000 ounces of gold had been delivered under the Bonikro Gold Stream since its inception.

2024 Annual Information Form
The Bonikro Mine is a producing gold-silver mine located approximately 67 kilometres south of Yamassoukro, the political capital of Côte d'Ivoire, and approximately 240 kilometres northwest from Abidjan, the commercial capital of the country. The operation consists of two primary areas: the Bonikro mining license and the Hiré mining license. Gold has been produced from the Bonikro open-pit and through the Bonikro carbon-in-leach plant since 2008 with over 1.0 million ounces having been produced.
On February 20, 2025, Allied announced that the Bonikro Mine produced 86,755 ounces of gold during the 2024 year. Their guidance for this mine for 2025 is 98,000 – 105,000 ounces of gold. The Bonikro Mine will incur an anticipated $60 million of capital expenditures related to production stripping during 2025, further exposing higher-grade ore and leading to robust free cash flows in the years that follow when the rock movement and stripping ratio meaningfully decreases. Allied states that the waste stripping benefits not only 2025 but also the following two years of production. Waste stripping at the Bonikro Mine during 2026 and 2027 is expected to be negligible.
Allied advised that the Bonikro Mine is expected to achieve stable gold production during the 2026-2027 outlook period, with a goal of averaging 100,000 ounces annually. This projection does not account for the potential additional benefits from mining sequence optimizations, ore feed from the Oume exploration target, and other exploration targets. The waste stripping executed in 2024 and continuing in 2025 is expected to expose higher-grade ore in 2025 and beyond. At Oume, exploration and infill drilling efforts continue, with the potential for further extensions of the mineralization areas and advanced resource drilling at Oume West and North. The program’s objective is to increase the mineral inventories by the end of the year in connection to the advancement of the project.
Furthermore, Allied advises that at the Bonikro Mine, the net results remained in line with expectations. Although slight reductions in Mineral Reserves resulted from refinements to the mine design parameters, these were largely offset by an increase in stockpiled material, which adds flexibility to the operation. During 2024, exploration efforts at Oume successfully converted a significant amount of Inferred Mineral Resources into Indicated Mineral Resources, with a more refined geological understanding of the mineralization and grade distribution in support of advancing the project to its next phase of development. Moreover, geotechnical and hydrogeological drilling programs are planned for 2025 to support a Pre-Feasibility Study at the site. The results of this study are expected by the end of 2025.
On September 7, 2023, Allied filed a NI 43-101 Technical Report dated July 5, 2023, on the Bonikro Mine on SEDAR+.
For more information, visit Allied’s website at www.alliedgold.com.

2024 Annual Information Form
Corporate Takeover of Nomad Royalty Company Ltd.
The Acquisition
On August 15, 2022, the Company acquired 100% of the issued and outstanding common shares (“Nomad Shares”) of former Nomad Royalty Company Ltd. (“Nomad”), on the basis of 1.21 (the “Exchange Ratio”) Common Shares for each outstanding Nomad Share held on the effective date (the “Consideration”) of a court-ordered plan of arrangement completed in accordance with section 192 of the Canada Business Corporations Act (the “Nomad Acquisition”). In addition, pursuant to the Nomad Acquisition, (i) holders of stock options of Nomad received appropriately adjusted replacement options of Sandstorm to acquire Common Shares adjusted to reflect the Exchange Ratio (NOTE: all unexercised replacement options expired on February 15, 2024); and (ii) the restricted share units, performance share units and deferred share units of Nomad were deemed to vest as of the effective time of the Arrangement (the “Effective Time”) and were transferred and disposed of by the holder thereof to Nomad and cancelled in exchange for a cash payment equal to the value of the Consideration payable for the Nomad Share that would have been issued pursuant to the vesting of such securities immediately prior to the Effective Time. The outstanding publicly traded (NOTE: all unexercised publicly traded warrants expired November 19, 2022) and non-publicly traded warrants (NOTE: all unexercised non-publicly traded warrants expired May 13, 2024) to acquire Nomad shares were adjusted in accordance with their terms.
Accordingly, pursuant to the Nomad Acquisition, the Company issued 74,382,930 Common Shares with a fair value of $454.1 million to Nomad shareholders which, along with stock options exchanged for an aggregate of 2,018,148 Sandstorm replacement options with a fair value of $2.8 million and transaction costs, resulted in total consideration to be $465.0 million for the purchase of Nomad.
Pursuant to the Nomad Acquisition, Nomad’s Shares were delisted from the TSX, NYSE and the Frankfurt Stock Exchange and its outstanding publicly listed warrants were also delisted from the TSX. Application was made for Nomad to cease to be a reporting issuer in all provinces of Canada and an application was also made for Nomad to terminate its reporting obligations in the United States of America.
As of December 31, 2024, no Common Shares were issuable by the Company with respect to Sandstorm replacement stock options and/or Nomad warrants, as all of these securities had previously expired.
In connection with the Nomad Acquisition, the Company entered into a Registration Rights Agreement dated August 15, 2022 (the “Registration Rights Agreement”), with former shareholders of Nomad that were electing affiliates under the arrangement, being, Orion Mine Finance Fund II LP and Orion Mine Finance Fund III LP (collectively the “Orions”) pursuant to which the Orions have Demand Registration Rights (as defined in the Registration Rights Agreement) to require Sandstorm to register under the U.S. Securities Act, the offer and sale to the public of any Registrable Securities (as defined in the Registration Rights Agreement) held by the Orions under a Registration Statement and, if necessary in connection therewith, to file a Canadian Prospectus (as defined in the Registration Rights Agreement) under applicable Canadian securities laws and take such other steps as may be necessary to facilitate the distribution of all or any portion of the Registrable Securities held by such party, by giving written notice of such Demand Registration (as defined in the Registration Rights Agreement) to Sandstorm. Under no circumstances shall Sandstorm be obligated to

2024 Annual Information Form
effect more than an aggregate of three (3) registrations pursuant to a Demand Registration by the Orions. This right is available to each of the Orions for a term beginning on the effective date of the Nomad Acquisition and ceasing on the earlier of the date the Orions and their affiliates cease to, directly or indirectly, beneficially own in aggregate more than 5% of the then-outstanding Common Shares of Sandstorm, or the date on which the Registration Rights Agreement is terminated by agreement of the parties, or the date of dissolution or liquidation of Sandstorm. A copy of the Registration Rights Agreement is posted on SEDAR+ at www.sedarplus.ca and was also filed by the Company with the SEC and is available at www.sec.gov.
Nomad was formerly a publicly traded gold and silver stream and royalty company that purchased rights to a certain percentage of the gold or silver produced from a mine, generally for the life of the mine. At the time of the Nomad Acquisition, Nomad owned a portfolio of 20 royalty, stream and other interests, of which seven (7) were on producing mines.
The Company filed a Form 51-102F4, Business Acquisition Report, in accordance with NI 51-102 in respect of the Nomad Acquisition, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca. The Business Acquisition Report is not incorporated by reference herein.
As a result of the completion of the Nomad Acquisition, Nomad became a wholly owned subsidiary of the Company and the assets and liabilities of Nomad were combined with those of the Company. Effective January 1, 2025, the Company amalgamated, by way of vertical short-form amalgamation under the BCBCA, with Nomad. Prior to this amalgamation taking place, on December 4, 2024, the Company continued Nomad from the Canada Business Corporations Act into British Columbia under the BCBCA with the name 1515130 B.C. Ltd. Sandstorm Gold Ltd. was the continuing entity as a result of this amalgamation.
Related Property Payments Subsequent to Closing of the Nomad Acquisition
PLATREEF GOLD STREAM
On September 12, 2022, the Company made a payment of $56.25 million to Ivanplats (Pty) Ltd. (“Ivanplats”) pursuant to a gold purchase agreement dated December 7, 2021, between Ivanplats and Nomad (the “Platreef Gold Stream”) with respect to the Platreef project located in South Africa (“Platreef Mine”) which is majority owned (64%) and operated by Ivanhoe Mines Ltd. (“Ivanhoe”) and under which Sandstorm is entitled to purchase 37.5% of gold produced from Platreef until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered and 1.875% thereafter, as long as certain conditions are met. The Platreef Gold Stream will be based on all recovered gold from the Platreef Mine, subject to a fixed payability factor of 80% and is subject to ongoing cash payments of $100 per ounce of gold until 256,980 ounces have been delivered, and then 80% of the spot price of gold for each ounce delivered thereafter.
The Platreef Gold Stream was assumed by the Company following the completion of the aforementioned Nomad Acquisition. The $56.25 million payment constituted the remainder of the $75 million up-front cash deposit required to be paid to Ivanplats pursuant to the Platreef Gold Stream, following the payment of the initial $18.75 million cash deposit by Nomad to Ivanplats on December 16, 2021.

2024 Annual Information Form
The Platreef Mine is a development stage project that contains an underground deposit of thick, high-grade platinum group elements and nickel-copper-gold mineralization.
On February 18 and February 19, 2025, Ivanhoe announced that two independent studies on the Phase 2 and Phase 3 expansion of the Platreef Mine, outline plans for the Platreef Mine to become one of the world’s largest and lowest-cost platinum group metal producers, with significant nickel and copper by-products. Construction of the Phase 1 concentrator was completed on schedule early in Q3 2024 and it is currently on care and maintenance until Q4 2025 as Shaft #1 prioritizes the hoisting of waste from the development required to bring forward the start of Phase 2. Platreef’s first production is expected from the completed Phase 1 concentrator in Q4 2025. The Phase 2 expansion is expected to be accelerated to Q4 2027, increasing production to over 450,000 ounces of platinum, palladium, rhodium and gold per annum, as well as significant nickel and copper by-products. Platreef’s Phase 3 expansion is expected to produce over 1.0 million ounces of platinum, palladium, rhodium, and gold per annum, plus approximately 25,000 tonnes of nickel and 15,000 tonnes of copper. Construction of Platreef’s first 5-megawatt solar plant was completed in January 2025. The power generated by the plant will support development activities and operations, together with other renewable energy sources that are expected to be introduced over time.
On March 11, 2022, Ivanhoe filed a new NI 43-101 technical report titled “Platreef 2022 Feasibility Study” dated March 2022 with an effective date of February 28, 2022, which is available under Ivanhoe’s profile on SEDAR+.
For more information, visit Ivanhoe’s website at www.ivanhoemines.com.
GREENSTONE GOLD STREAM
On October 28, 2021, Nomad entered into a gold purchase agreement with OMF Fund II (SC) Ltd., an affiliate of the Orions, with respect to its interest in Greenstone Gold Mines LP, which is the owner of the Greenstone gold project (“Greenstone Mine”) located in the Geraldton-Beardmore district of western Ontario, Canada (the “Greenstone Gold Stream”). At that time, this project was jointly owned by Equinox (60%) and Orion Mine Finance (40%). In its news release dated May 13, 2024, Equinox announced that it had completed its previously announced transaction with Orion Mine Finance to acquire the remaining 40% ownership of the Greenstone Mine, thus consolidating Equinox’s ownership interest to 100%.
Pursuant to the Greenstone Gold Stream, Nomad was required to provide up-front cash deposits totaling $95 million. On December 14, 2021, Nomad advanced the first deposit of $13.3 million. The second deposit was conditional upon satisfaction of certain conditions precedent prior to June 30, 2023. The obligations of Nomad under the Greenstone Gold Stream were assumed by the Company following the completion of the Nomad Acquisition and on September 15, 2022, the Company received a notice from OMF Fund II (Sc) Ltd. directing the Company to pay the remaining $81.7 million of the up-front cash deposit. Upon the satisfaction of certain conditions precedent, the Company advanced this second deposit of $81.7 million in October 2022, which constituted the remaining up-front cash deposit required to be paid under this agreement.
Under the terms of the Greenstone Gold Stream, Sandstorm is entitled to purchase 2.375% of the gold produced from the property, until 120,333 ounces of gold have been delivered, then 1.583% thereafter, for an on-going per ounce cash payment of 20% of the spot price of gold. Additional ongoing payments of $30 per gold ounce will fund mine-level environmental and social programs.

2024 Annual Information Form
In their news release dated November 6, 2024, Equinox announced that the Greenstone Mine had achieved commercial production, following its first gold pour in May 2024, and that it remained focused on systematically ramping up both mining rates and plant throughput. This project continues to progress toward design capacity, with a target of achieving annual production rates of 390,000 ounces within the first five years of operation.
On October 1, 2024, Equinox filed a new NI 43-101 technical report titled “Technical Report on the Greenstone Mine, Geraldton, Ontario” with an effective date of June 30, 2024, which is available under Equinox’s profile on SEDAR+ and which outlines production of 5.7 million ounces over an initial 15-year mine life. Longer-term, Equinox continues to evaluate opportunities to extend the Greenstone Mine’s mine life, with open-pit and underground Inferred Mineral Resources of more than 3 million ounces. Trade-off studies to evaluate mining of the underground resource down-plunge from the open pit are currently planned for 2025.

For more information, visit Equinox’s website at www.equinoxgold.com.

GUALCAMAYO ROYALTIES
The Company has several royalties and contractual interests on the producing Gualcamayo gold mine (“Gualcamayo Mine”), located in the San Juan province, Argentina which is owned and operated by Eris LLC (“Eris”), a private company. These royalties and contractual interests associated with the Gualcamayo Mine are: (i) a 1% NSR on the Gualcamayo Mine, including production from both the oxides and deep carbonates component; (ii) a 2% NSR based on the production from the oxides, excluding the first 396,000 ounces of gold contained in product produced from the non-deep carbonates component on certain surrounding ground; (iii) 1.5% NSR on production from the deep carbonates project (“DCP”); and (iv) a $30 million milestone payment due on commencement of commercial production from the DCP. These royalties and interests were assumed by the Company following the completion of the aforementioned Nomad Acquisition.
The Gualcamayo Mine is an open-pit heap leach operation. Sandstorm anticipates that Eris will exceed the 396,000 ounce threshold during the first half of 2025, triggering an increase in its oxide royalty rate to a 3% NSR.
In November 2024, the operator of the Gualcamayo Mine submitted a $1 billion Investment Plan to Argentina’s Incentive Regime for Large Investment. This plan encompasses the development of the Gualcamayo DCP. A Feasibility Study and detailed engineering work for the DCP are currently underway, with completion expected in 2025. The project includes the construction of a new underground mine, a milling system, and a flotation plant designed to process 3,500–4,500 tonnes of ore per day. In addition to the existing oxide inventory, the DCP is projected to produce approximately 120,000 ounces of gold annually over an initial 17-year mine life.

2024 Annual Information Form
Sustainability Report
In April 2021, the Company published its inaugural annual Sustainability Report for 2020, which described the Company’s approach to sustainability and environmental, social and governance issues. In May 2022, the Company published its Sustainability Report for 2021, in May 2023, the Company published its Sustainability Report for 2022, and in May 2024, the Company published its Sustainability Report for calendar year 2023 (the “2023 Sustainability Report”). A copy of the 2023 Sustainability Report is available on the Company’s website at www.sandstormgold.com. The 2023 Sustainability Report does not form part of, nor is it incorporated by reference into this AIF.
Dividend Declarations
On December 15, 2021, the Company declared its inaugural cash dividend (“Inaugural Dividend”) in the amount of C$0.02 per Common Share for the fourth quarter of 2021, to Shareholders of record on January 18, 2022, which was paid in cash on January 28, 2022.
A quarterly dividend of C$0.02 per Common Share was declared and paid by the Company for each of its first, second, third and fourth quarters of 2022 to Shareholders of record of the Common Shares on each of April 19, 2022 (paid on April 29, 2022), July 19, 2022 (paid on July 29, 2022), October 18, 2022 (paid on October 28, 2022) and January 17, 2023 (paid on January 27, 2023).
Subsequently, a quarterly dividend of C$0.02 per Common Share was declared and paid by the Company for each of its first, second, third and fourth quarters of 2023 to Shareholders of record of the Common Shares on each of April 18, 2023 (paid on April 28, 2023), July 18, 2023 (paid on July 28, 2023), October 17, 2023 (paid on October 27, 2023) and January 16, 2024 (paid on January 26, 2024).
Subsequently, a quarterly dividend of C$0.02 per Common Share was declared and paid by the Company for each of its first, second, third and fourth quarters of 2024 to Shareholders of record of the Common Shares on each of April 16, 2024 (paid on April 26, 2024), July 16, 2024 (paid on July 26, 2024), October 15, 2024 (paid on October 25, 2024) and January 21, 2025 (paid on January 31, 2025).
The total dividends paid out by the Company during 2022 was C$0.08 per Common Share for an aggregate of C$17.76 million.
The total dividends paid out by the Company during 2023 was C$0.08 per Common Share for an aggregate of C$23.8 million.
The total dividends paid out by the Company during 2024 was C$0.08 per Common Share for an aggregate of C$23.8 million.
The Inaugural Dividend and each of the subsequent dividends as detailed above qualified as an “eligible dividend” as defined in the Income Tax Act (Canada).

2024 Annual Information Form
The declaration, timing, amount, and payment of future dividends will remain at the discretion of and approval by the Board of Directors of Sandstorm (“Board” or “Board of Directors”). The Company will review the dividend program on an ongoing basis and may amend it at any time depending on the Company’s then current financial position, capital allocation framework, profitability, cash flow, debt covenant compliance, legal requirements and other factors considered relevant. As such, while it is the current intention of the Board to declare a quarterly dividend on an ongoing basis, no assurances can be made that any future dividends will be declared and/or paid. Dividends paid to Shareholders outside Canada (non-resident investors) are subject to Canadian non-resident withholding taxes.
Creation of Strategic Mining Partner
Spin-Out Transaction
On August 31, 2022, the Company completed a transaction (the “Spin-Out Transaction”) with Horizon Copper Corp. (formerly known as Royalty North Partners Ltd.) (“Horizon”). Pursuant to the Spin-Out Transaction, Horizon acquired:
•the Company’s 30% equity interest in the Hod Maden Project (as previously defined in this AIF) through the acquisition of a wholly-owned subsidiary of Sandstorm that indirectly held the Company’s interest in the Hod Maden Project;
•the Company’s 55% operating interest in a non-core project known as the Peninsula project located in Michigan, USA, through the acquisition of a wholly-owned subsidiary of Sandstorm that indirectly held the Company’s interest in the Peninsula project;
•$10 million in cash; and
•a promissory note of a wholly-owned subsidiary of Horizon (“Horizon Subco”), in the principal amount of C$43.2 million that was previously held by the Company pursuant to the Company’s sale of 49,672,515 common shares of Entrée (as previously defined in this AIF) held by the Company, representing an approximately 25.2% equity interest in Entrée, to Horizon Subco, which transaction was completed on May 31, 2022.
In exchange, the Company received:
•25,475,487 common shares of Horizon (“Horizon Shares”), resulting in the Company holding an approximately 34% equity interest in Horizon; and
•a $95 million secured convertible promissory note (as subsequently amended in March 2025 - please refer to amendment details set forth under “Horizon Loan Amendments” below) of Horizon in favour of the Company, which is convertible at the Company’s or Horizon’s discretion at the market price at the time of conversion (if it is above a floor of C$0.60), up to a maximum of 34% of the issued Horizon Shares after giving effect to the conversion on a non-diluted basis (formerly the “Term Loan”, now the “Amended Term Loan”). If there has been a change in the equity of Horizon, no conversion will be effected if it would result in Sandstorm holding a greater than 34%% equity interest in Horizon).

2024 Annual Information Form
Concurrently with the foregoing consideration, the Company and Horizon entered into a gold purchase agreement (the “Hod Maden Gold Stream”), pursuant to which, in exchange for a $200 million advance payment, the Company will receive 20% of all gold produced from the Hod Maden Project (on a 100% basis) and will make ongoing payments equal to 50% of the gold spot price until 405,000 ounces of gold are delivered (the “Delivery Threshold”). Once the Delivery Threshold has been reached, the Company will receive 12% of the gold produced for the life of the mine for ongoing per ounce cash payments equal to 60% of the gold spot price.
In connection with the completion of the Spin-Out Transaction, the Company and Horizon also entered into an investor rights agreement which provides for, among other things, a right of first refusal in favour of the Company in respect of certain financing transactions and participation and top-up rights in respect of certain equity issuances in order to maintain its pro rata equity ownership percentage in Horizon so long as the Company holds at least a 30% equity interest in Horizon.
In addition to the Amended Term Loan, the Company has also agreed to make available certain additional funds to Horizon subject to certain conditions, up to a maximum of $150 million (the “RCF”, together with the Amended Term Loan, the “Horizon Loans”). The Horizon Loans will bear interest at SOFR (as defined below in this AIF) plus a margin (currently 2.0% - 3.5% per annum). The maturity date of the Horizon Loans is August 31, 2032, and they are convertible to Horizon Shares at the option of the Company or Horizon (provided that no conversion will be effected if it would result in the Company holding a greater than 34% equity interest in Horizon). Horizon has the option to defer the maturity date of the Amended Term Loan in two-year increments, but it may only be extended if any excess cash flow from Horizon’s interest in the Hod Maden Project is used to repay any remaining principal. Horizon has the option to extend the maturity date of the RCF in two-year increments. No amounts have been drawn to date.
As a result of the Spin-Out Transaction, Horizon acquired the ownership interest previously held by the Company in the Hod Maden Project, and the Company received the Hod Maden Gold Stream and retained its Hod Maden NSR Royalty. The Hod Maden Gold Stream on the Hod Maden Project is not considered to be a material mineral project to Sandstorm for the purposes of NI 43-101.
The Hod Maden Project is a high-grade copper-gold development project located in the Artvin Province, northeastern Türkiye. On July 20, 2022, Horizon filed an updated NI 43-101 Technical Report and feasibility study for the Hod Maden Project, which is available under Horizon’s profile on SEDAR+. The feasibility study considers an underground mine with a processing rate of 800,000 tonnes per annum. The base case has a mine life of 13 years, with average recovery expected to be 85% for gold and 93% for copper.
With the approval of the Environmental Impact Assessment, the release of the feasibility study and the receipt of all key permits, the Hod Maden Project has moved into the next stage of development, including securing project debt financing and initiating long-lead construction items.
In the second quarter of 2023, SSR Mining Inc. (“SSR Mining”) reached an agreement with Lidya (as previously defined in this AIF) to acquire up to a 40% operating interest in the Hod Maden Project and assume operational control of the project. Assuming that the terms of the earn-in milestone payments of their agreement are met, SSR Mining will then hold a 40% operating interest in the Hod Maden Project, with the remaining passive ownership held by Lidya (as to 30%) and Horizon (as to 30%). SSR Mining paid a $120 million upfront cash payment on May 8, 2023, to acquire its initial 10% interest in the Hod Maden Project. A

2024 Annual Information Form
further $150 million in earn-in structured cash milestone payments are required for SSR Mining to acquire the additional 30% interest in the project, payable in accordance with an agreed upon schedule beginning at the start of construction and ending on the first anniversary of commercial production at the Hod Maden Project. With the upfront cash payment made on closing, SSR Mining now serves as the sole project operator at Hod Maden, responsible for project development, construction and operations.
On February 27, 2024, as a result of an incident at one of SSR Mining’s producing Turkish assets (in which Sandstorm has no interest or royalty), SSR Mining announced that it has retracted all previously issued guidance for its Turkish assets, including the Hod Maden Project.
On February 18, 2025 SSR Mining reported that throughout 2024, engineering studies and site preparation activities continued as SSR Mining advanced the Hod Maden Project through to a construction decision. In total, during 2024, SSR Mining spent $42.1 million at the Hod Maden Project.
Spin-off of Antamina NPI
On July 22, 2022, the Company entered into a definitive agreement with Horizon (the “Antamina NPI Sale Agreement”), pursuant to which Horizon agreed to acquire a 1.66% net profits interest (the “Antamina NPI”) on the Antamina Mine (as previously defined in this AIF) which the Company acquired from BaseCore pursuant to the BaseCore Transaction (as described above in this AIF), through the acquisition of 1359212 B.C. Ltd. (“1359212”) , a wholly-owned subsidiary of Sandstorm that holds the Company’s interest in the Antamina NPI (pursuant to an assignment agreement entered into between BaseCore and 1359212 dated July 12, 2022) (the “Antamina NPI Sale”).
The Antamina NPI is calculated based on free cash flow at Compañía Minera Antamina S.A. The calculation includes net proceeds from all sales less all site costs, offsite costs, capital expenditures, all incoming and mining taxes and environmental costs, third-party financing inflows and outflows, third party interest, and working capital changes. The holder of the Antamina NPI cannot be called upon to contribute cash to the operation.
The shareholders of Horizon approved the Antamina NPI Sale at a meeting held on August 29, 2022, and closing was subject to Horizon completing its concurrent financing and obtaining all regulatory approvals. The Antamina NPI Sale closed on June 15, 2023, and, in exchange for the Antamina NPI, the Company received:
•a royalty with payments equal to approximately one-third of the total Antamina NPI, after deducting the cost to Horizon of delivering silver ounces to the Company under the Antamina Silver Stream (as defined below) (the “Residual Antamina Royalty”);
•$106 million in cash, funded from Horizon’s existing working capital, proceeds from a subscription receipt financing conducted by Horizon, and proceeds from concurrently entering into the Antamina Silver Stream (which is described below);
•a senior secured convertible promissory note (as subsequently amended in March 2025 - please refer to amendment details set forth under “Horizon Loan Amendments” below) in the amount of

2024 Annual Information Form
$149,095,000 made by Horizon in favour of the Company (formerly the “Antamina Promissory Note”, now the “Amended Antamina Promissory Note”), subject to certain specific conditions. Interest on $135 million of the Amended Antamina Promissory Note is to be paid by Horizon quarterly at 3.0%, with the remaining $10.1 million principal amount being interest-free. Any excess cash flow from the Antamina NPI, after satisfying the Antamina Silver Stream (as described below) and interest payments on the Amended Antamina Promissory Note, will be used to repay principal on the promissory note and reduce Horizon’s debt, unless it is agreed with Sandstorm that these amounts can be retained and used for other corporate purposes. The Amended Antamina Promissory Note is convertible, at Sandstorm’s or Horizon’s discretion at the market price at the time of conversion (if it is above a floor of C$0.60), up to a maximum of 34% of the outstanding Horizon Shares, after giving effect to the conversion on a non-diluted basis (if there has been a change in the equity of Horizon, no conversion will be effected if it would result in Sandstorm holding a greater than 34% equity interest in Horizon). The Amended Antamina Promissory Note matures on June 15, 2033 (however, Horizon has the option to defer the maturity date in two-year increments if any excess cash flow from the Antamina NPI is used to repay any remaining principal); and
•2,329,849 Horizon Shares.
In addition, upon closing, the Company acquired 1,468,750 Horizon Shares and 734,375 share purchase warrants of Horizon (“Horizon Warrants”) upon the conversion of subscription receipts acquired by the Company in a previously closed Horizon private placement. Each Horizon Warrant entitles Sandstorm to purchase one Horizon Share at an exercise price of C$1.10 per share for a period of four years from the date of issuance.
Following the completion of all of the foregoing transactions, the Company owned and still owns 29,274,086 Horizon Shares, representing approximately 34% of the outstanding Horizon Shares on a non-diluted basis. The Company is restricted from converting any securities which it holds in Horizon, to the extent that, after giving effect to such conversion or issuance, the Company, alone or together with any of its affiliates, would beneficially own in excess of 34% of the outstanding Horizon Shares immediately after giving effect to such conversion or issuance on a non-diluted basis.
Concurrently with the foregoing, the Company and Horizon entered into a silver purchase agreement (the “Antamina Silver Stream”), pursuant to which, in exchange for an $86 million advance payment (which forms part of the total $106 million payment in cash referred to above), Horizon agreed to deliver Sandstorm refined silver equal to 1.66% of all silver production from the Antamina Mine. The Company agreed to make ongoing payments for each ounce of silver received under the Antamina Silver Stream equal to 2.5% of the spot price per ounce of silver.
The Company currently holds the Antamina Silver Stream and the Residual Antamina Royalty. The Antamina Mine is currently considered to be the sole material mineral project to the Company for the purposes of NI 43-101.

2024 Annual Information Form
Nolan Watson is the Chief Executive Officer and a Director of the Company. He is also a director and the Chairman of Horizon. Mr. Watson abstained from voting with respect to the approval of the spin-off transactions with Horizon by the Company’s Board of Directors and by the Board of Directors of Horizon.
Upon closing of the Spin-Out Transaction, Erfan Kazemi, the Company’s Chief Financial Officer, was appointed as an additional director of Horizon and as its President and Chief Executive Officer.
Certain of the Company’s Directors and officers and/or their associates currently own common shares and/or warrants of Horizon. Each of these persons are independent of Horizon (with the exception of Messrs. Watson and Kazemi) and each currently hold less than 1% of the outstanding common shares of Horizon, except for Messrs. Watson and Kazemi who currently hold less than 2% (in the case of Mr. Kazemi) and slightly more than 3% (in the case of Mr. Watson) of the outstanding common shares of Horizon, on a non-diluted basis.
For further details regarding the Antamina Mine, see “Technical Information – Antamina Mine, Peru” below.
Horizon Loan Amendments
In March 2025, the Company and Horizon entered into certain amendments to the Term Loan (now the “Amended Term Loan”, as referred to above), the RCF and the Antamina Promissory Note (now the “Amended Antamina Promissory Note”, as referred to above). These amendments are subject to TSX Venture Exchange approval, which approval is expected but had not yet been received by Horizon as of the date of this AIF.
The revised principal terms are summarized in the table below:

	TERM LOAN	RCF	ANTAMINA LOAN

Principal amount (as at December 31, 2024)	$95 million	Up to $150 million (currently NIL)	$145 million
Maturity Date	August 31, 2032	August 31, 2032	June 15, 2033
Maturity Extension Option	Note maturity can be extended in two-year intervals at Horizon’s option. If option elected, cash sweep rate on the Term Loan is increased to 100% for all periods after December 31, 2024.
Cash Sweep Rate	75%	100%	100%
Interest Rate	SOFR + 2.0%-3.5%	SOFR + 2.0%-3.5%	3.0% until Maturity Date SOFR + 2.0%-3.5% if any Maturity Date Extension Option is elected
Interest Holiday	Until January 1, 2030	N/A	N/A

2024 Annual Information Form
Description of the Business
Sandstorm is a non-operating gold streaming and royalty company which generates its revenue primarily from the sale of gold and other metals and from the receipt of royalty payments. The Company is listed on the TSX (symbol: SSL) and the NYSE (symbol: SAND).
Sandstorm is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements (“Streams” or “Gold Streams”) from companies which have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm receives the right to purchase, at a fixed price per unit or at various fixed percentages of the spot price, a percentage of a mine’s gold, silver or other commodity production for the operating life of the asset. Sandstorm is focused on acquiring Streams and royalties on mines with low production costs, significant exploration potential and strong management teams.
A royalty is a payment to a royalty holder by a property owner or an operator of a property and is typically based on a percentage of the minerals or other products produced or the revenues or profits generated from the property. Royalties are not typically working interests in a property and, depending on the nature of a royalty interest and the laws applicable to it and the project, the royalty holder is generally not responsible for, and has no obligation to contribute additional funds for any purpose, including, but not limited to, operating or capital costs or environmental or reclamation liabilities. An NSR royalty is generally based on the value of production or net proceeds received by an operator from a smelter or refinery. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the specific royalty agreement. For gold royalties, the deductions are generally minimal. NSR’s generally provide cash flow which is free of any operating or capital costs and environmental liabilities. A smaller percentage NSR in a project can effectively equate to the economic value of a larger percentage profit or working interest in the same project.
Streams and royalties are an alternative to other more conventional forms of financing, including equity, convertible securities and debt financings which can be used to finance mineral projects. Sandstorm Gold competes directly with these other sources of capital to provide financing. Sandstorm Gold plans to grow and diversify its production profile through the acquisition of additional Streams and royalties. There is no assurance, however, that any potential acquisitions will be successfully completed.
Principal Product
The Company’s principal product is gold that it has agreed to purchase in the future pursuant to its Gold Stream agreements. There is a worldwide gold market into which the Company can sell the gold purchased under the gold purchase agreements and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold that it expects to acquire pursuant to its gold purchase agreements. The Company also expects to purchase silver and copper and to receive payments pursuant to its NSR and other royalty agreements.

2024 Annual Information Form
Sandstorm Gold currently has a portfolio of 231 Streams, NSRs and other royalty agreements and interests of which 41 of the underlying mines are producing. These gold and other interests currently owned by the Company are collectively referred to herein as the “Mining Operations”.
The following tables summarize the attributable gold equivalent ounces sold and the respective revenue received by the Company from each of its producing interests for the year ended December 31, 2024, with comparables for the year ended December 31, 2023:
For the Year ended December 31, 2024

Property	Product	Attributable Gold Equivalent Ounces Sold [1]	Sales & Royalty Revenue ($000s)	Total Sales, Royalties, and Income from Other Interests ($000s) [1]

Antamina Mine	copper, other [2]	1,144	2,932	2,932
	silver	2,165	5,175	5,175
Aurizona Mine	gold	3,586	8,566	8,566
Blyvoor	gold	2,060	4,874	4,874
Bonikro	gold	7,234	16,932	16,932
Caserones	copper	3,182	11,033	11,033
Cerro Moro	silver	6,920	16,224	16,224
Chapada Mine	copper	6,446	14,903	14,903
Fruta del Norte Mine	gold	4,109	9,899	9,899
Greenstone Mine	gold	1,968	5,025	5,025
Houndé Mine	gold	2,501	5,844	5,844
Mercedes	gold, silver [3]	4,064	9,478	9,478
Relief Canyon Mine	gold	8,560	20,786	20,786
Vale Royalties	iron ore	2,515	5,792	5,792
Other	gold	11,289	26,801	26,801
	copper, other [4]	5,067	12,019	12,019
Total		72,810	176,283	176,283
1.This is a non-IFRS measure. Please refer to the section entitled “Non-IFRS and Other Financial Measures Disclosure” above in this AIF for additional information.
2.Revenue from Antamina consists of $2.2 million from copper and $0.7 million from other base metals.
3.Sales revenue from Mercedes consists of $9.2 million from gold and $0.3 million from silver.
4.Includes revenue from other base metals of $6.9 million, $3.1 million from copper, and $2.0 million from diamonds.

2024 Annual Information Form
For the Year ended December 31, 2023

Property	Product	Attributable Gold Equivalent Ounces Sold [1]	Sales & Royalty Revenue ($000s)	Total Sales, Royalties, and Income from Other Interests ($000s) [1]

Antamina Mine	copper, other [2]	6,569	12,040	12,040
	silver	1,150	2,769	2,769
Aurizona Mine	gold	5,087	9,825	9,825
Blyvoor	gold	2,292	4,431	4,431
Bonikro	gold	4,797	9,223	9,223
Caserones	copper	4,181	12,022	12,022
Cerro Moro	silver	13,585	26,197	26,197
Chapada Mine	copper	7,015	13,469	13,469
Fruta del Norte Mine	gold	3,999	7,722	7,722
Houndé Mine	gold	2,967	5,731	5,731
Mercedes	gold, silver [3]	12,794	24,757	24,757
Relief Canyon Mine	gold	4,772	9,396	9,396
Vale Royalties	iron ore	3,109	5,988	5,988
Other	gold	17,366	22,202	34,012
	copper, other [4]	7,562	13,864	13,864
Total		97,245	179,636	191,446
1.This is a non-IFRS measure. Please refer to the section entitled “Non-IFRS and Other Financial Measures Disclosure” above in this AIF for additional information.
2.Revenue from Antamina consists of $9.1 million from copper and $2.9 million from other base metals.
3.Sales revenue from Mercedes consists of $21.8 million from gold and $3.0 million from silver.
4.Includes revenue from other base metals of $5.9 million, $4.7 million from copper, and $3.3 million from diamonds.
Further information regarding purchase and other agreements entered into by the Company in respect of its significant Streams, NSRs and other royalties can be found under the heading “General Development of the Business” above.
Competitive Conditions
Sandstorm competes with other companies to identify suitable Streams and royalty opportunities. The ability of the Company to acquire additional Streams and royalty opportunities in the future will depend on its ability to select suitable properties and to enter into similar Streams and royalty agreements. See “Description of the Business – Risk Factors – Competition”.

2024 Annual Information Form
Operations
Raw Materials
The Company expects to purchase gold, silver and copper pursuant to the Streams described above under “Description of the Business – Principal Product”.
Employees
At the end of the most recently completed financial year, the Company and its subsidiaries had 29 employees. No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.
Foreign Interests
The Company currently purchases or expects to be purchasing gold and/or other metals or expects to receive payments under its NSR and other royalty agreements from mines outside of Canada located in Mexico, the United States, Mongolia, South Africa, Argentina, Brazil, Chile, Ecuador, Egypt, Peru, Paraguay, Burkina Faso, Ghana, Botswana, Côte D’Ivoire, Ethiopia, Guyana, French Guiana, Türkiye, Australia and Fiji. Any changes in legislation, regulations or shifts in political attitudes in such countries are beyond the control of the Company and may adversely affect its business. The Company may be affected in varying degrees by such factors as government legislation and regulations (or changes thereto) with respect to the restrictions on production, export controls, income and other taxes, the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Description of the Business – Risk Factors – Risks Relating to the Mining Operations – International Interests”.
Social, Environmental and Other Key Policies
In April 2021, the Company published its inaugural annual Sustainability Report for calendar year 2020, which described the Company’s approach to sustainability and environmental, social and governance issues. In May 2022, the Company published its Sustainability Report for 2021, in May 2023, the Company published its Sustainability Report for 2022, and in May 2024, the Company published its Sustainability Report for 2023. A copy of the 2023 Sustainability Report is available on the Company’s website at www.sandstormgold.com. Prior year Sustainability Reports and the 2023 Sustainability Report do not form part of, nor are they incorporated by reference into this AIF.
The properties over which the Company holds Streams, royalties and other interests are owned and operated by independent mining companies and the Company does not exercise control over the activities of the property owners/operators. However, the Company is committed to furthering the responsible development of mineral projects and the sustainable extraction of metals through its financial investments, including with

2024 Annual Information Form
respect to environmental factors (e.g., social license to operate, toxic emissions and waste, biodiversity and land use and water stress), social considerations (e.g., occupational health and safety, labour management) and governance issues (e.g., corruption and instability, corporate governance) (collectively “ESG”).
INDIRECT EXPOSURE OVERVIEW
Because the Company does not directly own or operate the projects, it has indirect exposure to ESG issues that can arise during the life cycle of a resource project. Sandstorm’s indirect exposure to ESG risk factors is mitigated in part by the Company’s diversified portfolio of Streams, NSRs and other royalty agreements and interests of which 41 of the underlying mines are producing. There is no evidence of a statistical relationship or positive correlation between the ESG successes and challenges at the various mining projects within the Company’s portfolio, indicating a clear diversification benefit to Sandstorm’s portfolio approach. The Company is committed to furthering sustainable development in the mining and metals industry through its investments and seeks to address ESG risks through the Company’s due diligence process that guides its investment decisions.
The Company does not control the operations of any of the properties over which it has a Stream or royalty or other interest. The Company’s strategy to mitigate ESG risks involves a thorough investigation and evaluation of the risk factors related to a mineral property prior to making an investment. It is therefore the aim of the Company’s due diligence process to successfully identify projects and companies that will act and operate in a responsible and sustainable manner.
Although once a Sandstorm investment is made, the Company has no control over the project or the various ESG risks that can be associated with a mine, the Company believes that it is uniquely positioned to influence ESG issues, as the Company recognizes that mining companies must make a meaningful impact in their communities. The Company’s comprehensive due diligence process integrates ESG-related issues into the evaluation of every investment opportunity. When possible, the Company seeks to find innovative ways to influence positive impacts on the environment and local communities. For example, the Company holds a Stream on the Greenstone Mine in northern Ontario, Canada. As part of the Stream agreement on this project, the Company committed to an additional cash amount equal to $30 per ounce of Payable Gold under the Stream agreement to be directed to ESG contributions at the local level.
Sandstorm drives shareholder value by realizing long-term investment opportunities in mining assets. Often Sandstorm’s royalties outlive the operators of the asset, so Sandstorm considers not only how a mine functions under current management and conditions, but how it will operate under future operators and markets. ESG factors play a central role in determining the success of a long-term mining investment. While Sandstorm has no control over a project or the various ESG risks associated with a mine, Sandstorm recognizes that a good investment is a mine that will function safely, successfully, and with multi-generational support of local communities and governments.
The Company’s management team applies a multi-disciplinary approach when evaluating potential transactions. In addition to relying on management’s expertise, Sandstorm benefits from the experience and expertise of its Board of Directors. Board members are active in the review of potential material investments including participation in due diligence and providing technical, operational, political, financial, environmental, corporate social responsibility, and other expertise where applicable. The due diligence team consists of professionals with experience and expertise in the fields of geology, mining, metallurgy,

2024 Annual Information Form
engineering, government policy and finance. By conducting a robust and detailed due diligence process, the Company endeavours to invest in projects with relatively low ESG risk. Where appropriate, the due diligence process involves, among other things, thorough desktop studies, the engagement of expert consultants, extensive interviews with the project management team, site visits as well as in depth deliberation. The Company determines if an investment should be made based on overall criteria, including ESG factors. The overall criteria are reviewed regularly by management and/or the Board where applicable. The Company routinely engages third-party experts to assist in the evaluation of new investments, which can include external legal counsel (including in the jurisdictions in which a project is located), technical consultants, and other consultants for purposes that can include ESG factors. After making an investment, the Company has avenues in place to monitor, where appropriate, the ESG performance of its counterparties on an ongoing basis. Sandstorm’s Stream and royalty agreements typically include the following types of provisions for ongoing due diligence and to reduce exposure to ESG risks: audit and inspection rights, reporting obligations, transfer restrictions and security. In addition, Sandstorm manages ESG risks arising from current Streams and royalties by undertaking ongoing due diligence where applicable, which can include but is not limited to, site visits, ongoing dialogue with the operators, and review of the corporate and social responsibility reports that are published by the Company’s partners. The Company closely monitors and relies on public disclosures of its operators.
Sandstorm endorses the ICMM Principals, the IFC Environmental, Health and Safety Guidelines for Mining and the e3Plus Framework for Responsible Exploration.
Canadian Bill S-211, known as the Fighting Against Forced Labour and Child Labour in Supply Chains Act (“Bill S-211”), which aims to combat modern slavery in the form of forced labour and child labour, took effect on January 1, 2024, with first reports required to be filed with the Canadian Ministry of Public Safety on or before May 31, 2024, by those companies who determined that they must report under it. The Company determined that it should report under Bill S-211 and prepared a report dated May 31, 2024 in accordance with the reporting requirements detailed in Bill S-211 (the “Bill S-211 Report”), outlining the approach and initiatives by the Company to identify and address the risks of forced labour and child labour in its business operations and supply chains during the financial year ended December 31, 2023. The Bill S-211 Report states that the Company does not operate any of the mining or other assets in which it has a royalty, stream or other interests and does not directly produce or import goods and that the Company has not identified any forced labour or child labour in its activities and supply chains and considers that there is a low risk of forced labour or child labour in its current supply chains given their nature, and the limited size and scope of such supply chains, however, the Company recognizes its business model is dependent on the industry operating in a responsible fashion and actively supports the industry in its efforts and initiatives and also has policies in place to mitigate related risks, as outlined in the Bill S-211 Report. The Bill S-211 Report also states that, as the Company has not identified any forced labour or child labour or material risks of forced labour or child labour in its activities and supply chains, a formal assessment process with regards to the Company’s effectiveness in ensuring that forced labour and child labour are not being used in it’s business and supply chains has not been implemented at this time and the Company will consider implementing measures to assess their effectiveness in managing such risks, should the Company’s assessment of such risks change. There have been no human rights allegations related to Sandstorm in the history of the Company.

2024 Annual Information Form
DIRECT EXPOSURE OVERVIEW
The Company has policies and programs in place to manage ESG risk factors that are directly related to the Company. These policies and programs are regularly reviewed by the Company’s internal Corporate Social Responsibility (“CSR”) Committee, which reports directly to the CEO and CFO.
In 2023, the Company committed to the creation of an ESG sub-committee, whose mandates were to be focused on climate and ESG risks and opportunities, the Company’s practices and policies, and any disclosures or initiatives required. In March 2024, the Board, acting on the recommendation of the Company’s Corporate Governance & Nominating Committee, established a formal Sustainability Committee comprised of three (3) members of the Board, to which the CSR Committee will report to and meet with a minimum of twice per year, to push the Company toward improved ESG performances and disclosures, working to create the Company as the leading royalty and streaming company when it comes to sustainability. The purpose of the Sustainability Committee is to assist the Company in fulfilling its responsibilities in respect of ESG matters.
The social policies and programs discussed below are reflective of the Company’s commitment to a high standard of employee management practices including a safe and inclusive workplace, competitive compensation and benefits, training and learning opportunities and channels for employee engagement. The Company seeks to incorporate industry best practices with regards to governance and is committed to conducting its business with integrity, maintaining high ethical standards and contributing to the community in which it operates.
Sandstorm reported under the Task Force on Climate-Related Financial Disclosures for the first time for 2021, and continues to report under this task force. As part of its continual improvement in disclosures, Sandstorm included its Scenario Analysis for the first time in 2022, as discussed below in the section entitled “Task Force on Climate-Related Financial Disclosures”.
The Company’s direct environmental impact and carbon footprint is small. The Company operates solely within an office environment with a relatively small workforce. The Company currently has 29 full-time employees split between the Vancouver head office and a smaller Toronto office.
Until November 2023, the Company’s head office was situated in a LEED Gold certified building in Vancouver, British Columbia, Canada (the “Previous Office Premises”). The LEED Canada rating system applies a rigorous, internationally recognized standard measuring and evaluating the effectiveness of a property’s sustainable practices and policies in a range of green categories. LEED addresses whole-building cleaning, general maintenance issues, recycling programs, exterior maintenance, and systems upgrade or modernization.
The Company is an office-based company and, until November 2023, occupied approximately one-half of one floor in its former Vancouver office building and a small office space in Toronto. With its relatively small workforce, the Company’s impact on the environment is extremely limited. Sandstorm does not have any Scope 1 emission activities or sources within the Company’s operational control to report with respect to its Previous Office Premises. In 2022, the Company established a methodology for measuring Scope 3 greenhouse gas emissions from the Company’s mining partners productions, and continues to include these emissions as part of its reporting in its Sustainability Reports.

2024 Annual Information Form
In November 2023, the Company re-located its head office to a LEED Platinum certified building in Vancouver, British Columbia, Canada. Platinum is the highest certification available. The Company occupies approximately two floors in its new Vancouver head office as well as a small office space in Toronto. Within both its Previous Office Premises and its current office premises, the Company had/has a robust composting and recycling program that was/is utilized by all employees.
Regardless of the size and nature of Sandstorm’s operations, the Company believes it is important to report on Sandstorm’s annual emissions output in the spirit of transparency and working towards a more sustainable future. Sandstorm has been reporting its Scope 2 and relevant Scope 3 emissions in line with the Greenhouse Gas (“GHG”) Protocol through the CDP (formerly known as the Carbon Disclosure Project) Climate Change Questionnaire since 2019. As announced for the first time in the 2023 Sustainability Report, the Company has committed to a new goal of achieving net-zero emissions for its Scope 2 emissions from the year 2023. As a summary, for 2023, Sandstorm’s Scope 2 GHG was 24.3 metric tonnes CO2e, and Scope 3 GHG was 85,444.9 metric tonnes CO2e. Sandstorm’s Scope 3 emissions for 2023 also included its mining partners Scope 1 and Scope 2 emissions, which was new disclosure for the Company commencing with 2022 and is discussed in more detail the 2023 Sustainability Report.
In respect of the Scope 2 data, the Company’s consumed energy that comes from Vancouver’s energy grid is sourced from more than 90% hydropower. All of Sandstorm’s water withdrawal comes from municipal water supplies, which come from local reservoirs. No water is sourced from regions with High or Extremely High Baseline Water Stress and the Company has no direct operations in these regions. The Company did not recycle or reuse any water used in 2019 through 2023. Information in respect of the total Scope 3 emissions includes activity data from flight, car and bus travel records for the Company’s employee business travel. Employee commuting is calculated based on Sandstorm’s employees self-reported commute to and from the office.
As per the 2023 Sustainability Report, Sandstorm strives to reduce its direct Scope 2 and Scope 3 emissions and has set a target to be carbon neutral by the year 2035.
INDUSTRY RANKING AND MEMBERSHIPS
Sandstorm is continuously graded on its ESG efforts by some of the world’s most reputable agencies. In addition, the Company has voluntarily committed to certain regulatory bodies and member groups that work to promote sustainability best practices on a global scale.
MSCI – MSCI creates industry-leading, research enhanced solutions that investors use to gain insight into and improve transparency across the investment process. Every year MSCI provides rankings for corporations in a wide range of industries in order to grade companies on their ESG efforts. Sandstorm has maintained an MSCI rating of “AA” since June of 2021.
Sustainalytics – Sustainalytics’ ESG Risk Ratings measure a company’s exposure to industry-specific material ESG risks and how well a company is managing those risks. This multi-dimensional way of measuring ESG risk combines the concepts of management and exposure to arrive at an assessment of ESG risk (i.e., a total unmanaged ESG risk score or the ESG Risk Rating) that is comparable across all industries. Sustainalytics’ ESG Risk Ratings provide a quantitative measure of unmanaged ESG risk and distinguish

2024 Annual Information Form
between five levels of risk: negligible, low, medium, high and severe. Sandstorm is in the top rankings by Sustainalytics.
World Gold Council – Sandstorm is a member of the World Gold Council, a community of members in the gold industry who are committed to responsible corporate practices. Members of the World Gold Council are required to commit to the council’s Responsible Gold Mining Principles, which outline a number of corporate responsibility measures as they relate to ESG matters. As a royalty company that does not operate mines, Sandstorm has agreed to endorse these principles and ensure that the Company’s due diligence process reflects these commitments. Sandstorm’s existing portfolio of royalties already includes several projects owned and operated by World Gold Council members. The Responsible Gold Mining Principles cover the following key areas: ethical conduct; understanding impacts of mining; supply chain; health and safety; human rights and conflict; labour rights; working with communities; environmental stewardship; biodiversity, land use and mine closure; and water, energy, and climate change.
UN Global Compact – The UN Global Compact aims to mobilize a global movement of sustainable companies and stakeholders by aligning their strategies and operations with the UN Global Compact’s ten principles on human rights, labour, environment and anti-corruption. To further demonstrate the Company’s commitment to incorporate the spirit of these ten principles into the Company’s corporate strategies, policies and procedures, Sandstorm joined the United Nations Global Compact in February 2020. As a member, the Company has committed to annual reporting of the Company’s progress in aligning its operations and corporate strategy with the ten principles and to take actions that support broader UN goals.
A more fulsome discussion on these and related matters can be found in the 2023 Sustainability Report which is available on the Company’s website at www.sandstormgold.com. The 2023 Sustainability Report does not form part of, nor is it incorporated by reference into this AIF.
SANDSTORM’S POLICIES AND COMMITTEES
Health & Safety – The Company has a Health and Safety Policy in place which provides a guiding framework for ensuring a safe workplace for its employees. The aim of the policy is to ensure compliance with legal and regulatory requirements and to minimize exposure to health and safety risks. As the Company’s principal activity is providing financing to other businesses in the mining industry, the Company’s exposure to health and safety risks is limited. Notwithstanding, the Company’s team travels extensively to visit mining operations to conduct due diligence and scheduled audits. The Company’s Health & Safety Policy necessitates compliance with applicable legal and regulatory health and safety requirements of the jurisdictions in which the Company operates and sets out standards for a safe work environment, including a workplace free from injuries and from violence and harassment. Sandstorm’s health and safety performance is reviewed annually by the CEO. Sandstorm has had no workplace injuries, near-miss injuries, occupational diseases or work-related fatalities since it began operations.
Workplace Bullying & Harassment – The Company is committed to creating and maintaining a workplace environment which fosters mutual respect, integrity and professional conduct. In keeping with this commitment, the Company has established a Workplace Bullying and Harassment Policy (which also contains reporting/investigation procedures) for all employees relating to the issue of workplace bullying and harassment. The Company will not tolerate bullying or harassment in the workplace and will make every reasonable effort to prevent and eliminate such conduct.

2024 Annual Information Form
Diversity – The Company is committed to creating and maintaining a culture of workplace diversity. In keeping with this commitment, the Company has established a Diversity Policy. “Diversity” is any dimension which can be used to differentiate groups and people from one another, and it means the respect for and appreciation of the differences. Diversity includes, for example, diversity of gender, gender identity, age, race, ethnicity, religion, education, sexual orientation, cultural background, political belief or disability.
The Company recognizes the benefits arising from employee and Board diversity, including providing a wide array of perspectives and experiences, enhancing creativity, productivity, and overall organizational strength. Awareness and encouragement of diversity also fosters an inclusive work environment where individuals are treated fairly and with respect and are given equal opportunity to develop and advance. In addition to the other commitments as laid out in the Diversity Policy, the Company is committed to striving for diversity at all levels of the Company, with emphasis at the senior management level (Vice Presidents and above) and ensuring that women, Black, Indigenous and other people of colour, individuals who identify as LGBTQ2+, and people with disabilities (“Diverse Persons”) are provided with employment and career progression opportunities. Sandstorm set the aspirational target of having 50% of senior management and above, including the Board, be Diverse Persons by 2024. This target was met in 2023 and continues to be met in 2024.
Two of the Company’s Directors identify as “ethnically diverse”.
Compensation and Benefits – The Company offers comprehensive compensation and benefits packages and broad-based professional development and training opportunities for its employees. Sandstorm Gold provides a fair living wage to all employees. All Company employees receive a base salary and are considered for incentive bonus compensation annually, at the Board’s discretion. Stock-based compensation, extended health benefits, dental benefits and health and wellness benefits are also provided to all staff. Professional development and training opportunities that are relevant to an employee’s role are encouraged and are reimbursed by the Company. Sandstorm provides paid days off for training as well as study leave for those employees who pursue additional education while employed by the Company. Sandstorm Gold also encourages its employees to volunteer and support charitable causes. A charitable donation matching program has been instituted for all employees.

2024 Annual Information Form
Code of Business Conduct & Ethics – The Board of Directors views good corporate governance as an integral component to the success of the Company and to meet responsibilities to Shareholders. The Company has adopted a Code of Business Conduct and Ethics (the “Code”) to document the principles of conduct and ethics to be followed by its employees, officers and Directors. The Board intends that it will review compliance with the Code on an annual basis until the Company has grown to a size which warrants more frequent monitoring. The Code’s purpose is to: (i ) promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict; (iii) promote full, fair, accurate, timely and understandable disclosure in reports and documents that Sandstorm files with, or submits to, the securities regulators and in other public communications made by Sandstorm; (iv) promote compliance with applicable governmental laws, rules and regulations; (v) promote the prompt internal reporting to an appropriate person of violations of this Code; (vi) promote accountability for adherence to this Code; (vii) provide guidance to employees, officers, and Directors to help them recognize and deal with ethical issues; (viii) provide mechanisms to report unethical conduct; and (ix) help foster Sandstorm’s culture of honesty and accountability. In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. In 2021, the Code was updated to better align the Company’s policies with the UN Global Compact by adding provisions outlining Sandstorm’s commitment to human rights, fair practice and freedom of association, collective bargaining, and the Company’s support for the abolition of forced labour and child labour, as well as other provisions. There have been no reported incidents of corruption, allegation of fraud, executive misconduct or insider trading related to Sandstorm. In addition, the Company has not faced any fines and/or non-monetary sanctions for non-compliance. A copy of the Code is posted on SEDAR+ at www.sedarplus.ca and was also filed with the SEC as an exhibit to the Company’s Form 40-F for the year ended December 31, 2022, and is available at www.sec.gov.
Sandstorm’s policy of fair dealing extends to supplier relationships and forbids kickbacks and rebates and the Company has in place a corresponding Code of Business Conduct and Ethics (Consultants). The Company has also adopted a Partner/Supplier Code of Conduct intended to document the principles of conduct and ethics to be followed by the Company's suppliers, including our streaming partners.
Anti-Corruption – The Company expects its employees, officers, Directors and contractors to promote honest and ethical behavior, to avoid conflicts of interest, to comply with governmental laws and applicable rules and regulations, and to help foster the Company’s culture of honesty and accountability. To this end, the Company has outlined a comprehensive Bribery and Fraud Prevention Program which covers topic areas such as bribery, fraud, conflict of interest, administrative corruption, facilitation payments, breach of duty, misuse of authority and criminal activity.

2024 Annual Information Form
Whistleblower – The Company has adopted a Whistleblower Policy which permits its employees who feel that a violation of the Code has occurred, or who have concerns regarding accounting, audit, internal controls, financial reporting or ethical matters, to report such violation or concerns on a confidential and anonymous basis to the Audit Committee. Such reporting may be made by e-mail, in writing or by telephone to the Company’s 24-hour toll-free whistleblower hotline. The Audit Committee is required to review and investigate each complaint and, if necessary, take appropriate corrective action.
Communications and Corporate Disclosure – The Company has adopted a Communications and Corporate Disclosure Policy which is intended to assist the Company in fulfilling its obligations to ensure that all information relevant and material to the Shareholders and the market is disclosed in a timely manner.
Stock Trading – The Company has adopted a Policy on Stock Trading and Use of Material Information. Canadian and United States securities laws prohibit “insider trading” and impose restrictions on trading securities while in possession of material undisclosed information. The rules and procedures implemented in the Company’s Policy on Stock Trading and Use of Material Information have been implemented in order to prevent improper trading of the Company’s securities or of companies with which the Company has a significant business relationship or with which the Company is proposing to enter into a business transaction.
Stock Ownership – The Company’s Board of Directors believes that it is in the best interest of the Company and its Shareholders to align the financial interests of the Company’s executives and non-employee members of the Board with those of the Company’s shareholders. In this regard, the Company has adopted a Stock Ownership Guidelines Policy, which provides guidelines for minimum stock ownership.
Clawback Policy – The Company adopted a Clawback Policy in order to maintain a culture of focused, diligent and responsible management which discourages conduct detrimental to the growth of the Company and to ensure that incentive-based compensation paid by the Company is based upon accurate financial data and that erroneously awarded incentive-based compensation is recovered by the Company. In November of 2023, the Clawback Policy was updated and is now known as the Amended and Restated Clawback Policy. Updates to this policy were made pursuant to applicable rules, including the rules of the NYSE set forth in the NYSE Listed Company Manual Section 303A.14 - Erroneously Awarded Compensation and is also designed to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified by Section 10D and Rule 10D-1 of the United States Securities Exchange Act of 1934, as amended. The Clawback Policy applies in the event of an accounting restatement of the Company’s financial results as a result of material non-compliance with financial reporting requirements.
Anti-Hedging – The Company has adopted a formal Anti-Hedging Policy, the objective of which is to prohibit those subject to it from directly or indirectly engaging in hedging against future declines in the market value of any securities of the Company through the purchase of financial instruments designed to offset such risk. The Board believes that it is inappropriate for Directors, officers or employees of the Company or its respective subsidiary entities or, to the extent practicable, any other person (or their associates) in a special relationship with the Company, to hedge or monetize transactions to lock in the value of holdings in the securities of the Company. Such transactions, while allowing the holder to own the Company’s securities without the full risks and rewards of ownership, potentially separate the holder’s interests from those of other stakeholders and, particularly in the case of equity securities, from the public Shareholders of the Company.

2024 Annual Information Form
Majority Voting Policy – The Company has adopted a Majority Voting Policy prepared in accordance with TSX majority voting requirements with respect to the annual election of Directors.
Environmental and Sustainability Policy – The Company is committed to the protection of life, health and the environment for present and future generations and is an entity with a very small workforce operating solely within an office environment. The Company has adopted an Environmental and Sustainability Policy which provides the framework for the Company’s offices located in Vancouver and Toronto.
Audit Committee – The primary function of the Company’s Audit Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and Shareholders. The Audit Committee also oversees the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, Sandstorm’s policies, procedures and practices at all levels. For further information, please refer to the section below in this AIF entitled “Audit Committee”.
Corporate Governance & Nominating Committee – The Company’s Corporate Governance & Nominating Committee is in place to provide a focus on governance that will enhance Sandstorm’s performance, to assess and make recommendations regarding the Board’s effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for Directors.
Compensation Committee – The Company’s Compensation Committee has been established by the Board of Directors to assist the Board with ensuring that the Company has a compensation plan that is both motivational and competitive for executive officers and other members of senior management so that it will attract, hold and inspire performance of executive management of a quality and nature that will enhance the sustainable profitability and growth of the Company.
Sustainability Committee – The Company’s new Sustainability Committee has been established by the Board of Directors, acting on the recommendation of the Company’s Corporate Governance & Nominating Committee. The purpose of the Sustainability Committee is to assist the Company in overseeing environmental, sustainability and corporate responsibility/governance matters, consistent with corporate objectives and stakeholders’ expectations. It is important to note that the Company does not own or operate projects over which it has a stream, royalty or other interest and that the Company has no control over such projects or the various ESG risks that can be associated with such projects. Although the Company does not conduct physical operations, it has indirect exposure to ESG issues that can arise during the life cycle of a resource project. Accordingly, where possible and appropriate, the Company monitors the ESG performance of its counterparties on an ongoing basis and relies on the public disclosure of such parties.
The terms of reference for each of the Corporate Governance & Nominating Committee, the Compensation Committee and the Sustainability Committee, as well as the Code(s) and all of the aforementioned policies are available on the Company’s website at www.sandstormgold.com. A copy of the Audit Committee Charter is attached to this AIF as Schedule A.

2024 Annual Information Form
Task Force on Climate-Related Financial Disclosures Discussion
Sandstorm recognizes the importance of continuing actions to reduce climate change. In addition to reporting its progress on GHG and climate change in its 2023 Sustainability Report, Sandstorm also discloses through CDP, formerly known as the Carbon Disclosure Project.
2022 (for the 2021 year) marked the first year that Sandstorm aligned its sustainability reporting with the recommendations of the Task Force on Climate-Related Financial Disclosures (“TCFD”). In 2023 (for the 2022 year) Sandstorm aligned its sustainability reporting with the recommendations of the TCFD, and it was the first year that the Company included its Scenario Analysis within the reporting. In 2024 (for the 2023 year) Sandstorm again aligned its sustainability reporting with the recommendations of the TCFD, and it was the second year that the Company included its Scenario Analysis within the reporting.
Some of the discussion items covered on this topic in the Company’s most recent sustainability reporting are covered above and accordingly, are generally not repeated under this section. Kindly also refer to the section below in this AIF under “Risk Factors” entitled “Task Force on Climate-Related Financial Disclosures Risks”.
GOVERNANCE AROUND CLIMATE-RELATED RISKS AND OPPORTUNITIES
The Board and relevant subcommittees, provide oversight on the Company’s approach to climate change, and to Sandstorm’s overall ESG risks. Specifically, in 2024, the Company created a Sustainability Committee, and this committee considers climate-related opportunities and risks affecting the Company’s business. The following Board Committees have oversight of ESG and climate-related opportunities, risks, and disclosures:
•Corporate Governance & Nominating Committee — prior to the formation of the Sustainability Committee, this committee has historically worked with management to develop and recommend to the Board the Company’s approach on ESG, including climate-related issues; has reviewed the adequacy of the Company’s ESG practices and policies and recommended any changes to the Board; and has approved the adoption of any ESG-related standards or initiatives. Where applicable, this committee also engaged with the Company’s stakeholders in respect of ESG issues.
•Audit Committee — oversees the Company’s risk management which, before the formation of the new Sustainability Committee, also included climate change. This includes a review of the Company’s key risks and exposures with a view to ensuring that such risks and exposures are being effectively managed, monitored or mitigated by reviewing management’s assessment of the significant risks and exposures impacting the Company.
•Sustainability Committee — works with management to develop and recommend to the Board the Company’s approach on ESG, including climate-related issues, review the adequacy of the Company’s ESG practices and policies and recommends any changes to the Board, and approves the adoption of any ESG-related standards or initiatives. Where applicable, the Sustainability Committee also engages with the Company’s stakeholders in respect of ESG issues.

2024 Annual Information Form
The Board and Audit Committee regularly meet with senior management to determine the Company’s strategy with respect to its risks and exposures. Management discusses ESG-related risks and strategies, including climate-related strategies, with the Board on a regular basis.
The Board, and relevant subcommittees, oversee senior management, who are responsible for the execution of ESG and climate-related opportunities and for the management of ESG and climate-related risks. The CEO is responsible for the leadership on ESG and climate-related matters, and the Company’s internal VP, Financial Analysis & Sustainability has executive responsibility over the Company’s ESG strategy, external ESG-related disclosures and internal reporting of ESG performances, trends, risk and opportunities to the Sustainability Committee. ESG strategy, and managing climate-related risks, is considered where applicable, in each of the Company’s departments, with specific consideration by the Company’s technical team when undergoing due diligence of new opportunities, as further discussed in the 2023 Sustainability Report.
As mentioned above in this AIF, in March 2024, the Board, acting on the recommendation of the Company’s Corporate Governance & Nominating Committee, established a formal Sustainability Committee. Going forward, the Company’s internal CSR Committee will report to and meet with the members of the Sustainability Committee a minimum of twice per year to push the Company toward improved ESG performances and disclosures, working to create the Company as the leading royalty and streaming company when it comes to sustainability.
Sandstorm’s senior executives regularly attend Board meetings, and provide updates on royalty acquisition opportunities, which include, where applicable, ESG and climate-related considerations. Where materially adverse ESG or climate-related considerations arise during the due diligence process, management and/or the Board may decide not to proceed with a royalty or stream opportunity. Over the past several years, Sandstorm has rejected potential transactions on the basis of ESG concerns.
STRATEGY
Actual and potential impacts of climate-related risks and opportunities on
Sandstorm’s business, strategy, and financial planning
As previously mentioned, as Sandstorm operates in an office environment, the Company’s direct environmental impact and carbon footprint is small. Due to the nature of its business, Sandstorm is not directly exposed to the majority of climate-related risks that mining operators face. However, the Company recognizes that climate-related risks are material for its mining stream partners, and in some situations, can pass through to the Company. Specifically, this can occur where climate-related incidents or developments adversely impact either the production at an operation, and therefore, the royalty payments received by the Company and/or the reputation of the Company’s partner, which can have impacts on the Company for having invested in them. To manage Sandstorm’s risks, the Company screens for significant risks through its due diligence process before making an investment with a partner. The Company’s due diligence process helps it assess risks and opportunities from climate change on its investments, where applicable. While Sandstorm has determined that climate-related issues are not likely to have a significant impact on the Company’s revenues in the short term, the Company recognizes that climate-related risks could materialize in the medium to long-term.

2024 Annual Information Form
The TCFD recommends that companies conduct at least one climate scenario analysis at 2°C (i.e. average global temperatures of 2°C above pre-industrial levels) or lower to evaluate the potential resiliencies of strategic plans and to identify options for increasing business resiliency to plausible climate-related risks and opportunities through adjustments to strategic and financial plans. Sandstorm undertook a scenario analysis in 2022 and then again in 2023 to consider long term risks and opportunities associated with climate change to strengthen its strategy and financial planning process. The Company chose to apply a 2°C scenario, focusing particularly on the implications and outcomes for the Company’s Streams and royalties, and the climate-related risks and investment opportunities relating to those commodities. The scenario analysis assumes that the Company’s strategy will be focused upon growing the Company’s exposure to gold and other precious metals. The results of this analysis are included in the Company’s 2023 Sustainability Report.
CLIMATE RISKS
When evaluating new royalty opportunities, Sandstorm employs multiple due diligence methods, which assists in determining climate risks ranging from both short-term to long-term. Sandstorm enters into agreements with mining partners that cover the life of the mines, often with Sandstorm’s royalties outliving the operators of an asset. Accordingly, Sandstorm defines its time horizons in climate change risk management the following way: Short Term - under 5 years; Medium Term - 5-10 years; Long Term - greater than 10 years.
The due diligence process is undertaken by Sandstorm’s management team, using a multi-disciplinary approach when evaluating potential transactions. As mentioned above, the due diligence team consists of professionals with experience and expertise in the fields of geology, mining, metallurgy, engineering, and finance. By conducting a robust and detailed due diligence process, Sandstorm endeavors to invest in projects with a relatively low ESG, and climate-related, risk. Where appropriate, the due diligence process will utilize the expertise of third-party consultants. During the due diligence process, climate risks and opportunities may be identified, including potential impacts to the investment related to physical and transition climate change risks. The physical and transition risks that could impact the operations of the Company’s partners and the Company’s results, many of which are considered throughout the due diligence process and through ongoing monitoring are outlined below in this AIF under “Risk Factors – Risks Relating to the Mining Operations – Climate-Related Financial Disclosure Risks”.
RISK MITIGATION THROUGH DIVERSIFIED PORTFOLIO
As noted above, Sandstorm has over 231 royalty and stream agreements, therefore its exposure to climate-related risks is partially mitigated by this diversification. In 2024, the Company’s revenue was made up from 41 producing partners, located in countries throughout the world. This helps mitigate both operator-specific risks, as well as localized climate-related risks. The Company’s due diligence process is focused on identifying high-quality mine operators that share the Company’s values in responsible mining. While the majority of the Company’s revenue is generated through precious metals, including gold and silver, it also receives revenues from various commodity types produced in multiple jurisdictions, which helps mitigate risks impacting broader regions and markets.

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To ensure that the Company is partnering with high quality partners, Sandstorm has set the goal to have a percentage of its assets align with sustainability and climate related reporting standards and frameworks by the year 2025. As outlined in the Company’s 2023 Sustainability Report, at that time, 86% of the Company’s producing partners were reporting under a sustainability reporting standard and 61% of the Company’s producing partners were reporting under a climate related reporting standard.
CLIMATE OPPORTUNITIES
The mining industry supplies commodities to sectors that are essential for the transition to a low carbon economy. Sandstorm believes that it is well positioned to participate in climate-related opportunities in connection with this transition. There are climate-related opportunities within the Company’s portfolio (copper and silver), that the Company expects will continue to be available to the Company throughout the short, medium and long-term. For example:
•Copper is the best non-precious metal conductor of heat and electricity and is already used in low carbon technologies such as wind, solar power, nuclear power, and electrical vehicles. Therefore, it will play an important role in the decarbonization of the planet. The Company expects in the future there will be opportunities for the Company to finance copper operations with the Company’s strategic mining partner, Horizon, which will have a focus on copper projects. Sandstorm and Horizon may partner together in the future, whereby Sandstorm may purchase streams on the precious metals by-products from copper project acquisitions made by Horizon;
•Silver has proven to be invaluable across numerous applications and is essential in the production of both solar panels and electrical vehicles. Silver is also used in electronics, alloying, chemical catalysts, and photographic film. Due to its numerous uses, it will play a key role in transitioning from fossil fuels. Sandstorm will continue to look for opportunities to allocate capital into the silver space.
Risk Factors
The operations of the Company are speculative due to the nature of its business which is principally the investment in Streams, royalties and other metals interests. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The risks described herein are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business.

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Risks Relating to the Company
Global Financial Conditions
Market events and conditions, including the disruptions in the international credit and financial markets and other financial systems, along with political instability, geopolitical conflict, the results of the U.S. election, falling Canadian currency prices expressed in United States dollars and the uncertainty surrounding global supply chain have resulted in commodity prices remaining volatile. In addition, in recent years global markets have been adversely impacted by disruptions and government responses relating to the COVID-19 pandemic, the Russia-Ukraine war and the Israel-Hamas conflict and by geoeconomic tensions between the U.S. and China across a wide range of areas, including trade and technology related issues. These conditions have also caused fear and a loss of confidence in global credit markets, resulting in a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions have caused the broader credit markets to be volatile.
In addition, in recent years, global economies and markets have experienced increased rates of inflation. This has caused rising fuel, energy, food and transportation costs and variable demand, all of which may impact the economic viability of a mine and commodity prices. In addition, general inflationary pressures may also affect the labor, commodity, and other input costs at operations. Accordingly, inflation itself, as well as certain governmental efforts to combat inflation (for example, increased interest rates from previous historical lows), may have significant negative effects on any economy in which the Company conducts business and thus may adversely affect the Company’s business.
Following the onset of the credit crisis in 2008, global financial conditions were characterized by extreme volatility and several major financial institutions went into bankruptcy or were rescued by governmental authorities. While global financial conditions subsequently stabilized, global financial conditions could suddenly and rapidly destabilize in response to future economic shocks, as government authorities may have limited resources to respond to future crises.
These events are illustrative of the effect that events beyond the Company’s control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business.
These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the value and the price of the Common Shares could be adversely affected.
The re-emergence of a global financial crisis or recession or reduced economic activity in the United States, China, Europe and other industrialized or developing countries, or disruption in key sectors of the economy, may adversely affect the Company’s business and that of its mining partners. If such global volatility and

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market uncertainty were to continue, the Company’s operations and financial condition could be adversely impacted.
The increasing use of tariffs as a result of the protectionist measures and trade wars taken by the United States against its trading partners (including Canada and Mexico), and countervailing duties/restrictions in response thereto is a fluid and rapidly evolving situation. Actions in response to these tariffs imposed by the United States and any further disruption to current trade practices may adversely affect the Company’s business and/or that of certain of its mining partners. Although the Company does not directly engage in manufacturing or distribution, the Company’s royalty and streaming revenues and production are derived from underlying operators who could be adversely affected by such trade policies. For example, tariffs on imported raw materials or components may increase the operating costs of the Company’s partners, disrupt supply chains, or reduce production volumes, which in turn could delay or diminish the Company’s royalty payments or production under our Stream agreements. The effect of evolving trade policies may exacerbate the uncertainties affecting the operators of the Company’s assets.
Natural Disasters, Terrorist Acts, Health Crises and Other Disruptions or Dislocations, whether those effects are Local, Nationwide or Global
Upon the occurrence of a natural disaster, pandemic or upon an incident of war (for example, the current and ongoing conflict between Russia and Ukraine, the threat of expanded conflict in Europe, the conflict in Gaza and the broader threat of international conflict and terrorism), other geopolitical conflicts, riot or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a materially adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics or outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service and the financial markets, which could further affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.
In recent years, global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases, including the COVID-19 pandemic. A significant new outbreak of other infectious diseases, could result in a widespread crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn which could adversely affect the Company’s business and the market price of the Common Shares. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of

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commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown but potentially significant impacts. At this time the Company cannot accurately predict what effects these conditions will have on its operations or financial results, including due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company’s operations, the Company may not be able to accurately predict which operations will be impacted or if those impacted will resume operations. Any new outbreaks or the continuation of the existing outbreaks or threats of any additional outbreaks of a contagion or epidemic disease could have a material adverse effect on the Company, its business and operational results.
Subject to the Same Risk Factors as the Mining Operations
To the extent that they relate to the production of commodities from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, some of which are set forth below under “Risks Relating to the Mining Operations.”
Market Price of the Common Shares
The Common Shares are listed and posted for trading on the TSX and the NYSE. An investment in the Company’s securities is highly speculative. Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. The price of the Common Shares is also likely to be significantly affected by short-term changes in commodity prices, the Company’s financial condition or results of operations as reflected in its quarterly and annual financial statements, currency exchange fluctuations and the other risk factors identified herein.
No Control over Mining Operations
The Company has agreed to purchase a certain percentage of the gold and other commodities produced from certain of the Mining Operations and also expects to receive payments under its NSR and other royalty agreements from certain of the Mining Operations. The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation or development of the Mining Operations.
Except in limited circumstances pursuant to applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if any of the Mining Operations do not meet their forecasted gold or other production targets in any specified period or if the operations shut down or discontinue their operations on a temporary or permanent basis. The Mining Operations may not commence commercial production within the time frames anticipated, if at all, or they may not meet ramp-up targets or complete expansion plans, and there can be no assurance that the gold or other production from such Mining Operations will ultimately meet forecasts or targets. At any time, any of the operators of the Mining Operations or their successors may decide to suspend or discontinue operations or may sell or relinquish

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Mining Operations, which may result in royalties or other monies not being paid or obligated to be paid to the Company.
The Company is subject to the risk that the Mining Operations may shut down on a temporary or permanent basis due to issues including but not limited to economic conditions, lack of financial capital, flooding, fire, weather related events, mechanical malfunctions, community or social related issues, social unrest, the failure to receive permits or having existing permits revoked, the possibility that mining, environmental or operating licenses already issued for the Mining Operations could be suspended or revoked, collapse of mining infrastructure including tailings ponds, nationalization or expropriation of property and other risks. These issues are common in the mining industry and can occur frequently. There is a risk that the carrying values of the Company’s assets may not be recoverable if the mining companies operating the Mining Operations cannot raise additional finances to continue to develop those assets. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mining Operations becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold, other commodities, receive royalties or other economic benefit from the Mining Operations if no gold or other commodities are produced from the Mining Operations.
In addition, payments from production generally flow through the operators of the Mining Operations and there is a risk of delay and additional expense in receiving such revenues. The Stream and royalty payments are calculated by the operators of the Mining Operations based on reported production, and the calculations of the Company’s payments are subject to, and dependent upon, the adequacy and accuracy of the operators’ production and accounting functions, and errors may occur from time to time in the calculations made by an operator. Certain Stream and royalty agreements require the operators of the Mining Operations to provide the Company with production and operating information that may, depending on the completeness and accuracy of such information, enable the Company to detect errors in the calculation of the payments that it receives. The Company does not, however, have the contractual right to receive production information under all of its Stream and royalty agreements. As a result, the Company’s ability to detect payment errors through its monitoring program and its associated internal controls and procedures is limited, and the possibility exists that the Company may not receive all metal owed under the respective contract. Some of the Company’s Stream and royalty agreements may provide the right to audit the operational calculations and production data for the associated payments; however, such audits may occur many months following when the original delivery of metal was due, which may result in the delay of metal deliveries to later periods, which may impact the Company’s business, financial condition, results of operations and cash flows.
Royalty/Stream and Other Interests may not be Honoured by Operators of a Project
Royalty, Stream and other interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. Furthermore, counterparties with which the Company has Stream and royalty agreements face risks in the jurisdictions in which they operate that could increase the likelihood that contractual and/or mineral rights as between such counterparties and governmental or other administrative bodies may be disregarded or unilaterally altered, thus indirectly affecting the Company’s rights under its Stream and royalty agreements. To the extent grantors of such interests do not abide by their contractual obligations, the Company may be forced to take legal action to enforce its contractual rights. Such litigation

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may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely against the Company, may have a material and adverse effect on the Company’s profitability, results of operations, financial condition, and the trading price of the Company’s securities.
Security over Underlying Assets may not be Enforceable
There is no guarantee that the Company will be able to effectively enforce any guarantees, indemnities, or other security interests it may have. Should a bankruptcy or other similar event related to a mining operator occur that precludes a party from performing its obligations under its contracts with the Company, the Company would have to consider enforcing its security interest. In the event that the mining operator has insufficient funds to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.
In addition, because many of the Mining Operations are owned and operated by foreign affiliates, the Company’s security interests may be subject to enforcement and insolvency laws of foreign jurisdictions that differ significantly from those in North America, and the Company’s security interests may not be enforceable as anticipated. Further, there can be no assurance that any judgments obtained in Canadian courts will be enforceable in any of those jurisdictions outside of Canada. If the Company is unable to enforce its security interests, there may be a material adverse effect on the Company.
There May be Unknown Defects in the Asset Portfolio
A defect in a royalty, Stream, or other interest and/or the underlying contract may arise to defeat or impair the claim of the Company to such royalty, Stream or other interest. Unknown defects in the royalty, Stream or other assets of the Company may result in a material and adverse effect on the Company’s profitability, results of operations, financial condition and the trading price of the Company’s securities.
Further, the terms and conditions of Stream, royalty and other agreements that the Company acquires from a third-party have been, by their nature, negotiated by the third-party with the applicable mining companies and not by the Company. Therefore, such agreements may not reflect terms and conditions that the Company would normally seek to obtain in its Stream, royalty and other agreements, and the contractual provisions that the Company may have in connection with such Stream, royalty and other agreements may be more limited or restricted relative to its typical Stream, royalty and other agreements. Such limits or restrictions could result in a material adverse effect on the Company.
Reliance on Third Party Reporting
The Company has limited access to data on the Mining Operations and relies on public disclosure and other information regarding the Mining Operations it receives from the owners, operators and independent experts of such Mining Operations, and certain of such information is included in this AIF. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the Mining Operations as well as those who review and assess the geological and engineering information. In addition, the

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Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information in its analyses, forecasts and assessments relating to its own business and to prepare its disclosure with respect to the Streams and royalties. This could affect the Company’s ability to assess the performance of its Streams, royalties and other interests. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company’s disclosure may be inaccurate and its ability to accurately forecast or achieve its stated objectives may be materially impaired, which may have a material adverse effect on the Company. In addition, some of the Company’s Stream, royalty and other agreements may be subject to confidentiality arrangements with govern the disclosure of information with regards to the applicable interest and, as such, the Company may not be in a position to publicly disclose non-public information with respect to certain Stream, royalty or other interests. The limited access to data and disclosure regarding the Mining Operations may restrict the Company’s ability to enhance its performance which may result in a material and adverse effect on the Company’s business, financial condition, results of operations and cash flows. Although the Company attempts to obtain these rights when entering into new Stream, royalty and other agreements or amending existing agreements, there is no assurance that its efforts will be successful.
If ESG information provided to the Company by third parties (before and/or after entering into a transaction) contained or contains material inaccuracies or omissions, the Company’s conclusions in this regard may be inaccurate. Furthermore, some of the Mining Operations acquired by the Company through the takeover of other companies or in the normal course of business may not have undergone the Company’s typical ESG risk assessment procedures.
Acquisition Strategy
As part of the Company’s business strategy, it has sought and will continue to seek to purchase Streams and royalties from third party natural resource companies or third-party individuals. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance the acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms or at all, or that any acquisitions or business arrangements completed will ultimately benefit the Company.
Operating Model Risk
The Company is not directly involved in the ownership or operation of mines. The Streams and NSR and royalty or other agreements that the Company enters into are subject to most of the significant risks and rewards of a mining company, with the primary exception that, under such agreements, the Company acquires commodities at a fixed cost or receives payments under its NSR and royalty or other agreements. As a result of the Company’s operating model, the cash flow of the Company is dependent upon the activities of third parties which creates the risk that at any time those third parties may: (a) have business interests or targets that are inconsistent with those of the Company, (b) take action contrary to the Company’s policies or objectives, (c) be unable or unwilling to fulfill their obligations under their agreements with the Company, or

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(d) experience financial, operational or other difficulties, including insolvency, which could limit a third party’s ability to perform its obligations under the third party arrangements.
In particular, the price of the Common Shares and the Company’s financial results may be significantly affected by the operators of the Mining Operations ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and, as a result, the Company may not be able to realize any value from its respective Streams or royalties. As the Credit Facility is secured against certain of the Company’s assets, to the extent that the Company defaults on its debt or related covenants, the lenders may seize on their security interests. The realization of security or default could materially affect the price of the Common Shares and the Company’s financial results.
In addition, the termination of one or more of the Company’s Stream, royalty or other interests could have a material adverse effect on the results of operations or financial condition of the Company.
Joint Operations Risks
On August 31, 2022, the Company completed the Spin-Out Transaction (as hereinbefore defined in this AIF) and disposed of its 30% equity interest in the Hod Maden Project to Horizon in exchange for, inter alia, the Hod Maden Gold Stream (as hereinbefore defined in this AIF). For further information with respect to the Spin-Out Transaction, please refer to the section above in this AIF entitled “Creation of Strategic Mining Partner - Spin-Out Transaction”.
The remaining interest in the Hod Maden Project is now held by Lidya (as previously defined in this AIF) and SSR Mining (as previously defined in this AIF), of which neither Horizon nor Lidya, nor the Company is the current operator and Horizon’s interest in the Hod Maden Project is subject to the risks normally associated with the conduct of joint ventures or joint operations.
In the second quarter of 2023, SSR Mining reached an agreement with Lidya to acquire up to a 40% operating interest in the Hod Maden Project and assume operational control of the project. With their upfront cash payment made on closing, SSR Mining now owns a 10% interest in the Hod Maden Project and serves as the sole project operator, responsible for project development, construction and operations.
Assuming that the terms of the earn-in milestone payments of their agreement are met, SSR Mining will then hold a 40% operating interest in the Hod Maden Project, with the remaining passive ownership held by Lidya (as to 30%) and Horizon (as to 30%). The success of the Hod Maden Project now depends upon SSR Mining’s intention to pursue and obtain sufficient project financing, including the expectation of benefits to the overall development of the project as a result of the SSR Mining acquisition and its ability to fulfil its role as operator of the Hod Maden Project, including the social and regulatory license to operate. As always, the possibility exists that mining, environmental or operating licenses already issued for the Hod Maden Project could be suspended or revoked.
The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Horizon’s profitability or the viability of its interests held through the joint arrangement, which, by virtue of the Hod Maden Gold Stream, could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition: disagreements between Horizon and its partners (Lidya and SSR Mining) on how to develop and operate the Hod Maden Project efficiently;

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inability to exert influence over certain strategic decisions made in respect of the Hod Maden Project; inability of SSR Mining, as operator, to meet its obligations to the joint operation or third parties; and litigation regarding joint operation matters. The success of any joint operation will be dependent on SSR Mining, as operator, for the timing of activities related to the Hod Maden Project and Horizon will be largely unable to direct or control the activities of SSR Mining. Horizon is subject to the decisions made by SSR Mining in the operation of the Hod Maden Project and will rely on SSR Mining or accurate information about the Hod Maden Project. Neither Horizon nor the Company can provide any assurance that all decisions by SSR Mining will achieve the expected goals.
In addition, Türkiye may become subject to sanctions, which sanctions may adversely impact Horizon’s interest (and thus the Company’s interest through its Hod Maden Gold Stream) in the Hod Maden Project or may have adverse consequences to Horizon and/or the Company in seeking equity or debt financing.
Natural Disasters Risk
The Company has Streams and royalties in various jurisdictions which may be disproportionately affected by severe weather events and climate issues and the Company is therefore subject to potential risks and hazards associated with natural phenomena. In particular, ground movements or deteriorating ground conditions, natural weathering, extraordinary weather or earthquake events may result in structural instability or overflow, damage to tangible assets such as buildings and equipment, as well as human capital, all of which could require that activities be suspended or altered. In addition, natural disasters may deteriorate production capacity. Project planning decisions, project design and construction methods for projects in countries prone to such natural disasters should take into account the level of hazard. However, the occurrence of any of these events could result in a prolonged interruption of Mining Operations, affect the profitability of Mining Operations, lead to a loss of licenses and damage community relations, which could potentially have a material adverse impact on the Company’s future cash flows, earnings, financial condition and results of operations.
In particular, the Hod Maden Project is located in Türkiye.
Taxes Risk
The Company has subsidiary companies in certain offshore jurisdictions which own the rights to certain NSR royalties in those jurisdictions. In addition, in the future, the Company may create subsidiary companies in other jurisdictions in the world which may, in turn, own rights to certain Streams and royalties.
The interpretation of existing tax laws or regulations in Canada, the United States of America, Australia, Argentina, Ecuador, Türkiye, Guernsey, Mexico, Brazil, Peru, Chile or any of the countries in which the Mining Operations are located or to which shipments of gold or other metals are made requires the use of judgment.
Differing interpretation of these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. To the extent there are uncertain tax provisions, the Company measures the impact of the uncertainty using the method that best predicts the resolution of the uncertainty. The judgments and estimates made to recognize and measure the effect of uncertain tax

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treatments are reassessed whenever circumstances change or when there is new information that affects those judgments. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management of the Company at the end of each reporting period and adjusted, as necessary, on a prospective basis.
The majority of the Company’s Streams and royalties have been entered into directly by Canadian based subsidiaries and are, therefore, subject to Canadian tax.
No assurance can be given that new tax laws, rules or regulations will not be enacted or that existing tax laws, rules or regulations will not be changed, interpreted or applied in a manner which could result in the Company’s past and future profits being subject to increased levels of income tax. In addition, the introduction of new tax laws or regulations or accounting rules or policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies, could make Streams or royalties less attractive to counterparties. Such changes could adversely affect the Company’s ability to enter into new Streams and royalty agreements.
The Company’s prior years’ Canadian tax returns may be audited by the Canada Revenue Agency (“CRA”) and no assurances can be given that tax matters, if they so arise, will be resolved favourably.
Currently, the Company’s prior years’ tax returns for the 2021-2022 2020 taxation years are under income tax audit by the CRA. The Company has not received any proposal or Notices of Reassessment in connection with this.
The Company is aware that the CRA has taken the position with other similar companies in the royalty and streaming business that the upfront payment made in connection with precious metal and commodity stream agreements should be deducted for income tax purposes in a similar manner to how such amount is expensed for financial statement purposes. The Company believes that the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of its stream agreements, that the cost of the precious metal acquired under the streams is equal to the market value while a deposit is outstanding, and the cash cost thereafter is correct. If the Company were to apply the CRA’s proposed methodology to prior taxation years, the Company estimates that losses would arise that could be carried back to reduce tax and interest to an immaterial amount.
Indebtedness Risk
The terms of the Company’s Credit Facility (as previously defined in this AIF) require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants may limit, among other things, the Company’s ability to incur further indebtedness if doing so would cause the Company to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, may result in an event of default under the Credit Facility thus allowing the lenders to accelerate the debt, which could potentially materially and adversely affect the

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Company’s business, financial condition and results of operations and the trading price of the Common Shares.
As at December 31, 2024, the Company was in compliance with its covenants and there was a balance drawn on or outstanding under the Credit Facility of $355 million. As of the date of this AIF, the balance drawn on or outstanding under the Credit Facility is $340 million and the undrawn and available balance remaining is $285 million.
Credit and Liquidity Risks
The Company’s credit risk is limited to cash and cash equivalents, loans receivable which are included in short and long-term investments, trade and other receivables, and the Company’s investments in convertible debentures. The Company’s trade and other receivables are subject to the credit risks of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. Generally, the Company’s cash and cash equivalents held at financial institutions are in excess of the applicable deposit insurance company coverage limits. In order to mitigate its exposure to credit risks, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.
The Company’s investments in debentures are subject to counterparties’ credit risks. In particular, the Company’s convertible debentures due from Horizon and Bear Creek are subject to their respective credit risks, the Company’s ability to realize on its security and the net proceeds available under that security.
The Company is exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. In managing liquidity risk, the Company takes into account the amount available under the Company’s revolving Credit Facility, anticipated cash flows from operating activities and its holding of cash and cash equivalents.
As of December 31, 2024, the Company held shares, convertible debentures, warrants and investments of, and loans receivable due from, other companies with a combined fair market value as at December 31, 2024 of $235.7 million (December 31, 2023 - $258.9 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of such shares.
The factors discussed above and elsewhere in this AIF may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. Also, if these risks materialize, the Company’s operations could be adversely impacted, and the trading price of the Common Shares could be adversely affected.
No Control Over Underlying Investments and Securities
With respect to the Company’s investments in debt and equity securities and its investments in associates, except as otherwise set out in this AIF, the Company has no contractual rights over the operations of those

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investees. The Company does not control the investees’ operations, their boards or management teams. The decisions of those entities could at times conflict with the interests of the Company. Any adverse developments with respect to those entities, its cooperation or in its exploration, development, permitting and operation of the underlying assets may adversely affect the Company’s interests in those securities and investments.
Currency Risk
Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include: cash and cash equivalents, loans receivable which are included in investments, trade and other receivables, lease obligations and trade payables and other denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2024, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $1.7 million and would not have a material impact on other comprehensive income.
Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.
The terms of the Company’s Credit Facility now utilize the Secured Overnight Financing Rate (“SOFR”). “SOFR” means a rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).
Accordingly, the Company is exposed to interest rate cash flow risk on its Credit Facility, which is subject to variable interest rates based on SOFR, and its investments in debentures. In addition, a number of the Company’s contracts, investments, and agreements also now utilize SOFR and are also subject to these risks. The Company is also exposed to interest rate cash flow risk on its cash and cash equivalents and restricted cash that earn variable interest.
The Company monitors its exposure to interest rates. During the year ended December 31, 2024, a 1% increase (decrease) in nominal interest rates would have increased (decreased) interest expense by approximately $3.9 million and would not have a material impact on the fair value of the Company’s investments in debentures.
Dependence Upon Key Management Personnel
The Company is dependent upon the services of a small number of key management personnel who are highly skilled and experienced. The Company’s ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.

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Commodity Prices
The price of the Common Shares and the Company’s financial results may be significantly adversely affected by a decline in the price of gold, silver, copper, zinc and/or iron ore (collectively, the “Metals”). The price of the Metals fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of the Metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the emergence of cryptocurrencies as a store of value and hedge against inflation in competition with precious metals, and the political and economic conditions of major gold, silver, copper, zinc and iron ore producing countries throughout the world.
In the event that the prevailing market price of the Metals is at or below the price at which the Company can purchase such commodities pursuant to the terms of its agreements associated with these Metals interests, the Company will not generate positive cash flow or earnings on those agreements. Declines in market prices could cause an operator to reduce, suspend or terminate production from an operating project or construction work at a development project, which may result in a temporary or permanent reduction or cessation of revenue from those projects and the Company might not be able to recover its initial investment in these Streams and royalties.
Competition
The Company competes with other companies for Streams, royalties and similar transactions, some of which may possess greater financial and technical resources. Such competition may result in the Company being unable to enter into desirable Streams, royalties or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its Streams, royalties or similar transactions. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for entering into additional Streams, royalties and similar transactions in the future.
Ability to Pay Dividends is Dependent on the Financial Condition of the Company
Payment of dividends is at the discretion of the Company’s Board of Directors after taking into account many factors including the Company’s future earnings, cash flows, acquisition capital requirements, other anticipated cash needs and financial condition, and other relevant factors, including several financial and non-financial covenants under the Company’s Credit Facility.
Although the Company paid its Inaugural Dividend in January 2022 (for the fourth quarter 2021) as well as a dividend for each of its four quarters for 2022, 2023 and 2024, and it is the current intention of the Board to declare a quarterly dividend on an ongoing basis, there can be no assurance that the Company will be in a position to declare future dividends due to the occurrence of one or more of the risks described herein.

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Equity Price Risk
As noted above under Credit and Liquidity Risk, as at December 31, 2024, the Company held shares, convertible debentures, loans receivable, warrants and investments of other companies with a combined fair market value as at December 31, 2024 of $235.7 million. The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of such shares.
In addition, the Company’s Vale Royalties are publicly traded on Brazil’s National Debenture System. The daily exchange traded volume of the Vale Royalties may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting their market value.
The Company is subject to default risk with respect to any debt instruments. The Company is exposed to equity price risk as a result of holding these investments in other companies. Just as investing in the Company is inherent with risks such as those set out in this AIF, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies. The Company does not actively trade these investments. The equity prices of long-term investments are impacted by various underlying factors, including commodity prices and the volatility in global markets as a result of expectations of inflation and global events, including the ongoing conflict between Russia and Ukraine, the threat of expanded conflict in Europe, the conflict in Gaza and the broader threat of international conflict and terrorism), geoeconomic tensions between the U.S. and China across a wide range of areas, including trade and technology related issues and the increasing use of tariffs as a result of the protectionist measures and trade wars taken by the United States against its trading partners (including Canada and Mexico), and countervailing duties/restrictions in response thereto.
Based on the Company’s investments held as at December 31, 2024, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $1.9 million and would not have a material impact on net income.
Conflicts of Interest
Certain of the Directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such Directors and officers to be in a position of conflict. Any decision made by any of such Directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its Shareholders. In addition, each of the Directors is required to declare and refrain from voting on any matter in which such Directors may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws.
Future Sales or Issuances of Securities
Sandstorm may issue additional securities to finance future activities, including through public offerings, private placements or “at-the-market” distributions. Sandstorm cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such

2024 Annual Information Form
sales could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares, investors will suffer dilution to their voting power and Sandstorm may experience dilution in its earnings per share.
There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could impede the Company’s funding obligations, or result in delay or postponement of further business activities which may result in a material and adverse effect on the Company’s profitability, results of operations and financial condition. The Company may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all.
Evolving Corporate Governance and Public Disclosure Regulations
The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the NYSE, the TSX, the International Accounting Standards Board and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. The Company’s efforts to comply with these and other new and existing rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
The Company may fail to achieve and maintain the adequacy of internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act
The Company is required to assess its internal controls in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements which, in turn, could harm the Company’s business and negatively impact the trading price of the Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel.
Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Future acquired companies, if any,

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may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.
No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX on an ongoing basis.
Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2024, the Company's internal control over financial reporting is effective and no material weaknesses were identified. However, the Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.
Changes in Internal Controls
In the first quarter of 2020, the Company’s employees began to work remotely from home. Since then, the Company has reopened its offices and its employees have performed their duties through a combination of working remotely and in the office. This change required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no changes in the Company’s internal controls during the year ended December 31, 2024, that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of

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controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Information Systems and Cyber Security
The Company’s information systems, and those of its counterparties under the Streams and royalty agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties. The Company’s operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the Streams and royalty agreements, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. Any of these and other events could result in information system failures, delays and/or increases in capital expenses.
The Company has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its own operations. The Company also depends on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risk of failures. In addition, the Company has established an enterprise cyber security awareness training program to validate compliance and effectiveness, which is completed by all employees twice annually. The Company’s cyber security program is aligned to the National Institute of Standards and Technology cyber security framework and best practices.
Although to date the Company has not experienced any known material losses relating to cyber-attacks or other data/information security breaches in the history of the Company, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.
Any future significant compromise or breach of the Company’s data/information security, whether external or internal, or misuse of data or information, could result in additional significant costs, lost sales, fines and lawsuits, and damage to the Company’s reputation. In addition, as the regulatory environment related to data/information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to the Company’s business, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. The Company does maintain cyber security insurance.
The Audit Committee is updated on an annual basis, or as needed, for all information security activity.

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Activist Shareholders
Publicly traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurance that the Company will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on the Company’s reputation. In addition, responding to such campaigns would likely divert the attention and resources of the Company’s management and Board, which could have an adverse effect on the Company’s business and results of operations. Even if the Company were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes and may attempt to acquire control of the Company. If shareholder activists are ultimately elected to the Board, this could adversely affect the Company’s business and future operations. This type of activism can also create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company’s business, future operations, profitability and the Company’s ability to attract and retain qualified personnel.
Reputation Damage
Damage to the Company’s reputation can result from the actual or perceived occurrence of any number of events, or from allegations of the same, which may result in negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish, and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views on the Company and its activities and make allegations against the Company, whether true or not. The Company does not ultimately have direct control over how it and its Directors, officers and employees are discussed in the media or perceived by others, and reputational loss may lead to decreased investor confidence which could have a material adverse impact on the Company’s financial performance, financial condition, cash flows and growth prospects.
Litigation Claims, Proceedings and Legal Risks
The Company may from time to time be involved in various claims legal proceedings and disputes arising in the ordinary course of business. Any litigation could result in substantial costs and damages and divert the Company’s management’s attention and resources. If the Company is unable to resolve these disputes favorably, it may have a material adverse effect on the Company. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position. In addition, disputes in respect of agreements entered into by the Company with third parties may impact the validity and enforceability of those agreements.
Further, the Company is subject to the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act and other laws that prohibit improper payments or offers of payments to third parties, including foreign governments and their officials, for the purpose of obtaining or retaining business. In some cases, the Company invests in Mining Operations in certain jurisdictions where corruption may be more common, which can increase the risk of unauthorized payments or offers of payments in violation of anti-

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corruption and anti-bribery laws and regulations and in violation of our policies. In addition, the owners and operators of the Mining Operations may fail to comply with anti-corruption and anti-bribery laws and regulations. Although the Company does not operate the Mining Operations, enforcement authorities could deem us to have some culpability for the operators’ actions. Any violations of the applicable anti-corruption and anti-bribery laws could result in significant civil or criminal penalties to us and could have an adverse effect on our reputation.
Artificial Intelligence
New technological advances, including the use of machine learning and generative artificial intelligence (“Generative AI”), are evolving rapidly and risks regarding their use are emerging. The successful development, adoption and monitoring of Generative AI at the Company may require significant additional resources and costs. The Company’s consideration of the value of Generative AI in its business will require assessments of opportunities for its use, as well as the quality, limitations, vulnerabilities and potential legal and regulatory concerns, as well as enhanced controls, processes and practices designed to address challenges. In addition, if the Company uses or adopts Generative AI in the future, the availability of intellectual property protection is uncertain.
Finally, Generative AI could be used by the Company’s competitors to obtain a competitive advantage over the Company and could adversely impact the Company’s results of operations.
Industry Analysts
Both the market price and trading price of the Common Shares may depend on the opinions of the securities analysts who monitor the operations of the Company and publish research reports on the Company’s future performance. The Company does not have control over such analysts, who may downgrade their recommended prices for the Common Shares at any time, fail to consider all relevant facts, issue opinions which are not in line with the Board’s view or not even cover the Company in their publications and reports. Such actions by analysts could have an adverse impact on the trading price and volume of the Common Shares.
Trading Risks
Each of the TSX and NYSE has the right to suspend trading in certain circumstances. If the Common Shares are suspended from trading, the holders of Common Shares may not be able to dispose of their Common Shares on the TSX or the NYSE (as the case may be).
TSX: The objective of the TSX’s policies regarding continued listing privileges is to facilitate the maintenance of an orderly and effective auction market for securities of a wide variety of listed issuers, in which there is substantial public interest, and that comply with the requirements of the TSX. The policies are designed and administered in a manner consistent with that objective. The TSX has adopted certain quantitative and qualitative criteria under which it will normally consider the suspension from trading and delisting of securities. However, no set of criteria can effectively anticipate the unique circumstances which may arise in any given situation. Accordingly, each situation is considered individually on the basis of relevant facts and

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circumstances. As such, whether or not any of the delisting criteria has become applicable to a listed issuer or security, the TSX may, at any time, suspend from trading and delist securities if in the opinion of the TSX, such action is consistent with the objective noted above or further dealings in the securities on the TSX may be prejudicial to the public interest. In addition, the TSX may at any time suspend from trading the Common Shares if it is satisfied that the Company has failed to comply with any of the provisions of its listing agreement with the TSX or other agreements with the TSX, or with any TSX requirement or policy.
NYSE: The NYSE may suspend trading in, and commence proceedings to delist, the Common Shares from time to time if it determines that the Company or the Common Shares fail to satisfy the applicable quantitative or qualitative continued listing criteria under the NYSE listing standards. Such continued quantitative listing criteria include, but are not limited to, a minimum number of stockholders, a minimum average closing price over a consecutive 30 trading-day period, and a minimum average global market capitalization over a consecutive 30 trading-day period. Such continued qualitative listing criteria include, but are not limited to, the satisfaction of certain requirements of the NYSE Governance Rules such as the maintenance of an audit committee satisfying certain criteria including with respect to independence and the continued timely filing of periodic reports with the SEC. The NYSE may also suspend trading in, and commence proceedings to delist, the securities of an issuer if the issuer or its management engage in operations that are in the opinion of the NYSE contrary to the public interest. Typically, if an issuer or its NYSE-listed securities fall below the NYSE's quantitative or qualitative listing criteria, the NYSE reviews the appropriateness of continued listing and may give consideration to any definitive action proposed by the issuer, pursuant to procedures and timelines set forth in the NYSE listing standards, that would bring the issuer or such securities above the applicable continued listing standards. However, in certain cases, the failure of the issuer or its listed securities to meet certain continued listing criteria may result in immediate suspension and delisting by the NYSE without such evaluation or follow-up procedures.
Further, multiple listings of the Common Shares will result in differences in liquidity, settlement and clearing systems, trading currencies, prices and transaction costs between the exchanges where the Common Shares will be quoted. These and other factors may hinder the transferability of the Common Shares between these exchanges. The Common Shares are quoted on the TSX and the NYSE. Consequently, the trading in and liquidity of the Common Shares will be split between these exchanges. The price of the Common Shares may fluctuate and may at any time be different on the TSX and the NYSE. This could adversely affect the trading of the Common Shares on these exchanges and increase their price volatility and/or adversely affect the price and liquidity of the Common Shares on these exchanges. The Common Shares are quoted and traded in Canadian dollars on the TSX, and in US Dollars on the NYSE. The market price of the Common Shares on those exchanges may also differ due to exchange rate fluctuations.
Passive Foreign Investment Company Classification Risk
The Company may be, or may become, a “passive foreign investment company” (“PFIC”), which may result in adverse tax consequences for United States investors.
If the Company were classified as a PFIC for any taxable year during which a U.S. investor owned Common Shares, the U.S. investor generally would be subject to certain adverse U.S. federal income tax consequences, including increased tax liability on gain from the disposition of Common Shares and on certain distributions and a requirement to file annual reports with the U.S. Internal Revenue Service (“IRS”). In general, a non-U.S.

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corporation is a PFIC for any taxable year in which: (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the value of its assets consists of assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. The IRS has issued final and proposed regulations providing guidance on various aspects of the PFIC rules, including the income and asset tests. The proposed regulations will not be effective unless and until they are adopted in final form, although taxpayers generally may rely on the proposed regulations before adoption, provided the proposed regulations are applied consistently.
The determination of whether Sandstorm is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and such determination will depend on the composition of Sandstorm’s income, expenses and assets from time to time and the nature of the activities performed by Sandstorm’s officers and employees.
Each U.S. investor should consult their own tax advisor regarding the likelihood and consequences of Sandstorm being treated as a PFIC for U.S. Federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse income tax consequences, but may result in an inclusion in gross income without receipt of such income.
Confidentiality
The Company may not be able to access all data and information regarding the Mining Operations, which may impact its ability to assess the status and performance of those Mining Operations. The lack of sufficient data and information could impact the accuracy of the Company’s forecasts or the ability of the Company to respond to any challenges with Mining Operations on a timely or efficient basis, which may result in a material adverse effect on the Company’s business, financial condition, results of operations and cash flows. Further, the Company’s Stream, royalty and other agreements may contain confidentiality provisions which limit the Company’s ability to disclose non-public data or information concerning a Mining Operation or its mining operator. While the Company attempts to obtain contractual rights to the data and information necessary when negotiating with mining companies, there is no assurance that they will be able to do so.
Royalty Revenue Subject to Cost Deductions
The Company holds royalty interests that allow the mining operator to deduct certain costs, including, but not limited to, marketing and sales charges, sampling, transportation of minerals, refinery or smelter costs, taxes or other incidental and handling costs. Such costs will fluctuate in ways that are unpredictable and are beyond the control of the Company and can significantly impact the revenue the Company may receive on these mineral royalty interests. Increases in costs incurred by the mining operator on permitted cost deductions will likely result in a decline in the revenue received by the Company on these royalty interests and will impact overall revenue of the Company and could result in an adverse effect on the Company.

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Third-Party Interests
Some of the Company’s Stream and royalty interests may be subject to: (i) buy back right provisions pursuant to which an operator may buy back all or a portion of the Stream or royalty interest, as applicable, and (ii) pre-emptive rights pursuant to which parties to Stream and royalty agreements have a right of first refusal or first offer with respect to a proposed sale or assignment of such interest by or to the Company. Holders may exercise these rights such that certain Stream and royalty interest would no longer be held by the Company or would be difficult for the Company to acquire or sell. Any compensation received as a result may be significantly less than the Company’s assumptions regarding the asset.
Climate Change risks to the Company’s Operations
Climate change and the anticipated transition to a low-carbon economy are expected to impact Sandstorm.
Governments are moving to introduce and implement new and more stringent legislation with respect to climate change and sustainability disclosure and the Company expects that efforts to comply with such enhanced regulatory requirements may result in increased costs for the Company.
Investors are increasingly seeking enhanced disclosure on the risks and challenges, governance implications and financial impacts of climate change and sustainability faced by companies. In addition, there are increasing legal and regulatory requirement with respect to climate change and sustainability disclosure, including anti-greenwashing related legislation, compliance with which can be complex and require extensive time and resources. Failure to comply with such requirements have the potential to lead to significant financial and other penalties, including criminal liability in some cases. If Sandstorm is unable to respond to such disclosure requirements, or meeting the expectations of investors and other stakeholders, it could have a material adverse effect on Sandstorm’s ability to access, and the costs of access, debt and equity markets for capital required for its operations.

Shifts in demand and supply of commodities, products and services as a result of evolving consumer and investor sentiments will create challenging market conditions. Changes in consumer demand for metals and minerals that are required in a low-carbon economy or increases or decreases in commodity prices and markets may also impact the Company’s ability to acquire accretive Streams and royalty agreements or to sell Metals that it acquires. There may be increased competition for Streams and royalty agreements on Mining Operations that are considered to be low carbon emitting or less subject to climate-related physical risks, which may impact the Company’s ability to enter into desirable Streams, royalty agreements or similar transactions or to acquire the capital necessary to fund its Streams and royalty agreements. These impacts could have a material adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Common Shares. In addition, market perceptions of the mining sector and the role of particular metals or minerals in a transition to a low-carbon economy remain uncertain. There could be a material adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Common Shares where there is significant negative market perception of the mining sector.

If the Company does not respond quickly enough to meet accepted climate change reduction targets, it may be subject to increased risks of climate litigation. Climate-related impact litigation has been advanced in Canada,

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the United States and Europe, and may be broadened if there are failures to meet long-term reduction targets. Adverse publicity or climate-related litigation could result in significant costs, which could have a material adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Common Shares.

Sandstorm’s own operations are exposed to acute and chronic physical climate-related risks as a result of geographical location, including acute weather events such as higher intensity storms, flooding and fire as well as chronic weather and physical conditions such as rising temperatures and changes in precipitation patterns. The events and conditions could have an adverse effect on the Company’s business and results of operations.

In addition, the Mining Operations are subject to climate change risk factors, as more fully described below.
Risks Relating to the Mining Operations
Exploration, Development and Operating Risks
Mining operations generally involve a high degree of risk. The Mining Operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geological formations, seismic activity, rock bursts, cave-ins, sinkholes pit-wall failures, tailings dam breaches or failures, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting, storage and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Milling operations, waste rock dumps and tailings impoundments are subject to hazards such as equipment failure, or breaches in or the failure of retaining dams around tailings disposal areas and may be subject to ground movements or deteriorating ground conditions, or extraordinary weather events that may result in structure instability, or impoundment overflow, requiring that deposition activities be suspended. The tailings storage facility infrastructure, including pipelines, pumps, liners, etc. may fail or rupture. Should any of these risks or hazards affect a Mining Operation, it may (i) result in an environmental release or environmental pollution and liability; (ii) cause the cost of development or production to increase to a point where it would no longer be economic to produce, (iii) result in a write down or write-off of the carrying value of one or more projects, (iv) cause extended interruption to the business, including delays or stoppage of mining or processing, (v) result in the destruction of properties, processing facilities or third party facilities necessary to the Mining Operations, (vi) cause personal injury or death and related legal liability, (vii) result in regulatory fines and penalties, revocation or suspension of permits or licenses; or (viii) result in the loss of insurance coverage. The occurrence of any of above-mentioned risks or hazards could result in an interruption or suspension of operation of the Mining Operations and have a material adverse effect on the Company and the trading price of the Company’s securities as well as the Company’s reputation.
The exploration for, development, mining and processing of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of

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an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the owners or operators of the Mining Operations will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in one or more of the Mining Operations not receiving an adequate return on invested capital. Accordingly, there can be no assurance the Mining Operations which are not currently in production will be brought into a state of commercial production.
Climate Change
The Company acknowledges climate change as both an international and local concern that will impact its business and the business of the operators of the Mining Operations in a number of possible ways. The Company supports various initiatives for voluntary actions consistent with international initiatives on climate change. In addition to voluntary actions, governments are moving to introduce and implement new and more stringent climate change and sustainability legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. The Paris climate accord was signed by 195 countries on December 12, 2015, and entered into force on November 4, 2016, and marked a global shift toward a low-carbon economy.
While some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation, the Company expects that continued efforts to address climate change and sustainability, including complying with enhanced regulatory requirements, may result in increased costs for the operations at some of the Mining Operations. It is possible that the costs and delays associated with compliance with such initiatives and regulations could become such that the owners or operators of the Mining Operations would not proceed with the development of, or continue to operate, a mine which may impact on the amount of gold or other metals or other payments that the Company may receive under the terms of its relevant Stream, royalty and other agreements, and which could have a material adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s Common Shares.
As a result of the shift toward a low-carbon economy, there may be changes in demand and supply of commodities, products and services as a result of evolving consumer and investor sentiments, which could create challenging market conditions. In addition, market perceptions of the mining sector and the role of particular metals or minerals in a transition to a low-carbon economy remain uncertain. Changes in consumer demand for metals and minerals that are required in a low-carbon economy may encourage Mining Operations to invest in operations that supply a particular demand, which may impact the development or operation of a mine and the amount of gold or other metals or other payments that the Company may receive under the terms of its relevant Stream, royalty and other agreements. In addition, increases or decreases in

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commodity prices and markets may also impact the development or operation of a mine and the amount of gold or other metals or other payments that the Company may receive under the terms of its relevant Stream, royalty and other agreements. These impacts could have a material adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s Common Shares.
The physical risks of climate change may also have an adverse effect on some of the Mining Operations. These risks include the following:
•sea level rise: changes in sea level could affect ocean transportation and shipping facilities which are used to transport supplies, equipment and workforce to some of the Mining Operations and products from those operations to world markets;
•extreme weather events: extreme weather events (such as increased frequency or intensity of hurricanes, increased snowpack, prolonged drought) have the potential to disrupt some of the Mining Operations. Extended disruptions to supply lines could result in interruption to production;
•resource shortages: some of the Mining Operations depend on regular supplies of consumables (diesel, tires, sodium cyanide, et cetera) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production efficiency at some of the Mining Operations is likely to be reduced.
There is no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risk of climate change will not have a material and adverse effect on the Mining Operations and their profitability.
Investors are increasingly sensitive to the climate change impacts and mitigation efforts of companies, and are increasingly seeking enhanced disclosure on the risks, challenges, governance implications and financial impacts of climate change faced by companies, including many of the operators of the Mining Operations. In addition, operators of the Mining Operations are faced with increasing legal and regulatory requirements with respect to climate change and sustainability disclosure, including anti-greenwashing related legislation, compliance with which can be complex and require extensive time and resources. If the operators of the Mining Operations are unable to respond to such disclosure requirements or meet their climate change commitments, they could face adverse publicity or climate-related litigation, which could have a negative impact on the Company. Challenges relating to climate change could have an impact on the ability of these operators to access the capital markets and such limitations could have a corresponding negative effect on their business and operations.
The impacts of climate change, including those described above, could have a material and adverse effect on the Company’s profitability, results of operations, financial condition and the trading price of the Company’s securities.
As stated above, Sandstorm recognizes the importance of continuing actions to reduce climate change and strives to reduce its own direct greenhouse gas emissions and has set a target to be carbon neutral for its direct Scope 2 and Scope 3 emissions by the year 2035.
Please refer to the section above in this AIF entitled “Task Force on Climate-Related Financial Disclosures Discussion” for further information on these topics.

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Climate-Related Financial Disclosure Risks
The table below outlines the physical and transition risks related to climate change that could impact the operations of Sandstorm’s partners and the Company’s results, many of which are considered throughout the due diligence process and through ongoing monitoring:

Category of Risk	Description of Risk and Potential Financial Impact for our Partners	Potential Financial impact for the Company
Acute Physical Risks	Extreme weather events caused by global warming, such as droughts, floods, hurricanes, etc. These events may lead to production delays and/or cessation of operations.	Short term delay of revenues, with potential longer-term elimination of revenues if operations ceased.
Chronic Physical Risks
Gradual shifts in weather conditions could lead to water scarcity, shifts in rainfall patterns, rising sea levels, etc.

These shifts may lead to recurring production delays, cessations of operations and/or increased operating costs to adapt to climate changes. These results may lead to mines being abandoned or placed into care and maintenance if adaptation costs erode anticipated profitability.

Longer-term and potentially recurring delays of revenues, long term impact to asset value including impairment.
Policy & Legal Risks
Policy & legal changes in a jurisdiction that seeks to promote adaptation to climate change and/or constrain the activities of operators and operations that contribute to adverse effects of climate change.

These legislative and legal changes may require extensive capital expenditures by Sandstorm’s partners to accommodate or conform to such changes, which may lead to projects being abandoned or placed into care and maintenance if such mandatory expenditures erode anticipated profitability.

Potential impairment of assets, delays of revenues, and additional expenses to legal experts to ensure meeting legislative requirements.
Regulation Risks
Regulations of emissions, such as through carbon taxation or cap-and-trade schemes, can increase costs for businesses.

As more companies and countries set net-zero emissions goals and targets, carbon pricing regulations could become more widely implemented and/or made more stringent globally. The impact of these regulations is expected to differ depending on the location of the assets, and carbon intensity of the product.

Longer-term and potentially recurring delays of revenues, long term impact to asset value including impairment.

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Category of Risk	Description of Risk and Potential Financial Impact for our Partners	Potential Financial impact for the Company
Reputational Risks
Changing public perceptions of Sandstorm’s partner’s climate-related activities and their contributions to or detractions from the transition to a low carbon economy.

This may affect access to capital which may lead to projects changing hands or being temporarily or permanently abandoned.

Delays of revenues, and impairment of assets.
Market Risks
Shifts in supply and demand for certain commodities based on their real or perceived impact on the climate.

Reductions in commodity prices may impact Sandstorm’s partner’s revenues and, in severe cases, render a project uneconomic, causing projects to be abandoned or placed into care and maintenance until commodity prices recover.

Delays of revenue and lack of opportunities for future growth. Potential impairment of assets.

Commodity Prices for Other Metals Produced from the Mining Operations
The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Mining Operations to be impracticable. Depending upon the price of other metals produced from the mines which generate cash flow to the owners, cash flow from Mining Operations may not be sufficient and such owners could be forced to discontinue production and may lose their interest in, or may be forced to sell, some of their properties. Future production from the Mining Operations is dependent on metal prices that are adequate to make these properties and projects economically viable.
In addition to adversely affecting the reserve estimates and financial conditions, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.
Environmental Risks and Hazards
All phases of the Mining Operations are subject to governmental regulation including environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving and becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. Continuing issues with tailings dam failures at other companies’ operations may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. There

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is no assurance that possible future changes in environmental regulation will not adversely affect the Mining Operations, and consequently, the results of the Company’s operations. Also, environmental hazards may exist on the properties which are unknown to the owners or operators of the Mining Operations at present which were caused by previous or existing owners or operators of the properties, and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties. One or more of the mining companies may become liable for such environmental hazards caused by previous owners or operators of the properties. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Failure by the operators of the Mining Operations to comply with applicable laws, regulations, local practices and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The occurrence of any environmental violation or enforcement action may have an adverse impact on the operations at some of the Mining Operations, the Company’s reputation and could adversely affect the Company’s results of operations.
Government regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more prevalent and stringent. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, the Company expects that increased government regulation will result in increased costs at some of the Mining Operations if the current regulatory trend continues. All of the Company’s mining interests are exposed to climate-related risks through the operations at the mines. Climate change could result in challenging conditions and extreme weather that may adversely affect the operations at the mines and there can be no assurances that the Mining Operations will be able to predict, respond to, measure, monitor or manage the risks posed as a result of climate change factors.
Government Regulation, Permits and Licenses
The exploration and development activities related to the Mining Operations are subject to extensive laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters.
The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mining Operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of the Mining Operations would not proceed with the development of or continue to operate the mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder and claims for damages to property and persons resulting from the Mining Operations could result in substantial costs and liabilities for the owners or operators of the Mining Operations in the future such that they would not proceed with the development of, or continue to operate, a mine.

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Government approvals, licenses and permits are currently, and will in the future be, required in connection with the Mining Operations. To the extent such approvals are required and not obtained, the Mining Operations may be curtailed or prohibited from proceeding with planned operations, which could have an impact on the business and financial condition of the Company. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed. The risks of expropriation, cancellation or dispute of licenses could also result in substantial costs, losses, and liabilities in the future.
Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.
Permitting
The Mining Operations are subject to receiving and maintaining permits from appropriate governmental authorities. Although the Company believes that other than as discussed elsewhere herein, the owners and operators of the Mining Operations currently have all required permits for their respective operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations or additional permits associated with new legislation. Prior to any development on any of the properties, permits from appropriate governmental authorities may be required. There can be no assurance that the owners or operators of the Mining Operations will continue to hold all permits necessary to develop or continue operating at any particular property.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the owners or operators of the Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.
See “Permitting, Construction, Development and Expansion Risk” for additional permitting risks associated with developmental projects.

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Infrastructure
Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the owners and operators of the Mining Operations and may delay exploration, development or extraction activities. Certain equipment may not be immediately available or may require long lead time orders. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at the Mining Operations.
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, rail, ports, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, seismic activity, sabotage, security incidents, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Mining Operations.
Uncertainty of Mineral Resource and Mineral Reserve Estimates
The life-of-mine estimates for the Mining Operations may not be correct. The figures for Mineral Resources and Mineral Reserves presented in this AIF, including for the Antamina Mine, the Company’s sole material project, as derived from the Antamina Report (as hereinafter defined in this AIF) and the information disclosed in the Teck AIF (as hereinafter defined in this AIF) are estimates only and no assurance can be given that the estimated Mineral Reserves and Mineral Resources will be recovered or that they will be recovered at the rates estimated.
Mineral Reserve and Mineral Resource estimates are based on limited sampling and geological interpretation, and, consequently, are uncertain because the samples may not be representative. Mineral Reserve and Mineral Resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain Mineral Reserves and Mineral Resources uneconomic and may ultimately result in a restatement of estimated Mineral Reserves and/or Mineral Resources. For example, Mining Operations may base their estimates of Mineral Reserves and/or Mineral Resources on commodity prices that may be higher than spot prices. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, including, but not limited to, size, grade and proximity to infrastructure, government regulations and policy relating to price, taxes, duties, land tenure, land use permitting, the import and export of minerals and environmental protection, by political and economic stability and by a social license to operate in a particular jurisdiction. Any of these factors may require operators of Mining Operations to reduce their Mineral Reserves and/or Mineral Resources, which may result in a material and adverse effect on the Company’s profitability, results of operations, financial condition and the trading price of the Company’s securities.

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Production Forecasts
The Company prepares estimates and forecasts of future attributable production from the Mining Operations and relies on public disclosure and other information it receives from the owners, operators and independent experts of the Mining Operations to prepare such estimates. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the Mining Operations as well as those who review and assess the geological and engineering information. These production estimates and projections are based on existing mine plans and other assumptions with respect to the Mining Operations which change from time to time, and over which the Company has no control, including the availability, accessibility, sufficiency and quality of ore, the costs of production, the operators’ ability to sustain and increase production levels, the sufficiency of infrastructure, the performance of personnel and equipment, the ability to maintain and obtain mining interests and permits and compliance with existing and future laws and regulations. Any such information is forward‑looking and no assurance can be given that such production estimates and projections will be achieved. Actual attributable production may vary from the Company’s estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; actual ore mined being less amenable than expected to mining or treatment; short‑term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; delays in the commencement of production and ramp up at new mines; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with the Mining Operations, including but not limited to cave‑ins, rock falls, rock bursts, pit wall failures, seismic activity, weather related complications, fires or flooding or as a result of other operational problems such as production drilling challenges, power failures or a failure of a key production component such as a hoist, an autoclave, a filter press or a grinding mill; and unexpected labour shortages, strikes, local community opposition or blockades. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company’s failure to achieve the production forecasts currently anticipated. If the Company’s production forecasts prove to be incorrect, it may have a material adverse effect on the Company.
Replacement of Depleted Mineral Reserves
Because mines have limited lives based primarily on proven and probable Mineral Reserves, the mining companies which own and/or operate the Mining Operations must continually replace and expand their Mineral Reserves depleted by their mine’s production to maintain production levels over the long-term. Mineral Reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish Proven and Probable Mineral Reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of Mineral Reserves will not be offset by discoveries or acquisitions.

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Additional Capital for Mining Operations
The mining, processing, development and exploration of the Mining Operations may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Mining Operations and related properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on satisfactory terms and a failure of the mining operator in obtaining such financing could impact production at the Mining Operations and consequently may impact on the amount of gold or other metals or other payments that the Company may receive under the terms of its Stream, royalty and other agreements which could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.
Competition
The mining companies which own and/or operate the Mining Operations each face competition from a number of large established companies with substantial capabilities, and greater financial and technical resources. These mining companies compete with other mining companies for the recruitment and retention of qualified directors, professional management, skilled and experienced employees and contractors and for the acquisition of prospective, explored, developing and developed mining and mineral properties on reasonable terms, as well as for the obtaining of specialized equipment, components and supplies to develop their projects or operate their mines.
Dependence on Good Relations with Employees
Production at the Mining Operations depends on the efforts of its employees. There is intense competition for geologists and persons with mining expertise. The ability of the mining companies to hire and retain geologists and other skilled and experienced persons with mining expertise is key to the Mining Operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the Mining Operations are conducted. Changes in such legislation or otherwise in the mining companies’ relationships with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the Mining Operations, results of operations and financial condition.
Uninsured Risks
The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Where each of the mining companies considers it practical to do so, it maintains insurance in amounts that it believes to be reasonable, including insurance for workers’ compensation, theft, general liability, all risk property, automobile, directors and officers liability and fiduciary liability and others. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, the mining companies’ insurance policies may not provide coverage for all losses related to their business (and specifically do not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material adverse effect on the mining companies’ profitability, results of operations and financial condition.

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Land Title
Although title to the Mining Operations has been reviewed by or on behalf of the Company, no assurances can be given that there are no title defects affecting the properties and mineral claims owned or used by the Mining Operations. The mining companies may not have conducted surveys of the claims in which they hold direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. It is possible that the Mining Operations may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected encumbrances or defects or government actions. If any claim or challenge is made regarding title, the mining companies may be subject to monetary claims or be unable to develop or operate the Mining Operations as permitted or to enforce their rights with respect to the Mining Operations which may ultimately impair the ability of these owners and operators to fulfill their obligations under their agreements with the Company.
International Interests
The operations with respect to the Company’s gold, other precious metals and other interests are conducted in Canada, Mexico, the United States, Mongolia, South Africa, Argentina, Brazil, Chile, Ecuador, Egypt, Peru, Paraguay, Burkina Faso, Ghana, Botswana, Côte D’Ivoire, Ethiopia, Guyana, French Guiana, Türkiye, Australia and Fiji and as such, the operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism (including narcoterrorism), international sanctions, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, trade disputes (including the imposition of new or increased tariffs by jurisdictions other than where the Mining Operations are located), labour unrest, the risks of war or civil unrest (including war or unrest in jurisdictions other than where the Mining Operations are located, such as the current invasion of Ukraine by Russia and the conflict in Gaza), expropriation or nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation and mining laws, regulations and policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. Several of the countries have experienced political, social and economic unrest in the past and protestors have from time-to-time targeted foreign mining companies and their mining operations.
Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mining Operations in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, monetary policy (including the imposition of new or increased tariffs by jurisdictions other than where the Mining Operations are located), expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation without fair compensation, cancellation or dispute of licenses or entitlements which could result in substantial costs, losses and liabilities in the future.

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Further, certain operators of the Company’s Mining Operations are subject to risks normally associated with the conduct of business in developing economies. Risks may include, among others, problems relating to power supply, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, nationalization of assets, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, empowerment of previously disadvantaged people, local ownership requirements, limitations on foreign ownership, power supply issues, limitations on repatriation of earnings, infrastructure limitations and increased financing costs.
The occurrence of these various factors and uncertainties related to the economic and political risks for operations in foreign jurisdictions cannot be accurately predicted and could have an adverse effect on the Mining Operations resulting in substantial costs, losses and liabilities in the future.
Any changes or unfavourable assessments with respect to the validity, ownership or existence of the Entrée concessions may adversely affect the Company’s profitability or profits realized under the Entrée Gold Stream. Any adverse developments with respect to SSR Mining and Lidya, their cooperation, SSR Mining’s intention to pursue and obtain sufficient project financing, or in its exploration, development, permitting and operation of the Hod Maden Project in Türkiye may adversely affect the Company’s related exposure to the project. There are no assurances that the Company will be able to realize on its investments related to the Hod Maden Project if sanctions are imposed on Türkiye, or Lidya and its related entities, or SSR Mining and its related entities.
The Company’s interest in the Serra Pelada Mine may be adversely impacted if the Cooperative de Mineração dos Garimpeiros de Serra Pelada, which holds a 25% interest in the Serra Pelada Mine, continues to take unfavourable actions. In addition, Colossus Minerals Inc.’s Brazilian subsidiary has payables in excess of $30.0 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in insolvency and loss of any rights to the Serra Pelada Mine.
Permitting, Construction, Development and Expansion Risk
Some of the Mining Operations are currently in various stages of permitting, construction, development and expansion. Construction, development and expansion of such projects is subject to numerous risks, including, but not limited to: delays in obtaining equipment, material and services essential to completing construction of such projects in a timely manner; delays or inability to obtain all required permits; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete the permitting, construction, development and expansion of such projects in accordance with current expectations or at all.
Global Financial Conditions
As also discussed above under “Risks Relating to the Company”, global financial conditions have been characterized by increased volatility, with several financial institutions having either gone into bankruptcy or

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having to be rescued by government authorities. Global financial conditions could suddenly and rapidly destabilize in response to existing and future events, as government authorities may have limited resources to respond to existing or future crises. Global capital markets have continued to display increased volatility in response to global events, and the resulting significant inflation experienced globally, as well as the effects of certain countermeasures taken by central banks. Future crises may be precipitated by any number of causes, including natural disasters, epidemics, geopolitical instability and war (such as the Russian invasion of Ukraine, the threat of expanded conflict in Europe, the conflict in Gaza and the broader threat of international conflict and terrorism), trade wars (such as increasing use of tariffs as a result of the protectionist measures taken by the United States against its trading partners, including Canada and Mexico, and countervailing duties/restrictions in response thereto), financial institution bankruptcy, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the Company’s ability, or the ability of the operators of the Mining Operations, to obtain equity or debt financing or make other suitable arrangements to finance their projects. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, including, but not limited to, as a result of volatility in commodity prices and the prices for gold and other metals, changes in the equity and debt markets or country specific factors adversely impacting discount rates, significant cost inflation impacts on production at the Mining Operations, logistical challenges, workforce interruptions and financial market disruptions or other geopolitical events, or financial institution bankruptcies, it may result in a material adverse effect on the Company and the trading price of the Company’s securities could be adversely affected.
Indigenous Peoples
Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples. The Company holds royalty or streaming interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. The mining companies’ current or future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development on those projects or operations on which the Company holds a royalty or streaming interest. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the Company or the owner/operator’s activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous people may disrupt or delay activities of the owners/operators of the Company’s royalty/stream assets.
ESG Risks
Mining Operations are subject to ESG risks which could have a significant impact on project development, operational performance, reputation and social license to operate. The Company has adopted ESG policies and principles which guide the Company’s investment decisions and the ongoing review of the Mining

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Operations and the Company’s Streams and royalty agreements, however, there is no assurance that such policies and procedures will be sufficient to identify or address ESG risks. ESG issues at the Mining Operations could have a material and adverse effect on the Company’s financial condition, results of operations, cash flow and the trading price of the Common Shares.
Technical Information
CIM Definition Standards
Estimated Mineral Reserves and Mineral Resources set forth in this AIF have been estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended, on May 10, 2014 (the “CIM Definition Standards”).
The term “Mineral Resource” means a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.
The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drillholes. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors (as defined below) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

2024 Annual Information Form
The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.
The term “Mineral Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves (as defined below) and Proven Mineral Reserves (as defined below). A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.
The term “Probable Mineral Reserve” means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.
The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.
The term “Modifying Factors” means considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
Cautionary Note to United States Investors Concerning Presentation of Mineral Reserve and Mineral Resource Estimates
This AIF has been prepared in accordance with Canadian standards for the reporting of Mineral Resource and Mineral Reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “Mineral Reserve”, “Proven Mineral Reserve”, “Probable Mineral Reserve”, “Inferred Mineral Resources,”, “Indicated Mineral Resources,” “Measured Mineral Resources” and “Mineral Resources” used or referenced in this AIF

2024 Annual Information Form
are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM Definition Standards. The definitions of these terms, and other mining terms and disclosures, may differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules for companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules promulgated thereunder (the “SEC Rules”).
As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, the Company is not required to provide disclosure on its mineral properties under the SEC Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, Mineral Reserve and Mineral Resource information and other technical information contained in this AIF and the Company’s public filings may not be comparable to similar information disclosed by companies subject to the SEC’s reporting and disclosure requirements and rules for domestic United States issuers.
The SEC recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources.” In addition, the SEC’s definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” are “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are “substantially similar” to the corresponding CIM Definition Standards, there are differences in the definitions under the SEC Rules and the CIM Definition Standards. Accordingly, there is no assurance any Mineral Reserves or Mineral Resources that the Company may report as “Proven Mineral Reserves”, “Probable Mineral Reserves”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Rules.
Summary of Mineral Reserves and Mineral Resources
The following tables set forth the estimated Mineral Reserves and Mineral Resources for the Antamina Mine, adjusted to reflect the Company’s percentage entitlement to silver, copper, zinc and molybdenum produced from such project, as of December 31, 2024.
The Company currently holds the Antamina Silver Stream and the Residual Antamina Royalty on the Antamina Mine and the Antamina Mine is currently considered to be the sole material mineral project to the Company for the purposes of NI 43-101.
The disclosure contained herein of a scientific or technical nature for the Antamina Mine is based on:
(i)the technical report entitled “NI 43-101 Technical Report on Antamina Mining Operation, Peru” dated February 19, 2025, and having an effective date of December 31, 2024 (the “Antamina Report”), which technical report was prepared for Teck and which report was filed on February 20, 2025, and is available under Teck’s profile on SEDAR+; and
(ii)information that has been disclosed by Teck, which was sourced from Teck’s annual information form dated February 19, 2025, for the year ended December 31, 2024 (the “Teck AIF”) and filed under Teck’s profile on SEDAR+ on February 20, 2025.
None of this information has been independently verified by the Company. Specifically, as a Stream/royalty holder, Sandstorm has no access to the Antamina Mine. Sandstorm is dependent on publicly available information to prepare disclosure pertaining to the Antamina Mine and generally has no ability to

2024 Annual Information Form
independently verify such information. Although Sandstorm does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.
Information contained in this AIF with respect to the Antamina Mine has been prepared in accordance with the exemption set forth in Section 9.2 of NI 43-101. Please also see “Interests of Experts” in this AIF.
Kindly refer to the section above in this AIF entitled “Creation of Strategic Mining Partner - Spin-off of Antamina NPI”, for details concerning the Antamina Silver Stream and the Residual Antamina Royalty.

2024 Annual Information Form

The below tables are based on information available to the Company as of the date of this AIF, and therefore will not reflect updates, if any, after such date:
Attributable Proven and Probable Mineral Reserves

	PROVEN		PROBABLE		PROVEN & PROBABLE
Antamina Mine	Tonnes (000’s)	Grade (g/t)	Tonnes (000’s)	Grade (g/t)	Tonnes (000’s)	Grade (g/t)	Recoverable Metal[2] (000 oz)
Silver	247,500	10.1	302,200	13.0	549,700	11.7	3,211.9
Total Contained Silver							3,211.9 *
*based solely upon a 1.66% interest under the Antamina Silver Stream + a 0.55% interest under the Residual Antamina Royalty

	PROVEN		PROBABLE		PROVEN & PROBABLE
Antamina Mine	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Recoverable Metal[2] (000 t)
Copper	247,500	0.86	302,200	0.97	549,700	0.92	24.9
Total Contained Copper							24.9 *
Zinc	49,900	1.90	112,600	2.00	162,500	2.00	14.7
Total Contained Zinc							14.7 *
Molybdenum	197,600	0.029	189,700	0.030	387,200	0.029	0.240
Total Contained Molybdenum							0.240 *
*based solely upon a 0.55% interest under the Residual Antamina Royalty
Attributable Measured, Indicated & Inferred Mineral Resources

	MEASURED		INDICATED		INFERRED
Antamina Mine	Tonnes (000’s)	Grade (g/t)	Tonnes (000’s)	Grade (g/t)	Tonnes (000’s)	Grade (g/t)	Sandstorm Interest *
Silver	104,200	9.9	208,900	11.1	1,217,100	11.0	1.66% + 0.55%
*representing the Antamina Silver Stream and Residual Antamina Royalty

	MEASURED		INDICATED		INFERRED
Antamina Mine	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Sandstorm Interest *
Copper	104,200	0.62	208,900	0.84	1,217,100	1.01	0.55%
Zinc	18,000	1.1	58,800	1.7	347,300	1.6	0.55%
Molybdenum	86,200	0.014	150,100	0.021	869,800	0.022	0.55%
*representing the Residual Antamina Royalty

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Notes:
1.All Mineral Reserves and Mineral Resources set forth above have been estimated in accordance with the CIM Standards and NI 43-101.
2.Recoverable metal refers to the amount of metal contained in concentrate. For the purposes of the above Mineral Reserves tables, recoverable metal was re-calculated by the Company on a 100% basis (utilizing the figures disclosed in the Teck AIF for Teck’s 22.5% share of the recoverable metal at the Antamina Mine) and then re-calculated again and presented above on the basis of the Company’s 1.66% interest pursuant to its Antamina Silver Stream (i.e. silver only), plus the Company’s 0.55% interest pursuant to its Residual Antamina Royalty (i.e. on silver, copper, zinc and molybdenum).
3.g/t = grams per tonne.
4.Mineral Reserves are confined within an operational pit design that uses the following input parameters: commodity prices of $3.54 per pound copper, $1.15 per pound zinc, $11.10 per pound molybdenum and $21.46 per ounce silver; variable metallurgical recoveries on a block-by-block basis; average metallurgical recoveries for the copper geometallurgical type of 92% copper, 79% silver, and 46% molybdenum, with zinc not recoverable; average copper-zinc geometallurgical type recoveries of 83% copper, 84% zinc, and 60% silver, with molybdenum not recoverable; average mining cost of $4.30/tonne mined, average processing cost of $9.31/tonne processed, and general and administrative cost of $2.95/tonne processed; depending on concentrate type; treatment charges that range from $73 - $186/dry metric tonnes concentrate, refining charges that range from $0.073 - $1.10/pound payable metal, and freight costs that range from $34 - $79/wet metric tonnes concentrate; and pit slope angles that average 33-55°. The remaining tailings capacity is used as a hard constraint to define the limits of the reference pit shell, which is the guide for the operational pit design. Mineral Reserves are reported inclusive of dilution and mining recovery. The dilution and ore loss algorithm applied reduced the copper content by 1.01% and zinc content by 3.57%.
5.Mineral Resources potentially amenable to open pit mining methods are confined within a conceptual pit shell that uses the following input parameters: commodity prices of $3.50 per pound copper, $1.25 per pound zinc, $24.63 per ounce silver, and $13.30 per pound molybdenum; variable metallurgical recoveries on a block-by-block basis; the average metallurgical recoveries for the copper geometallurgical mineralization type are 92% copper, 0% zinc, 79% silver, and 46% molybdenum, whereas for the copper–zinc geometallurgical mineralization type, metallurgical recoveries are 83% copper, 84% zinc, 60% silver, and 0% molybdenum; average mining cost of $3.97/tonne mined, average processing cost of $11.11/tonne processed, and general and administrative cost of $2.77/tonne processed; depending on concentrate type: treatment charges that range $73 – $186/dry metric tonnes concentrate, refining charges that range $0.073 – $1.10/pound payable metal, and freight costs that range $34 –$79/wet metric tonnes concentrate; pit slope angles that average 38–55°. The project boundaries are used as a hard constraint to define the limits of the conceptual pit shell. Lead and zinc are not recovered from the copper geometallurgical mineralization type, and molybdenum is not recovered from the copper–zinc geometallurgical mineralization type.
6.Mineral Resources potentially amenable to underground mining methods are confined within conceptual mineable shapes assuming a sublevel-stoping scenario that uses the following parameters: commodity prices of $3.50 per pound copper, $1.25 per pound zinc, $24.63 per ounce silver and $13.30 per pound molybdenum; variable metallurgical recoveries on a block-by-block basis; the average metallurgical recoveries for the copper geometallurgical mineralization type are 92% copper, 0% zinc, 79% silver, and 46% molybdenum, whereas for the copper–zinc geometallurgical mineralization type, metallurgical recoveries are 83% copper, 84% zinc, 60% silver, and 0% molybdenum; assumptions of a 100 metre thick crown pillar under the Mineral Resource pit shell; below-crown-pillar cost assumptions of: mining cost of $30.90/tonne mined, capital costs of $8.00/tonne mined, processing costs of $10.70/tonne mined, and general and administrative costs of $4.20/tonne mined; within-crown-pillar cost assumptions of: mining costs of $59.20/tonne mined; capital costs of $8.00/tonne mined, and general and administrative costs of $4.20/tonne mined; depending on concentrate type: treatment charges that range $73 – $186/dry metric tonnes concentrate, refining charges that range $0.073 – $1.10/pound payable metal, and freight costs that range $34 –$79/wet metric tonnes concentrate; maximum internal dilution of 50% and external dilution of 10%. The property boundaries are used as a hard constraint to define the limits of the conceptual mineable shapes. Zinc is not recovered from the copper geometallurgical mineralization type, and molybdenum is not recovered from the copper–zinc geometallurgical mineralization type. Mineral Resources are reported above a $53.80/tonne net smelter return cut-off; Mineral Resources within the crown pillar are reported above an $82.20/tonne net smelter return cut-off.
7.Cut-off grades at the Antamina Mine are based on the net value before taxes that the relevant material is expected to generate per hour of concentrator operation at assumed prices and vary by year in an effort to maximize the net present value of the pit. The cut-off value for the December 31, 2024 Mineral Reserve estimate was $6,000 per mill hour.
8.Proven and Probable Mineral Reserves increased significantly by 323.5 million tonnes, or 143%, from 226.2 million tonnes in 2023 to 549.7 million tonnes in 2024. This increase is primarily attributed to the approval of the Life Extension 1 mine plan, which includes expanded tailings storage capacity, an extended waste dump, and additional pit pushbacks. Open pit Mineral Resources, excluding the portion converted to Mineral Reserves, remained unchanged from the previous reporting period. No changes were reported for underground Mineral Resources, which continue to reflect previous estimates.
9.Totals may not add up due to rounding.
10.Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
11.Mineral Resources are reported separately from, and DO NOT include, that portion of the Mineral Resources classified as Mineral Reserves.
12.For complete Mineral Reserve and Mineral Resource details calculated on a 100% basis, please refer to the tables below in the section entitled "Antamina Mine, Peru".

2024 Annual Information Form
13.The Antamina Mine Mineral Reserves and Mineral Resources are reported as of December 31, 2024.
14.The qualified person for the scientific and technical information regarding the Antamina Mine contained in this document, including the review and approval of the Attributable Mineral Reserves and Mineral Resources as detailed above, is Imola Götz, M.Sc., P.Eng, F.E.C., Vice President, Mining & Engineering of Sandstorm.
The Company’s interest in the Antamina Mine is considered to be the sole material mineral property to the Company.
Antamina Mine, Peru
The following description of the Antamina Mine is based on the Antamina Report and the information disclosed in the Teck AIF. Teck is a reporting issuer in certain jurisdictions of Canada and the Antamina Report and Teck AIF are available under Teck’s profile on SEDAR+.
Information contained in this AIF with respect to the Antamina Mine has been prepared in accordance with the exemption set forth in Section 9.2 of NI 43-101. Imola Götz, M.Sc., P.Eng, F.E.C., Vice President, Mining & Engineering of Sandstorm has approved the disclosure of scientific and technical information in respect of the Antamina Mine in this AIF.
Project Description, Location and Access
The Antamina Mine is jointly owned by BHP Billiton plc (33.75%), Glencore plc (33.75%), Teck (22.5%) and Mitsubishi Corporation (“Mitsubishi”) (10%). The participants’ interests are represented by shares of Compañía Minera Antamina S.A. (“CMA”), the Peruvian company that owns and operates the project.
The Antamina property consists of numerous mining concessions covering an area of approximately 111,757.08 hectares and an area of approximately 15,650.96 hectares of surface rights held under 19 titles. The surface rights are sufficient to support the life-of-mine plan. These concessions can be held indefinitely, contingent upon the payment of annual license fees and the provision of minimum annual investment or production from each mining concession. CMA also owns a port facility located at Huarmey and an electrical substation located at Huallanca. In addition, CMA holds title to all easements and rights-of-way for the 302-kilometre concentrate pipeline from the mine to CMA’s port at Huarmey.
The deposit is located at an average elevation of 4,200 metres, 385 kilometres by road and 270 kilometres by air north of Lima, Peru. The Antamina Mine lies on the eastern side of the Western Cordillera in the upper part of the Rio Marañon basin, a tributary of the Amazon.
ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
Antamina Mine personnel live in a camp facility while at work and commute from both local communities and larger population centres, including Lima. The current accommodations camp has a 12,930 bed capacity. The original camp was decommissioned in 2023. The mine operates 24 hours per day, 365 days a year. Mining activities are carried out in two 12-hour daily shifts on a seven-day-per-week basis.

2024 Annual Information Form
The Antamina Mine is an open-pit, truck-and-shovel operation. The ore is crushed adjacent to the pit and conveyed through a 2.7-kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing two SAG mills, followed by ball mill grinding and flotation to produce separate copper, zinc, molybdenum and lead/bismuth concentrates. The mill has the capacity to process up to 165,000 tonnes per day, depending on ore hardness. A 302-kilometre-long slurry concentrate pipeline, approximately 22 centimetres in diameter with a single pump station at the mine site, transports copper and zinc concentrates to the port where they are dewatered and stored prior to loading onto vessels for shipment to smelters and refineries world-wide.
Access to the mine site is by paved road. The mine road connects with the Peruvian National Highway 3N at Conococha Lake and this highway then connects to the Pan American Highway via National Highway 16. The closest town to the mine site is San Marcos, located approximately 38 kilometres from the mine via a dirt road. Huaraz, the department capital, can be reached via 200 kilometres of paved road or 156 kilometres via partial dirt road. An airport with scheduled regular flights is located at Anta, approximately 20 kilometres north of Huaraz.
Power for the mine is taken from the Peru national energy grid through an electrical substation constructed at Huallanca. Fresh water requirements are sourced from a dam-created reservoir upstream from the tailings impoundment facility. The tailings impoundment facility is located next to the mill. Water reclaimed from the tailings impoundment is used as process water in the mill operation. The operation is subject to water and air permits issued by the Government of Peru and is in material compliance with those permits. As mentioned above, the operation holds all of the permits that are material to its current operations.
The Antamina operations are located in a high-alpine climate. Summers are cool, averaging highs of 11.1°C and lows of 4°C. Winters are typically wet and cold, with a maximum of about 9°C and the rainfall averages about 1,205 millimetres per year, primarily falling in the October - March period. Snowfall typically occurs in December - February, averaging about 155 millimeters. These conditions are appropriate to conduct mining operations year-round. Occasional short-term interruptions in the mining activities may occur due to localized intense thunderstorms.

2024 Annual Information Form
History
OWNERSHIP, EXPLORATION AND DEVELOPMENT HISTORY

YEAR	OPERATOR	WORK CONDUCTED

Pre-1700s		Indigenous mining activities
1850s	Leopold Pflucker	Constructed a small lead-copper smelter
1903–1914	Vicente Lezameta	Produced copper matte. Unsuccessful attempt to leach copper from the deposit.
1925	Northern Perú Copper	Company representative recommended core drilling to access porphyry copper potential. Eight holes (780 metres) were drilled
1952–1970	Cerro de Pasco Corporation	Constructed adits for underground access. Drifted and
crosscut 4,300 metres within the eastern zone and drove raises totalling 220 metres in the centre of the zone. Completed 32 core holes (3,200 metres), 18 from surface and 14 from underground.
1970	Government of Perú	Expropriated the deposit area
1971–1993	Minero Perú, Empresa Minera special, Geomin, Empresa Minera del Centro del Peru S.A. (Centromin)	Following expropriation, 2,200 hectares of mining rights were transferred to Minero Perú, the mining administration agency of the Peruvian government. Formed Empresa Minera Especial in 1974, in partnership with the Government of Romania’s mining agency, Geomin. Bench and pilot-plant metallurgical work was completed from 1975–1978 in Romania. Different throughput-rate engineering studies completed in 1978, 1982 and 1989. Evaluated open-pit design, mine-equipment selection, concentrator design, surface infrastructure, local social impacts, geotechnical studies, marketing, and economic analyses. The Antamina property was transferred to Centromin and became part of a privatisation sale package in 1993.
1995	Rio Algom Limited (Rio Algom), Inmet Mining Corporation (“Inmet”)	Obtained property interest through sales process, and formed a 50:50 joint venture, CMA.
1998	Rio Algom, Inmet, Noranda Inc. (Noranda), Teck	In 1998, Inmet sold its joint venture interest, and CMA was restructured under an ownership of 37.5% Rio Algom, 37.5% Noranda, and 25% Teck. Completed feasibility study assuming open pit mining methods.
1999	Rio Algom, Inmet, Noranda Inc., Teck, Mitsubishi	Mitsubishi acquires 10% joint venture, resulting in the ownership percentage being 33.75% Rio Algom, 33.75% Noranda, 22.50% Teck, and 10% Mitsubishi.
2000–2013	BHP, Inmet, Noranda, Falconbridge Limited (Falconbridge), Xstrata plc (Xstrata), Glencore plc (Glencore), Teck, Mitsubishi	BHP acquires Rio Algom in 2000. Falconbridge acquired
Noranda in 2005. Falconbridge acquired by Xstrata in 2006,
and in 2013, Xstrata acquired by Glencore. Resulting ownership percentage is 33.75% BHP, 33.75% Glencore, 22.50% Teck, and 10% Mitsubishi.
2001–2009	CMA	Trial mining operations began in 2002, with the first full year of operations (72,000 t/d). Production increased in 2004 (85,000 t/d) and 2009 (92,000 t/d).
2011	CMA	Life extension until 2028 with TSF to level 4165 extends the mine life. Production rate increase to 130,000 t/d following completion of completion of the Antamina expansion project
2014	CMA	Production increased to 145,000 t/d.

2024 Annual Information Form
PRODUCTION HISTORY

YEAR	COPPER (kilotonnes)	ZINC (kilotonnes)	YEAR	COPPER (kilotonnes)	ZINC (kilotonnes)

2001	177	60	2013	440	260
2002	325	230	2014	346	210
2003	261	373	2015	390	235
2004	365	184	2016	432	204
2005	368	185	2017	422	366
2006	379	161	2018	448	413
2007	336	287	2019	453	303
2008	339	355	2020	378	430
2009	317	456	2021	444	463
2010	301	389	2022	452	429
2011	335	234	2023	422	464
2012	448	214	2024	413	249

Geological Setting, Mineralization and Deposit Types
The Antamina Mine polymetallic deposit is skarn-hosted. It is unusual in its persistent mineralization and predictable zonation and has a southwest-northeast strike length of more than 2,500 metres and a width of up to 1,000 metres. The skarn is well-zoned symmetrically on either side of the central intrusion with the zoning used as the basis for four major subdivisions being a brown garnet skarn, green garnet skarn, wollastonite/diopside/green garnet skarn and a marbleized limestone with veins or mantos of wollastonite. Other types of skarn, including the massive sulphides, massive magnetite, and chlorite skarn, represent the remainder of the skarn and are randomly distributed throughout the deposit. The variability of ore types can result in significant changes in the relative proportions of copper and zinc produced in any given year.
Drilling, Sampling, Analysis and Data Verification
Drilling to December 31, 2024 in the project area totals 4,265 drill holes (1,355,884 metres). Of this total, 4,111 holes are core holes (1,334,705 metres) 65 are channel samples treated as drill holes, and 89 drill holes are reverse circulation drill holes. Of the total drilling, 3,860 drill holes (1,233,897 metres) are used to support the Mineral Resource estimates. The database used for estimation has a close-out date of August 15, 2023.
Core is logged for geological and geotechnical parameters, and photographed. Core recoveries have typically averaged >95% for most programs since 2007. During CMA’s campaigns, drill holes were sited using global positioning system (“GPS”) equipment. Following drill hole completion, the collars were located by mine survey personnel using GPS instruments. Down hole survey data were collected using various methods, including acid tube, Maxibor, Sperry Sun, EZ_Shot, Flexit or gyroscopic tools.
The drill data is considered acceptable to support Mineral Reserve and Mineral Resource estimations, and can be used for mine planning. There are no drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the results.

2024 Annual Information Form
In 2024, the drilling program consisted of 104 drillholes totalling 58,720 metres. 72 holes drilled in 2024 were incorporated into site geologic models, however did not result in any material changes in the resource or mine plan. For diamond core, three-metre samples on average of half core (HQ or NQ) are collected and prepared for assay at an external laboratory. The remaining half of the core is retained for future reference. The assay program includes approximately 20% of quality-control samples, comprising reference materials, duplicates and blanks, as well as samples for external control at a secondary laboratory. The reference materials consist of matrix-matched material from Antamina, homogenized and certified in accordance with industry practice.
Quality Assurance and quality control (“QA/QC”) programs from 2003 onward included submission of blank, standard reference materials (standards) and duplicates (core, coarse-reject and pulp duplicates). Sieve checks were completed during some campaigns, initially on the -150-mesh fraction, and in later campaigns on the crusher and pulveriser products. Check assays at an umpire laboratory were performed from 2004 onward. Protocols are in place should the QA/QC results show out-of-control results. These can range from acceptance of the sample results to re-assay of partial or full batches. If significant contamination is observed, the laboratory is requested to improve its preparation or assaying procedures. No significant analytical biases have been noted in the analytical data collected from 2003 to the Antamina Report effective date.
CMA staff routinely undertake data verification on the data uploaded to the database and they routinely undertake the following:
•    internal checks are completed as the lithology grade, down hole survey, and core recovery data are entered into the geological database to ensure compliance with recorded values;
•    QA/QC data is reviewed prior to acceptance of each analytical program in the database;
•    modeling inputs, procedures, parameters and results for the geological and domain models are reviewed prior to estimation; and
•    mineable shapes are reviewed against cross-sections through the shapes and the block model coded for resource definition criteria for domain and cut-off value.
Data was manually checked for errors and gaps prior to database upload, and where issues arose, these were corrected. A number of independent third-party consultants have verified the database over time. No material issues were identified during these programs. The Antamina Report states that the Qualified Persons to the Antamina Report work at the mine site and that they individually reviewed the information in their areas of expertise, and concluded that the information supports the Mineral Resource and Mineral Reserve estimations and could be used in mine planning and in the economic analysis that supports the Mineral Reserve estimates.
The Antamina drill hole database is managed using acQuire information management software that is based on Microsoft SQL Server, a relational database system. there are processes and procedures for importing, validating, and exporting drill hold data for use in Mineral Resource estimation.
Sample security has relied upon the fact that the samples are always attended to or locked at the on-site sample-preparation facility. Chain of custody procedures consist of filling out sample-submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory.

2024 Annual Information Form
The sampling, sample preparation, assaying and QC procedures used by CMA are acceptable for Mineral Reserve and Mineral Resource estimations and can be used for planning purposes.

Mineral Processing and Metallurgical Testing
A number of metallurgical testwork facilities and metallurgical experts have been involved with metallurgical testwork and interpretation of that testwork over the project history. Testwork included comminution, mineralogy, pilot and bench scale flotation, dewatering, filtration, and coarse ore and concentrate flow characteristics tests. This testwork was used to support flowsheet design and process plant construction and operation. The plant at Antamina has been operational since 2001.
Most recently, a variability program was undertaken in 2023 and a total of 34 variability samples and four composites were collected in 2022 and sent to SGS for metallurgical testing. Samples were representative of the main geometallurgical types proposed to be mined from 2023 - 2036, focusing on the 2023 - 2028 period and consisted of 24 copper-molybdenum and ten copper-zinc samples. Samples were subject to comminution, rougher and cleaner flotation testwork. The 2023 - 2036 sample set results were compared to the historical performance.
Samples selected for testing were representative of the various types and styles of mineralization and samples were selected from a range of depths within the deposit. Sufficient samples were taken so that tests were performed on sufficient sample mass including individual tests to access variability.
The copper and zinc metal production represents 90% of total revenues and these show very good correlation between actual versus predicted recoveries, based on ore type. The metallurgical equations results used for Mineral Reserve estimates were compared to the actual metallurgical recoveries over the last three years and the ratios were found to be reasonable.
The major deleterious elements are bismuth and arsenic. These are managed using campaigning.
Twenty years of operational and metallurgical data have been collected on the current process plant operation. The historical copper recovery is 87% for all geometallurgical types.

2024 Annual Information Form
Mineral Resource and Mineral Reserve Estimates
The Mineral Reserves and Mineral Resources for the Antamina deposit as of December 31, 2024, are as follows (on 100% basis):
Mineral Reserves as at December 31, 2024

	PROVEN		PROBABLE		TOTAL
	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Recoverable Metal[3] (000 t) (on a 100% basis)	Sandstorm Interest *
COPPER
Copper only ore OP	197,600	0.82	189,700	0.91	387,200	0.87	3,111	0.55%
Copper-zinc ore OP	49,900	1.02	112,600	1.07	162,500	1.05	1,422	0.55%
Total	247,500	0.86	302,200	0.97	549,700	0.92	4,533	0.55%

MOLYBDENUM
Copper only ore OP	197,600	0.029	189,700	0.030	387,200	0.029	44	0.55%
ZINC
Copper-zinc ore OP	49,900	1.9	112,600	2.0	162,500	2.0	2,667	0.55%
*representing the Residual Antamina Royalty

	PROVEN		PROBABLE		TOTAL
	Tonnes (000’s)	Grade[4] (g/t)	Tonnes (000’s)	Grade[4] (g/t)	Tonnes (000’s)	Grade[4] (g/t)	Recoverable Metal[3] (000 oz) (on a 100% basis)	Sandstorm Interest *
SILVER
Copper only ore OP	197,600	8.1	189,700	9.4	387,200	8.8	86,400	2.21%
Copper-zinc ore OP	49,900	18.1	112,600	19.2	162,500	18.8	58,933	2.21%
Total	247,500	10.1	302,200	13.0	549,700	11.7	145,333	2.21%
*representing the 1.66% interest under the Antamina Silver Stream + the 0.55% interest under the Residual Antamina Royalty

2024 Annual Information Form
Mineral Resources as at December 31, 2024

	MEASURED		INDICATED		INFERRED
	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Tonnes (000’s)	Grade (%)	Sandstorm Interest *
COPPER
Copper only ore OP	86,200	0.66	150,100	0.78	587,500	0.88	0.55%
Copper-zinc ore OP	18,000	0.46	58,800	0.98	196,800	1.03	0.55%
Copper only ore UG					282,400	1.23	0.55%
Copper-zinc ore UG					150,500	1.11	0.55%
Total	104,200	0.62	208,900	0.84	1,217,100	1.01	0.55%

MOLYBDENUM
Copper only ore OP	86,200	0.014	150,100	0.021	587,500	0.024	0.55%
Copper only ore UG					282,400	0.017	0.55%
Total	86,200	0.014	150,100	0.021	869,800	0.022	0.55%

ZINC
Copper-zinc ore OP	18,000	1.1	58,800	1.7	196,800	1.6	0.55%
Copper-zinc ore UG					150,500	1.5	0.55%
Total	18,000	1.1	58,800	1.7	347,300	1.6	0.55%
*representing the Residual Antamina Royalty

	MEASURED		INDICATED		INFERRED
	Tonnes (000’s)	Grade[4] (g/t)	Tonnes (000’s)	Grade[4] (g/t)	Tonnes (000’s)	Grade[4] (g/t)	Sandstorm Interest *
SILVER
Copper only ore OP	86,200	6.5	150,100	8.6	587,500	8.3	2.21%
Copper-zinc ore OP	18,000	25.9	58,800	17.5	196,800	15.6	2.21%
Copper only ore UG					282,400	10.8	2.21%
Copper-zinc ore UG					150,500	15.5	2.21%
Total	104,200	9.9	208,900	11.1	1,217,500	11.0	2.21%
*representing the 1.66% interest under the Antamina Silver Stream + the 0.55% interest under the Residual Antamina Royalty
Notes to the above Mineral Reserves and Mineral Resources Tables:
1.All Mineral Reserves and Mineral Resources conform to NI 43-101 and CIM definitions for same.
2.The Mineral Reserves and Mineral Resources set forth above are mine and property totals and are not limited to interests attributable to Teck or Sandstorm.
3.Recoverable metal refers to the amount of metal contained in concentrate. For the purposes of the above Mineral Reserves and Mineral Resources tables, recoverable metal has been re-calculated by the Company on a 100% basis (utilizing the figures disclosed in the Teck AIF for Teck’s 22.5% share of the recoverable metal at the Antamina Mine).
4.g/t = grams per tonne.

2024 Annual Information Form
5.Mineral Reserves are confined within an operational pit design that uses the following input parameters: commodity prices of $3.54 per pound copper, $1.15 per pound zinc, $11.10 per pound molybdenum and $21.46 per ounce silver; variable metallurgical recoveries on a block-by-block basis; average metallurgical recoveries for the copper geometallurgical type of 92% copper, 79% silver, and 46% molybdenum, with zinc not recoverable; average copper-zinc geometallurgical type recoveries of 83% copper, 84% zinc, and 60% silver, with molybdenum not recoverable; average mining cost of $4.30/tonne mined, average processing cost of $9.31/tonne processed, and general and administrative cost of $2.95/tonne processed; depending on concentrate type; treatment charges that range from $73 - $186/dry metric tonnes concentrate, refining charges that range from $0.073 - $1.10/pound payable metal, and freight costs that range from $34 - $79/wet metric tonnes concentrate; and pit slope angles that average 33-55°. The remaining tailings capacity is used as a hard constraint to define the limits of the reference pit shell, which is the guide for the operational pit design. Mineral Reserves are reported inclusive of dilution and mining recovery. The dilution and ore loss algorithm applied reduced the copper content by 1.01% and zinc content by 3.57%.
6.Mineral Resources potentially amenable to open pit mining methods are confined within a conceptual pit shell that uses the following input parameters: commodity prices of $3.50 per pound copper, $1.25 per pound zinc, $24.63 per ounce silver, and $13.30 per pound molybdenum; variable metallurgical recoveries on a block-by-block basis; the average metallurgical recoveries for the copper geometallurgical mineralization type are 92% copper, 0% zinc, 79% silver, and 46% molybdenum, whereas for the copper–zinc geometallurgical mineralization type, metallurgical recoveries are 83% copper, 84% zinc, 60% silver, and 0% molybdenum; average mining cost of $3.97/tonne mined, average processing cost of $11.11/tonne processed, and general and administrative cost of $2.77/tonne processed; depending on concentrate type: treatment charges that range $73 – $186/dry metric tonnes concentrate, refining charges that range $0.073 – $1.10/pound payable metal, and freight costs that range $34 –$79/wet metric tonnes concentrate; pit slope angles that average 38–55°. The project boundaries are used as a hard constraint to define the limits of the conceptual pit shell. Lead and zinc are not recovered from the copper geometallurgical mineralization type, and molybdenum is not recovered from the copper–zinc geometallurgical mineralization type.
7.Mineral Resources potentially amenable to underground mining methods are confined within conceptual mineable shapes assuming a sublevel-stoping scenario that uses the following parameters: commodity prices of $3.50 per pound copper, $1.25 per pound zinc, $24.63 per ounce silver and $13.30 per pound molybdenum; variable metallurgical recoveries on a block-by-block basis; the average metallurgical recoveries for the copper geometallurgical mineralization type are 92% copper, 0% zinc, 79% silver, and 46% molybdenum, whereas for the copper–zinc geometallurgical mineralization type, metallurgical recoveries are 83% copper, 84% zinc, 60% silver, and 0% molybdenum; assumptions of a 100 metre thick crown pillar under the Mineral Resource pit shell; below-crown-pillar cost assumptions of: mining cost of $30.90/tonne mined, capital costs of $8.00/tonne mined, processing costs of $10.70/tonne mined, and general and administrative costs of $4.20/tonne mined; within-crown-pillar cost assumptions of: mining costs of $59.20/tonne mined; capital costs of $8.00/tonne mined, and general and administrative costs of $4.20/tonne mined; depending on concentrate type: treatment charges that range $73 – $186/dry metric tonnes concentrate, refining charges that range $0.073 – $1.10/pound payable metal, and freight costs that range $34 –$79/wet metric tonnes concentrate; maximum internal dilution of 50% and external dilution of 10%. The property boundaries are used as a hard constraint to define the limits of the conceptual mineable shapes. Zinc is not recovered from the copper geometallurgical mineralization type, and molybdenum is not recovered from the copper–zinc geometallurgical mineralization type. Mineral Resources are reported above a $53.80/tonne net smelter return cut-off; Mineral Resources within the crown pillar are reported above an $82.20/tonne net smelter return cut-off.
8.Cut-off grades at the Antamina Mine are based on the net value before taxes that the relevant material is expected to generate per hour of concentrator operation at assumed prices and vary by year in an effort to maximize the net present value of the pit. The cut-off value for the December 31, 2024 Mineral Reserve estimate was $6,000 per mill hour.
9.Proven and Probable Mineral Reserves increased significantly by 323.5 million tonnes, or 143%, from 226.2 million tonnes in 2023 to 549.7 million tonnes in 2024. This increase is primarily attributed to the approval of the Life Extension 1 mine plan, which includes expanded tailings storage capacity, an extended waste dump, and additional pit pushbacks. Open pit Mineral Resources, excluding the portion converted to Mineral Reserves, remained unchanged from the previous reporting period. No changes were reported for underground Mineral Resources, which continue to reflect previous estimates.
10.Totals may not add up due to rounding.
11.Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
12.Mineral Resources are reported separately from, and DO NOT include, that portion of the Mineral Resources classified as Mineral Reserves.
Teck states in the Teck AIF that, except as expressly described elsewhere in the Teck AIF, there are no known environmental, permitting, legal, title, taxation, socio-political, marketing or other issues that are currently expected to materially affect the stated Mineral Reserves or Mineral Resources. They also state in the Teck AIF that they face risks from the fact that, at the Antamina Mine, they are a minority partner and certain major decisions may be made without their consent, meaning they may not have control over a number of factors, including, timing and amount of capital and operating expenditures, operation and production decisions, risk management and other operational practices.

2024 Annual Information Form
Mining Operations
The Antamina Mine is a large open pit mining operation using conventional mining equipment and methods. Drilling is done with large rotary drills and blasting uses bulk explosives, electronic detonators, and delays. Large diameter drills are used for production drilling, while medium and small diameter drills are used for trim drilling.
The loading fleet consists of electric-rope shovels, hydraulic shovels, and front-end loaders. Electric-rope shovels are used for mine production, while hydraulic shovels and front-end loaders are used for rehandling and secondary works. Mining phases are extracted using 15 metre high benches. Depending on geotechnical recommendations, single or double benches can be used.
Two types of stockpiles are in place: high-grade and low-grade. The high-grade stockpile is used for blending purposes and to provide short-term management for mining of geometallurgical types. Low-grade stockpiling is used to store material that has been mined using variable cut-off grades, and to provide sufficient storage space for mineralization that is not included in the current life of mine plan.
Three waste rock storage facilities (“WRSFs”) are required for the life of mine plan; two are in operation and one, an extension to an existing WRSF, is to be constructed. The WRSF permitted capacities are sufficient for the remaining life of mine plan. A geotechnical monitoring system is in place.
The equipment fleet is suitable for the life of mine plan, and equipment numbers will peak in 2029. The main and ancillary mining equipment is owned and maintained by CMA. Buffer and trim drilling for wall control and blasting services are contracted out.
Pit slopes were updated by the engineer of record in 2023.
A new ore primary crusher is being commissioned in 2025 to support the last pit phases, as the current crusher location will be mined out by pit phase 9. This will allow pit phase 9 to continue expanding to the south. The environmental permitting process for this crusher was completed in 2021. The new crusher has a nominal capacity of 13,000 tonnes per hour, which exceeds the mill capacity.
Processing and Recovery Operations
The ore is crushed adjacent to the pit and conveyed through a 2.7 kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing two SAG mills, followed by ball mill grinding and flotation to produce separate copper, zinc molybdenum and lead/bismuth concentrates. The mill has the capacity to process up to 165,000 tonnes per day, depending on the ore hardness. Copper and zinc concentrates, at a slurry density of 60 - 65% solids, are pumped 304 kilometres from the mine to the terminal station at the port site at Punta Lobitos, where they are stored in three large agitated storage tanks that provide surge capacity between the pipeline and the dewatering plant. The concentrates are dewatered to final shipping moisture content (8.5 - 9.5% moisture) using large pressure filters, before being deposited in the dry concentrate storage shed. The filtered concentrate is stored in separate piles within the storage shed, depending on concentrate type. This also allows for blending when required. Concentrates are loaded onto ocean-going vessels by front end loaders and conveyors (enclosed to prevent concentrate loss) feeding a ship loading facility for shipment to smelters

2024 Annual Information Form
and refineries worldwide. The molybdenum concentrate is dewatered at the mine site, packed in bags, and transported to various ports or clients using highway trucks.
Production
On a 100% basis, Antamina’s copper production in 2024 was 426,900 tonnes, slightly higher than the 423,500 tonnes in 2023, as the treatment of a higher percentage of copper-only ore was largely offset by lower grades. Zinc production in 2024 decreased to 267,900 tonnes from 463,100 tonnes produced in 2023, as a result of processing a greater amount of copper-only ore in 2024. In 2024, on a 100% basis, molybdenum production was 8,100 tonnes, which was 131% higher than in 2023.
CMA has entered into long-term off-take agreements with affiliates of the Antamina shareholders on market terms for copper, zinc and molybdenum concentrates.
The collective bargaining agreement for Antamina’s unionized labour force follows a three-year renegotiation schedule and was up for renewal as of July 31, 2024. The new three-year agreement was signed in 2024, largely in line with the previous agreement.
Taxation and Royalties
There are no non-government royalties that must be paid on the concessions that host the Mineral Reserve or Mineral Resource estimates.
In Peru, the mining tax regime includes the Special Mining Tax and the Modified Mining Royalty which apply to CMA’s operating margin based on a progressive sliding scale ranging from 3% to 20.4%. A 5% Peruvian withholding tax also applies to dividends paid on any repatriation of earnings to Canada.
Under a long-term streaming agreement with a subsidiary of Franco-Nevada Corporation, Teck has agreed to deliver silver to that entity equivalent to 22.5% of the payable silver sold by CMA. After 86 million ounces of silver have been delivered under this agreement, the stream will be reduced by one-third. CMA, which owns and operates Antamina is not a party to this agreement and operations are not affected by it.
Mine Life
On February 14, 2024, the Peruvian regulators approved the Modification of Environmental Impact Assessment for the mine life expansion at Antamina, extending the permitted mine life until 2036. Accordingly, the remaining mine life is 12 years, from 2025 to 2036, with 2036 being a partial year. The project includes an expansion of the existing tailings dam facility, expansion of the open pit and waste dump areas, as well as changes to related infrastructure to support these expansions. CMA is also in the preliminary stages of evaluating potential options to extend the mine life beyond 2036.

2024 Annual Information Form
Infrastructure, Permitting and Compliance Activities
CMA holds more than 450 licenses and permits in relation to its mining activities at the Antamina Mine. The licenses and permits are managed using a computerized management system with alerts on renewals and expiry dates. Key permits cover: land tenure and access permits; construction and operations licenses; government permits; environmental licenses; closure plan; and water-management licenses and authorizations. All permits were in good standing as at the Antamina Report effective date and CMA holds all of the key permits required to support the life-of-mine plan.
CMA’s social management is governed under the multi-stakeholder model, which promotes the role of all participants by strengthening their capacities under the Sustainable Development Goals. CMA has implemented several measures to address potential social impacts in the area of social influence generated by mining activities and to strengthen the bonds of trust between the population and CMA. These are detailed in a social and community agreement plan established under the Community Relations Plan.
Social management for the Antamina operations consists of three major plans, which are: the Community Relations Plan, the Social Concertation Plan and the Community Development Plan. The Community Relations Plan consists of several programs that have objectives, guidelines and activities that focus on CMA’s social commitments and obligations under the mine closure.
There are environmental liabilities associated with the mining and processing activities. In order to minimize these environmental liabilities, CMA has secured all required environmental permits and conducts work in compliance with these permits. Additionally, CMA endeavours to comply with all applicable legal and other obligations.
Capital and Operating Costs
The 2025 projected capital costs for the Antamina Mine (shown on a 100% basis calculated from Teck’s attributable 22.5% share as disclosed in the Teck AIF) are approximately $1,044 – 1,156 million. The major components of the 2025 projected capital costs are:

Component	Approximate projected cost ($ million)

Sustaining	511 – 556
Growth	133 – 156
Capital Stripping	400 – 444
Total	1,044 – 1,156
* Totals may not add up due to rounding.

2024 Annual Information Form
The 2025 projected cash operating costs for the Antamina Mine (shown on a 100% basis calculated from Teck’s attributable 22.5% share as disclosed in the Teck AIF) are approximately $1,067 - $1,356 million. The major components of the 2025 projected cash operating costs are:

Component	Approximate projected cost ($ million)

Labour (including contractors)	511 – 622
Supplies	533 – 667
Energy	311 – 378
Other (including general & administrative, inventory changes, corporate allocations)	111 – 133
Less amounts associated with projected capitalized stripping	(400) – (444)
Total	1,067 – 1,356
* Totals may not add up due to rounding.
The 2025 projected cash operating costs presented above do not include transportation or royalties.
Dividends
On December 15, 2021, the Company declared its Inaugural Dividend in the amount of C$0.02 per Common Share for the fourth quarter of 2021, to Shareholders of record on January 18, 2022. The Inaugural Dividend was paid on January 28, 2022.
A quarterly dividend of C$0.02 per Common Share was declared and paid by the Company for each of its first, second, third and fourth quarters of 2022 to Shareholders of record of the Common Shares on each of April 19, 2022 (paid on April 29, 2022), July 19, 2022 (paid on July 29, 2022), October 18, 2022 (paid on October 28, 2022) and January 17, 2023 (paid on January 27, 2023). The total dividends paid out by the Company during 2022 was $0.08 per Common Share.
Subsequently, a quarterly dividend of C$0.02 per Common Share was declared and paid by the Company for each of its first, second, third and fourth quarters of 2023 to Shareholders of record of the Common Shares on each of April 18, 2023 (paid on April 28, 2023), July 18, 2023 (paid on July 28, 2023), October 17, 2023 (paid on October 27, 2023) and January 16, 2024 (paid on January 26, 2024). The total dividends paid out by the Company during 2023 was $0.08 per Common Share.
Subsequently, a quarterly dividend of C$0.02 per Common Share was declared and paid by the Company for each of its first, second, third and fourth quarters of 2024 to Shareholders of record of the Common Shares on each of April 16, 2024 (paid on April 26, 2024), July 16, 2024 (paid on July 26, 2024), October 15, 2024 (paid on October 25, 2024) and January 21, 2025 (paid on January 31, 2025). The total dividends paid out by the Company during 2024 was $0.08 per Common Share.
The Inaugural Dividend and each of the subsequent dividends as detailed above have qualified as an “eligible dividend” as defined in the Income Tax Act (Canada).

2024 Annual Information Form
The declaration, timing, amount, and payment of future dividends will remain at the discretion of and approval by the Board of Directors. The Company will review the dividend program on an ongoing basis and may amend it at any time depending on the Company’s then current financial position, capital allocation framework, profitability, cash flow, debt covenant compliance, legal requirements and other factors considered relevant. As such, while it is the current intention of the Board to declare a quarterly dividend on an ongoing basis, no assurances can be made that any future dividends will be declared and/or paid. Dividends paid to shareholders outside Canada (non-resident investors) are subject to Canadian non-resident withholding taxes.
Description of Capital Structure
Common Shares
The authorized share capital of the Company consists of an unlimited number of Common Shares. As of December 31, 2024, 296,420,407 Common Shares were issued and outstanding. As of March 31, 2025, 293,475,255 Common Shares are issued and outstanding.
Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of Directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of Directors may elect all Directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company’s Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.
Warrants
PUBLICLY TRADED
As of December 31, 2024, and as of the date hereof, the Company had no publicly traded warrants outstanding.

2024 Annual Information Form
NON-PUBLICLY TRADED
As of December 31, 2024, and as of the date hereof, the Company had no non-publicly traded warrants outstanding.
Trading Price and Volume
The Common Shares are listed and posted for trading on the TSX under the symbol “SSL” and on the NYSE under the symbol “SAND”.
Common Shares
The following table sets forth information relating to the trading of the Common Shares on the TSX for the most recently completed financial year.

Month	High (C$)	Low (C$)	Volume

January 2024	6.81	6.10	3,910,920
February 2024	6.30	5.355	6,808,688
March 2024	7.15	5.675	5,953,600
April 2024	7.82	7.05	9,406,451
May 2024	8.29	7.39	7,645,481
June 2024	7.83	7.26	4,908,215
July 2024	8.09	7.395	3,836,821
August 2024	8.12	6.93	6,967,170
September 2024	8.58	7.31	6,241,168
October 2024	8.98	7.80	11,236,180
November 2024	8.84	7.47	10,343,605
December 2024	8.33	7.675	6,285,309
The price of the Common Shares as quoted by the TSX at the close of business on December 31, 2024, was C$8.04 and on March 28, 2025, was C$10.85.

2024 Annual Information Form
Directors and Officers
The following table sets forth the name, province/state and country of residence, position held with the Company and principal occupation of each person, during the preceding five years, who is a Director and/or an executive officer of the Company.

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation

Nolan Watson British Columbia, Canada	President, Chief Executive Officer and Director since September 2008; Chairman of the Board from January 2013 to March 2016	President and Chief Executive Officer of the Company.
David Awram British Columbia, Canada	Director since March 2007; Executive Vice President from July 2009 to January 2013; Senior Executive Vice President since January 2013	Senior Executive Vice President of the Company.
John P.A. Budreski [1,2,3] British Columbia, Canada	Director since June 2009	Executive Chairman of Morien Resources Corp.; Executive Chairman of EnWave Corporation.
David E. De Witt [1,2,3] British Columbia, Canada	Director since April 2008; Lead Independent Director from January 2013 to March 2016; Chairman of the Board since March 2016	Independent Businessman; Chairman of Pathway Capital Ltd. (“Pathway”).
Andrew T. Swarthout [1,2] Colorado, United States	Director since March 2009	Independent Consultant.
Mary L. Little [2,3,4] Colorado, United States	Director since June 2014	Independent consultant.
Vera Kobalia [4] British Columbia, Canada	Director since June 2018	Government Advisor.
Elif Lévesque [4] Québec, Canada	Director since June 2023	Corporate Director
Erfan Kazemi British Columbia, Canada	Chief Financial Officer since August 2011	Chief Financial Officer of the Company.
1.Member of the Audit Committee (the Chairman is David E. De Witt).
2.Member of the Corporate Governance & Nominating Committee (the Chair is Mary L. Little).
3.Member of the Compensation Committee (the Chairman is John PA. Budreski).
4.Member of the Sustainability Committee (the Chair is Vera Kobalia).
Each Director’s term of office expires at the next annual meeting of shareholders of the Company or when his/her successor is duly elected or appointed, unless his/her term ends earlier in accordance with the articles or by-laws of the Company, he/she resigns from office, or he/she becomes disqualified to act as a director of the Company.
The principal occupations, businesses or employments of each of the Company’s Directors and executive officers are disclosed in the brief biographies set forth below.

2024 Annual Information Form
Nolan Watson — President , Chief Executive Officer and Director
Mr. Watson has been the President and Chief Executive Officer of the Company since September 2008 and was its Chairman from January 2013 to March 2016. From May 2010 to May 2014, when Sandstorm Metals & Energy Ltd. (“Sandstorm Metals”) was acquired by the Company, Mr. Watson was President and Chief Executive Officer of Sandstorm Metals and its Chairman from January 2013 to May 2014. From July 2008 to September 2008, Mr. Watson was an independent businessman. From April 2006 to July 2008, Mr. Watson was the Chief Financial Officer of Wheaton Precious Metals Corp. (formerly known as Silver Wheaton Corp., “Wheaton”). Mr. Watson is a Chartered Financial Analyst Charterholder, a Fellow of the Chartered Professional Accountants of British Columbia (Valedictorian), and he holds a Bachelor of Commerce degree (with honours) from the University of British Columbia. Mr. Watson’s leadership qualities and extensive financial, accounting and business experience are invaluable to the Board of Directors and management in achieving success for the Company in its industry.
David Awram — Senior Executive Vice President and Director
Mr. Awram was Executive Vice President of the Company from July 2009 to January 2013 and has been its Senior Executive Vice President since January 2013. Mr. Awram was Executive Vice President of Sandstorm Metals from January 2010 to January 2013 and then its Senior Executive Vice President from January 2013 to May 2014. From July 2008 to July 2009, Mr. Awram was an independent businessman. From May 2005 to July 2008, Mr. Awram was the Director of Investor Relations for Wheaton. Prior to May 2005, he was Manager, Investor Relations with Diamond Fields International Ltd. from April 2004 to April 2005. He holds a Bachelor of Science degree (Honours) in Geology from the University of British Columbia in 1996. Mr. Awram’s experience evaluating hundreds of resource projects and completion of on-site due diligence on dozens of mines across the globe is invaluable to the Board of Directors and management in enhancing the Company’s Gold Stream and royalty portfolio.
John P.A. Budreski — Director
Mr. Budreski has been the Executive Chairman of Morien Resources Corp., a mining development company, since November 2018 and was its Chief Executive Officer and Chairman from November 2017 to November 2018 and its President and Chief Executive Officer from November 2012 to November 2017. Mr. Budreski has been the Executive Chairman of EnWave Corporation, an advanced technology company, since June 2014. He was a Managing Director and a Vice Chairman with Cormark Securities Inc. from 2009 to 2012. He was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. During the periods from February 2012 to October 2012 and from December 2007 to February 2009, Mr. Budreski was an independent businessman. Prior to this, he filled the roles of a Managing Director of Equity Capital Markets and Head of Investment Banking for Scotia Capital Inc. from March 1998 to February 2005 after starting out as a Managing Director of US Institutional Equity Group for Scotia Capital. He also held senior roles in investment banking and equity sales and trading for RBC Dominion Securities and worked for Toronto Dominion Bank. He holds an MBA from the University of Calgary and a Bachelor of Engineering from TUNS/Dalhousie. Mr. Budreski’s experience and financial expertise in the investment banking and natural resources industries, combined with his knowledge of commodities and securities markets, provides the Board with valuable insight and perspective on these issues.

2024 Annual Information Form
David E. De Witt — Director and Chairman of the Board
Since October 2004, Mr. De Witt has been a co-founder and Chairman of Pathway, a Vancouver-based private venture capital company. Mr. De Witt graduated with a BComm/LLB from the University of British Columbia in 1978 and practiced corporate, securities and mining law until his retirement from the practice of law in January 1997. He has held directorships in a number of public companies involved in the natural resource field and has experience in resource projects located in Latin America, North America and Asia. Mr. De Witt’s intimate familiarity with all aspects of capital markets, financial transactions, mergers and acquisitions and restructuring provides value and informed perspective to management and the Board of Directors. His legal experience and work with the TSX and other forums also provides the Company with an enhanced perspective on governance issues.
Andrew T. Swarthout — Director
Mr. Swarthout was the Executive Chairman of Bear Creek Mining Corporation, a mining company, from October 2017 to May 2020. He was a director of Bear Creek Mining Corporation from 2003 to March 2025 and was its Chief Executive Officer from 2003 to September 2017. He was also its President until February 2011 and then again from August 2013 to September 2017. Mr. Swarthout has been a director of Pucara Gold Ltd. since June 9, 2020. Mr. Swarthout was a director of Rio Cristal Resources Corporation from December 2006 to September 2013, and he was a director of Esperanza Resources Corp. from May 2012 to August 2013 (when it was acquired by Alamos Gold Inc.). Formerly he was an officer and member of the management committee of Southern Peru Copper Corporation from 1995 to 2000 where he participated in decision making during a dynamic period of corporate expansions, financing and project development. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist. Mr. Swarthout’s extensive experience in the mining industry, coupled with his background in precious metals exploration and project development, combine to provide valuable industry insight and perspective to the Board of Directors and management.
Mary L. Little — Director
Ms. Little has been an independent geological consultant since 2014. Formerly, she was the founding Chief Executive Officer, President and a director (from October 2003 to May 2014) of Mirasol Resources Ltd., a precious metals company focused on exploration in Latin America. Ms. Little was a director of Pure Energy Minerals Ltd. from March 2015 to October 2024. On April 1, 2016, Ms. Little became a director of Tinka Resources Ltd. and on May 14, 2018, she became a director of Capella Minerals Limited (formerly known as New Dimension Resources Ltd.). She became a director of Sable Resources Ltd. on September 5, 2024. Her industry experience includes 15 years in Latin America with major mining companies Newmont, Cyprus Amax and WMC Ltd., where she held management positions including Business Development Manager and Country Manager. Ms. Little served as trustee for the Society of Economic Geologists Foundation from 2010 to 2014 and was appointed to the SEG Council from 2022 to 2024. She holds a M.Sc. degree in Earth Sciences from the University of California and an MBA from the University of Colorado and is a Qualified Person under NI 43-101. She received the 2025 Alumni Citation Award from Franklin and Marshall College for distinguished accomplishments in a profession, leadership and service to the community. Ms. Little’s extensive experience in the exploration and evaluation of epithermal precious metals deposits, as well as porphyry and sediment-hosted mineral environments provides the Board and management with valuable industry insight.

2024 Annual Information Form
Vera Kobalia — Director
Ms. Kobalia is the founder of Kobalia Consulting, a private consultancy advising public and private sector leaders around the world since 2013. Clients have included local and federal governments of Australia, Kazakhstan, Philippines, United Arab Emirates, Indonesia, and the United Kingdom. She is also co-founder of Olyn Inc., a blockchain based solution for asset registry. Ms. Kobalia is an AsiaGlobal Fellow at the University of Hong Kong. Formerly, she was an International Doing Business Advisor for the Australia Indonesia Partnership for Economic Governance in Jakarta, Indonesia from January 2016 to February 2018. From February to July 2015, she was the Deputy Chair of the Board for the Astana Expo 2017 National Company in Astana, Kazakhstan. From October 2012 to November 2013, Ms. Kobalia was Advisor to the President of Georgia on issues of economic and foreign policy in Tbilisi, Georgia. Prior to this appointment, she held the government position of Minister for the Ministry of Economy and Sustainable Development of Georgia in Tbilisi, Georgia for the period from June 2010 to October 2012. Ms. Kobalia is currently a visiting lecturer at the European Academy of Diplomacy (Warsaw, Poland); and a member of the Economic Development Advisory Committee for the City of New Westminster, British Columbia. Ms. Kobalia is a frequent speaker at various international forums including the World Economic Forum, where she was a Board Member on the Global Council for Development Finance in 2018-2019. She is fluent in English, Russian and Georgian and frequently speaks on public policy issues, fighting corruption in public and private institutions, sustainable development as economic growth tool and women leadership at international conferences and forums, including the Council of Europe’s World Forum for Democracy, the World Economic Forum, the Warsaw Security Forum and the International Transport Forum. She holds a diploma in Information Technology Management from the British Columbia Institute of Technology. In 2019, Ms. Kobalia was recognized as one of Business in Vancouver’s “Top 40 Under 40” award winners. The award highlights the achievements of B.C.’s outstanding young entrepreneurs, executives and professionals. In 2024, Ms. Kobalia earned the Sustainability & ESG Designation and Certification (GCB.D) from Competent Boards. Ms. Kobalia’s experience as noted above, provides the Board and management with valuable insight on foreign policy and international issues.
Elif Lévesque — Director
Elif Lévesque is a founder and former Chief Financial Officer of Nomad Royalty Company Ltd., a company formerly listed on the NYSE and TSX from its inception in 2020 until its acquisition by the Company in August 2022. Between June 2014 and February 2020, she was Chief Financial Officer and Vice President Finance of Osisko Gold Royalties Ltd. Prior to this, Ms. Lévesque was Vice President and Controller of Osisko Mining Corporation and contributed to the finance function at Osisko since 2008. Ms. Lévesque has over 20 years of experience with Canadian and U.S. listed companies, including 18 years with leading intermediate gold producers (Cambior Inc. 2002-2006 and Iamgold Corporation 2006-2008). Ms. Lévesque also serves as a director of G Mining Ventures Corp. (and Chairperson of its Audit and Risk Committee) and Cascades Inc. She is a Chartered Professional Accountant, holds a Bachelor's degree in Economics and an MBA from Clark University (Massachusetts, USA) and has an ICD.D designation. Ms. Lévesque was the winner in the category “Financial executive of a small or medium enterprise” in the 2018 Aces of Finance competition held by FEI Canada, Québec Section and was named as one of the “Top 100 global inspirational women in mining”, 2018 edition of Women in Mining in the UK. Ms. Lévesque’s extensive financial, accounting and business experience are valuable to the Board of Directors and management in achieving success for the Company in its industry.

2024 Annual Information Form
Erfan Kazemi — Chief Financial Officer
Since August 2011, Mr. Kazemi has been the Chief Financial Officer of the Company and he was the Chief Financial Officer of Sandstorm Metals from August 2011 to May 2014. Formerly, Mr. Kazemi was a Senior Manager at PricewaterhouseCoopers LLP where he worked commencing in January 2005 (as an Associate) until June 2011 and where he managed the audits of billion-dollar multinational entities and co-authored several publications. On August 31, 2022, he became a director and the President and Chief Executive Officer of Horizon (as previously described in this AIF). In the community, Mr. Kazemi is a former member of the Vancouver Public Library Board and of the University of British Columbia Board of Governors. Mr. Kazemi is a Chartered Financial Analyst Charterholder, a Chartered Professional Accountant and he also holds a Bachelor of Science (Mathematics) from the University of British Columbia. Mr. Kazemi brings an important range of extensive financial, accounting and business experience to the Board of Directors which is vital in managing the Company’s business.
As at March 31, 2025, the Directors and executive officers of Sandstorm Gold, as a group, beneficially owned, directly and indirectly, or exercised control or direction over, 3,696,076 Common Shares, representing approximately 1.26% of the total number of Common Shares outstanding before giving effect to the exercise of options or restricted share rights to purchase Common Shares held by such Directors and executive officers.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the knowledge of the Company, no director or executive officer of the Company, is, or within ten years prior to the date of this AIF has been, a director, chief executive officer or chief financial officer of any company (including Sandstorm Gold) that, iwas subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or
iiwas subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, iis, or within ten years prior to the date of this AIF has been, a director or executive officer of any company (including Sandstorm) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than John P.A. Budreski, who became a director of Colossus Minerals Inc. (“Colossus”) in late March of 2014 pursuant to the terms of, and upon the completion of, a Court supervised restructuring.

2024 Annual Information Form
Prior to Mr. Budreski joining the Board of Colossus, Colossus had failed to file its requisite disclosure materials with the applicable regulatory bodies and, on April 29, 2014, the Ontario Securities Commission issued a cease trade order against Colossus. As of the date hereof, the cease trade order remains in effect; or
iihas, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.
No Director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Conflicts of Interest
To the best of Sandstorm Gold’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential material conflicts of interest between Sandstorm Gold and any Director or officer of Sandstorm Gold, except that certain of the Directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a Director or officer of Sandstorm Gold and their duties as a director or officer of such other companies. See “Description of the Business - Risk Factors - Risks Relating to the Company - Conflicts of Interest”.
Regulatory Actions
There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by any securities regulatory authority during the year ended December 31, 2024, or any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor making an investment decision, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2024.

2024 Annual Information Form
Interest of Management and Others in Material Transactions
Other than as described in this AIF, no Directors, executive officers or principal shareholders of Sandstorm Gold or any associate or affiliate of the foregoing have had any material interest, direct or indirect, in any transactions in which Sandstorm Gold has participated since January 1, 2022, which has materially affected or is reasonably expected to materially affect Sandstorm Gold.
Transfer Agent and Registrar
The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States of America is Computershare Trust Company, N.A. in Golden, Colorado.
Material Contracts
The only material contracts entered into by the Company within the financial period ended December 31, 2024, or since such time or before such time that are still in effect, other than in the ordinary course of business, are as follows:
1)The Copper Stream and the Silver Stream. See “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Interests – Multi-Asset Stream with Yamana Gold Inc.” for further details.
2)The Orion Registration Rights Agreement. See “GENERAL DEVELOPMENT OF THE BUSINESS – Corporate Takeover of Nomad Royalty Company Ltd.” for further detail.
3)The BaseCore Asset Purchase Agreement. See “GENERAL DEVELOPMENT OF THE BUSINESS – BaseCore Transaction” for further details.

2024 Annual Information Form
Interests of Experts
Qualified Persons Under NI 43-101
Imola Götz, M.Sc., P.Eng, F.E.C., Vice President, Mining & Engineering of the Company, a qualified person under NI 43-101, has reviewed and approved all scientific and technical information contained in this AIF.
As of the date hereof, Ms. Götz is an employee and the Vice President, Mining & Engineering of the Company. She held either less than 1% of the outstanding Common Shares or no securities of the Company or of any associate or affiliate of the Company at the time of preparation of the respective reports and/or at the time of the preparation of the technical information contained in this AIF and did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company. Ms. Götz is currently not expected to be elected, appointed or employed as a Director or officer of the Company or of any associate or affiliate of the Company, however, as stated above, she is currently an employee of the Company and is its Vice President, Mining & Engineering.
Auditors
The Company’s independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated February 18, 2025, in respect of the Company’s consolidated financial statements as at December 31, 2024, and December 31, 2023, and for each of the years then ended and on the effectiveness of internal control over financial reporting as of December 31, 2024. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the CPABC Code of Professional Conduct and any applicable legislation or regulations, as well as the rules of the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB) on auditor independence.
Audit Committee
The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The Audit Committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full Board of Directors of the Company.

2024 Annual Information Form
The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s Board of Directors. A copy of the Audit Committee’s charter is attached hereto as Schedule “A” to this AIF.
The following are the current members of the Audit Committee:

John P.A. Budreski	Independent [1]	Financially literate [1]
David E. De Witt	Independent [1]	Financially literate [1]
Andrew T. Swarthout	Independent [1]	Financially literate [1]
1.As defined by National Instrument 52-110 Audit Committees (“NI 52-110”) and within the meaning of the NYSE listing standards.
Relevant Education and Experience
As noted above, each member of the Audit Committee is financially literate, i.e. has the ability to read and understand financial statements. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee Charter.
Set out below is a general description of the education and experience of each Audit Committee member which is relevant to the performance of his responsibilities as an Audit Committee member.
John P.A. Budreski — Mr. Budreski has been involved in capital markets since 1987 and has acted as an advisor or consultant on a variety of capital markets matters. From 2009 to 2012, he was a Managing Director and a Vice Chairman with Cormark Securities Inc. He was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. Mr. Budreski’s work has required extensive review and analysis of financial statements. He graduated in 1981 from TUNS/Dalhousie with a Bachelor of Engineering degree and then in 1986 from the University of Calgary with an MBA degree.
David E. De Witt — Mr. De Witt is a founding partner and the Chairman of Pathway Capital Ltd., a private venture capital company which was founded in October 2004. He has been a director and officer of numerous publicly traded companies since 1991 and his work has required extensive review and analysis of financial statements. Mr. De Witt graduated in 1975 from the University of British Columbia with a Bachelor of Commerce degree and then in 1978 with a Bachelor of Laws degree.
Andrew T. Swarthout — Mr. Swarthout has been a director of Pucara Gold Ltd. since June 2020. He was a director of Rio Cristal Resources Corporation from December 2006 to September 2013, of Esperanza Resources Corp. from May 2012 to August 2013 and, he was a director of Bear Creek Mining Corporation from 2003 to March 2025. These are all publicly traded companies and Mr. Swarthout’s work has required extensive review of financial statements. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.
See Directors and Officers above for a further description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

2024 Annual Information Form
Reliance on Certain Exemptions
At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any exemption from NI 52-110.
Audit Committee Oversight
At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.
Pre-Approval Policies and Procedures
The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.
External Auditor Service Fees
The aggregate fees billed by the Company’s external auditors in each of the last two financial years are as follows:

Financial Year Ending	Audit Fees [1]	Audit-Related Fees	Tax Fees [2]	All Other Fees [3]

2024 (December 31)	C$646,600	NIL	C$16,535	C$3,310
2023 (December 31)	C$637,439	NIL	C$121,452	C$3,310
1.Includes C$61,557 for 2023 and C$66,382 for 2024, for matters in connection with the Company’s ATM Program and renewal of the Company’s Base Shelf Prospectus
2.Tax advisory fees relating to due diligence as to tax components of contemplated streams and royalties and other; and
3.Fee for online IFRS accounting manual database.
Additional Information
Additional Information
Additional information relating to the Company can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
Additional information, including Directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained

2024 Annual Information Form
in the management information circular of the Company dated May 2, 2024, and filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, which was prepared in connection with the Company’s 2024 annual meeting of shareholders held on June 21, 2024. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2024.
Disclosure Controls and Procedures
An evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as required under applicable Canadian and United States securities legislation (“Securities Legislation”). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2024, the Company’s disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in documents and reports that it files or submits to the regulators in Canada and the United States under applicable Securities Legislation was recorded, processed, summarized and reported within the time periods specified in such applicable Securities Legislation and designated forms; and (ii) material information required to be disclosed in the Company’s documents and designated forms filed under such Securities Legislation was accumulated and communicated to the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Schedule “A”
SANDSTORM GOLD LTD.
(the "Company")
AUDIT COMMITTEE CHARTER
I. Mandate
The primary function of the Audit Committee (the “Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:
•Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.
•Oversee the audit of the Company’s financial statements.
•Review and appraise the performance of the Company’s external auditors.
•Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.
II. Composition
The Committee shall be comprised of three or more directors as determined by the Board of Directors. Each of these directors shall be independent as required by the applicable rules of the Company’s regulators. No member of the Committee is permitted to have participated in the preparation of the financial statements of the Company or any current subsidiary at any time during the past three years.
If permitted by applicable stock exchange laws and regulations in effect from time to time, one director who (i) is not independent as defined and required under applicable stock exchange rules, and (ii) is not a current employee or an immediate family member (as defined under applicable stock exchange rules) of such employee, may be appointed to the Audit Committee if the Board, under exceptional and limited circumstances, determines that membership on the Audit Committee by the individual is required in the best interests of the Company and its stockholders. In such event, the Board will disclose in the Company’s next annual proxy statement the nature of that director’s relationship with the Company and the reasons for that determination. A director appointed to the Committee pursuant to this exception may not serve in excess of two consecutive years and may not chair the Committee.
Each member of the Committee will be able to read and understand fundamental financial statements. At least one member of the Committee shall have accounting or related financial management expertise to
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qualify as a financial expert. A financial expert is a member who understands generally accepted accounting principles and financial statements; can assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; understands internal control over financial reporting; and understands audit committee functions.
The members of the Committee shall be elected by the Board of Directors. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.
III. Meetings
The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.
IV. Responsibilities and Duties
To fulfill its responsibilities and duties, the Committee shall:
DOCUMENTS/REPORTS REVIEW
1)Review and update this Charter annually.
2)Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.
3)Review the expenses of the Chief Executive Officer on an annual basis.
EXTERNAL AUDITORS
1)Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
2)Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company.
3)Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
4)Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.
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5)Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
6)At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.
7)Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
8)Review with management and the external auditors the audit plan for the year-end financial statements.
9)Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
i.the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
ii.such services were not recognized by the Company at the time of the engagement to be non-audit services; and
iii.such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.
Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.
FINANCIAL REPORTING PROCESSES
1)In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.
2)Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.
3)Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.
4)Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
5)Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
6)Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements. Where there are significant unsettled issues, the Committee shall ensure that there is an agreed course of action for the resolution of such matters.
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7)Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
8)Solicit and review complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
9)Review certification process.
10)Allow for the solicitation of confidential and/or anonymous submissions by employees of the Company of concerns regarding questionable accounting or auditing matters.
11)Review any related-party transactions.
GENERAL
1)The Committee shall be empowered to retain independent counsel and other advisers as necessary to carry out its duties.
2)The Committee shall be provided appropriate funding from the Company, as determined by the Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company, to any advisers employed by the Committee, and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
APPROVED by the Audit Committee of SANDSTORM GOLD LTD. on May 3, 2012.
APPROVED and ADOPTED by the Board of Directors of SANDSTORM GOLD LTD. on May 3, 2012.
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